Form 20-F
period 2025-12-31
Agencia Comercial Spirits Ltd.
filed 2026-04-30
CIK 2060016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42892

Agencia Comercial Spirits Ltd

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 23-1, Shenzun Rd., Shengang Dist.

Taichung City 429014, Taiwan (R.O.C.)

Tel: +886-4-25614413
(Address of principal executive offices)

Tsai Yi Yang, Director and Chief Executive Officer

+886-4-25614413

Victsai@agcctw.com

No. 23-1, Shenzun Rd., Shengang Dist.

Taichung City 429014, Taiwan (R.O.C.)

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.00004	AGCC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

19,876,500 Class A Ordinary Shares, US$0.00004 par value, at December 31, 2025

14,500,000 Class B Ordinary Shares, US$0.00004 par value, at December 31, 2025

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

i

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	Public health emergencies, outbreaks of infectious diseases, or other events that could disrupt our business, industry, or supply chain;

●	Geopolitical events, trade restrictions, tariffs, or government orders that could affect the global economy or our operations;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

ii

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and publish our financial statements in U.S. Dollars.

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

REFERENCES

In this Annual Report, the terms “we,” “our,” “us” and the “Company” refer to Agencia Comercial Spirits Ltd and, where the context so requires or suggests, our direct and indirect subsidiaries. Agencia Comercial Spirits Ltd is incorporated in the Cayman Islands and is a holding company with no material operations. We conduct our core business operations through our direct wholly-owned subsidiary, Ping Shiang Holding Ltd, and an indirect wholly-owned subsidiary, Agencia Comercial Co., Ltd in Taiwan (“Taiwan Operating Subsidiary”). In February 2026, we disclosed a strategic initiative to expand into the AI computing infrastructure sector, which is managed through our newly established operating subsidiary, PT. AGCC AITECH Indonesia, and its parent holding company, AGCC Investment (Indonesia) Co. Ltd, a British Virgin Islands entity through which we hold our equity interests. For additional details regarding our corporate history and a full list of our subsidiaries, see “Information on the Company – Corporate History and Structure” and Exhibit 8.1 to this Annual Report, respectively.

“Initial Public Offering” or “IPO” refers to the closing on October 23, 2025 of the Company’s initial public offering of 1,750,000 Class A Ordinary Shares at US$4.00 per share (US$7.00 million total). Subsequently, on October 31, 2025, the Company closed the issuance of an additional 262,500 Class A Ordinary Shares pursuant to the full exercise of the underwriters’ over-allotment option, bringing total gross proceeds to US$8.05 million.

References to “USD” or “US$” or “$” are to United States Dollars.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market prices of the Class A Ordinary Shares could decline and you may lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

RISK FACTORS

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

A decrease in consumer demand for alcoholic beverages could significantly and negatively impact our business, operations, and financial performance.

Our performance depends on consumers’ demand for our products. Various factors can cause shifts in consumer preferences, such as:

●	Changes in demographic or social trends

●	Fluctuations in discretionary income

●	Inflation-driven price changes in consumer products

●	Evolving laws, regulations, and public health policies

●	Altered leisure, dining, and beverage consumption patterns

To succeed, we must anticipate and effectively respond to these shifts. If consumer preferences move away from our products, our operations and financial results would be materially and adversely affected.

Factors that may reduce consumer demand for alcoholic beverages include:

●	Economic or geopolitical downturns affecting discretionary income

●	Declining on-premise consumption due to public health policies like smoking bans and stricter DUI laws

●	Generational or demographic shifts towards alternatives such as hard seltzer, lower-calorie alcoholic beverages, and non-alcoholic options like soft drinks, sports drinks, and water

●	Increased anti-alcohol activism and negative perceptions of alcohol consumption

●	Health concerns related to alcoholic beverage consumption

●	Adverse legal and regulatory changes, like higher taxes or duties on alcohol imports or sales

Our luxury alcoholic beverage portfolio is especially vulnerable to changing economic conditions and consumer tastes, spending habits, and preferences. This could reduce sales and profitability. Unanticipated changes in demand or preference could also impair our ability to forecast production needs and adapt to shifting consumer preferences, further negatively affecting our business, operations, and financial results.

We face significant competition from an increasing number of products and market participants, which could materially and adversely affect our business, results of operations, and financial condition.

Our whisky products face competition from a wide array of both domestic and international premium whiskies, as well as from more affordably priced generic options. Additionally, they compete against other alcoholic beverages and, to a lesser extent, non-alcoholic alternatives for consumer acceptance, brand loyalty, and visibility in retail environments and restaurant alcohol lists. Marketing attention from our distributors, many of whom maintain extensive portfolios of spirits and other beverages, further intensifies this competition. We strive to differentiate ourselves based on product taste and quality, brand image, pricing, service, and our capacity for innovation in response to evolving consumer preferences. This competitive landscape is shaped by both established players and new entrants, many of whom possess more substantial financial, technical, marketing, and distribution capabilities, as well as superior public relations resources. Consequently, we have experienced, and may continue to encounter, upward pressure on our selling, marketing, and promotional costs in light of our growth objectives. There is no guarantee that we will be able to effectively compete against our rivals in the future or that we will not face increased competition from other distilleries and beverage manufacturers.

Brand awareness and acceptance are also crucial factors in our competitive environment. Our business is substantially dependent upon the awareness and market acceptance of our whisky products and brands by our targeted consumers. Moreover, our success hinges on our independent distributors’ acceptance of our brands as having the potential to provide incremental sales growth rather than cannibalizing their existing beverage sales. The extent to which our products and brands can achieve and sustain satisfactory levels of acceptance among independent distributors, retail customers, and consumers remains to be determined. Any failure to maintain or enhance brand acceptance and market penetration could have a materially adverse impact on our revenues and overall financial performance.

We invest significant time and resources in attracting and retaining key distributors and suppliers.

Our marketing and sales strategy largely depends on the availability and performance of our independent distributors. Currently, we do not have, nor do we anticipate establishing in the future, long-term contractual commitments with our distributors. We normally enter into framework sales agreement with our distributors from time to time. During the contract term, our distributors are entitled to place purchase orders with us for each of our products at the unit price, which is typically agreed at a fixed price per bottle, set forth in the distribution agreement. Moreover, these distributors may terminate their relationship with us on short notice. It’s also important to note that some distributors handle multiple competitive products, and our products may constitute only a small part of their overall business.

Further, all of our distributors place purchase orders with us on an as-needed basis. There is no assurance that our customers will continue to place purchase orders with us in the future. In the event that any of our major distributors ceases to place purchase orders with us, reduces the amount of their purchase orders with us, or requests for more favorable terms and conditions, our business, results of operations, financial conditions and future prospects may be adversely affected.

There is no assurance that our distributors will renew the framework sales agreement with us under similar terms and conditions, nor can we guarantee that we will maintain our existing distribution relationships or successfully establish and sustain new ones in different geographic areas. Additionally, we may need to incur additional costs to attract and retain key distributors in one or more of our geographic markets to effectively exploit these markets.

The marketing efforts of our distributors are vital to our success. If our brands fail to appeal to our current distributors, or if we are unable to attract additional distributors, or if our distributors do not prioritize the marketing and promotion of our products over those of our competitors, our business, financial condition, and results of operations could be adversely affected.

In the absence of long-term supply contracts, our suppliers have the potential to reduce the quantities or priority of our orders, or to terminate sales to us due to unforeseen circumstances or factors beyond our control. While we have not historically encountered significant or prolonged challenges in procuring our products, any potential reduction in supply or loss of established supplier relationships could disrupt our procurement operations, necessitating a considerable investment of time and effort to cultivate new supply connections. However, due to the abundance of competitive suppliers, our established ad hoc procurement practice based on prevailing market conditions, and our strong market position, we believe such disruption would likely be temporary, and we would be able to find suitable suppliers in a timely manner and establish relationships with suitable replacements over time. Nevertheless, if we fail to identify suitable replacement suppliers in a timely manner or with reasonable product pricing for the type of products we specialize in selling, our operations may be disrupted, and our net revenue, gross profit margin, and results of operations may be adversely and materially impacted.

It is difficult to predict the timing and amount of our sales because our distributors and their accounts are not required to place minimum orders with us.

Our independent distributors and their accounts are not obligated to place minimum monthly or annual orders of our products. To minimize inventory costs, these distributors generally follow a “just in time” ordering approach, purchasing products from us in quantities and at times based on the specific demand in their distribution areas. For higher-demand products, a minimum par level is typically maintained in the distributors’ warehouses and reorders are only triggered when inventory falls below that level. As a result, we cannot accurately predict the timing or quantities that any of our independent distributors will purchase, nor can we be certain that they will continue to purchase our products at the same frequency and in the same quantities as they have in the past.

Moreover, our larger distributors and partners may place orders that exceed our historical order sizes. Any shortages in inventory levels, supply of raw materials, or other key supplies could have a negative impact on our ability to fulfill these larger orders, potentially affecting our business operations and customer relationships.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels of whisky and other alcohol beverages to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to accurately estimate demand for our products. However, estimating demand is inherently imprecise, particularly for new products, seasonal promotions, and new markets.

If we materially underestimate demand for our products, we might not be able to satisfy demand on a short-term basis, potentially leading to lost sales opportunities and damaged relationships with our distributors and retailers. Conversely, if we overestimate demand, we may end up with excess inventory, resulting in higher storage costs, increased trade spending, and the risk of inventory obsolescence.

Failure to properly manage our inventory to meet demand could not only damage our relationships with our distributors and retailers but also delay or lose sales opportunities, unfavorably impacting our future sales and adversely affecting our operating results. Additionally, if the inventory of our products held by our distributors and retailers is too high, they may reduce or cease placing orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

If our inventory is lost due to theft, fire, or other damage, or becomes obsolete, our results of operations would be negatively impacted.

We expect our inventory levels to fluctuate to meet customer delivery requirements for our products. There is always a risk of loss of this inventory due to theft, fire or other damage, and any such loss, whether insured or not, could cause us to fail to meet our orders and harm our sales and operating results.

In addition, our inventory may become obsolete as we introduce new products, cease to produce old products, or modify the design of our products’ packaging, which would increase our operating losses and negatively impact our results of operations. For example, in the whisky industry, the aging process can result in losses known as the “angel’s share,” in which a portion of the liquid evaporates through the porous wood of the barrel. This natural loss, along with potential obsolescence due to changes in consumer preferences or packaging updates, can affect our inventory levels and profitability.

Our business is subject to seasonality related to sales of our products.

The whisky market experiences considerable seasonal fluctuations. Historically, a significant portion of net sales and earnings in the whisky industry occurs during the holiday season, particularly in November and December. This period is marked by increased social gatherings, family parties, and gift-giving, which drive higher demand for whisky. Additionally, the summer months, particularly June through August, also see a rise in sales due to outdoor activities and social events where whisky is a popular choice.

As a result, our operating results may fluctuate significantly from quarter to quarter, and the outcomes for any given quarter are not necessarily indicative of results for other periods. If our sales were to decline substantially below these seasonal norms for any reason, our annual revenues and earnings could be materially and adversely affected.

Our largest customers accounted for a significant portion of our total revenue for the year ended December 31, 2025.

We derive a substantial portion of our revenue from a limited number of major customers. For the year ended December 31, 2025, our largest customer in aggregate accounted for approximately 40.0% of our total revenue for the year. There is no assurance that any of our major customers will renew their framework sales agreements or continue to place purchase orders with us in the future. In the event that any of our major customers ceases to place purchase orders with our Group or reduces the amount of their purchase orders with us, our business, results of operations, financial condition and future prospects may be adversely affected.

We depend on a limited number of customers for a high percentage of our revenue. If we cannot maintain our current relationships with customers, fail to sustain recurring sources of revenue with our existing customers, or if we fail to enter into new relationships, our future operating results will be adversely affected.

For the fiscal year ended December 31, 2025, revenue from our largest customer accounted for approximately over 40.0% of our sales, of which buy from us on a purchase order basis. The revenue attributable to our top customers has fluctuated in the past and may fluctuate in the future, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. In addition, the termination of these relationships could result in a temporary or permanent loss of revenue.

Our future success depends on our ability to maintain these relationships, to increase our penetration among these existing customers and to establish new relationships. We engage in conversations with other brand owners and companies regarding potential commercial opportunities on an ongoing basis, which can be time consuming. There is no assurance that any of these conversations will result in a commercial agreement, or if an agreement is reached, that the resulting relationship will be successful. Speculation in the industry about our existing or potential commercial relationships can be a catalyst for adverse speculation about us and our products, which can adversely affect our reputation and our business. In addition, if our customers order our products but fail to pay on time or at all, our liquidity, financial condition, results of operations, cash flows and prospects could be materially and adversely affected.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brands depends on consumers’ positive perceptions of them. Any contamination, whether accidental or due to the intentional actions of third parties, or other incidents that compromise the integrity or consumer support of our brands could impact product demand. Contaminants in third-party raw materials or defects in the distillation and fermentation processes could result in poor beverage quality, causing illness or injury to consumers and potentially reducing sales of the affected brand or all of our brands.

Furthermore, if third parties sell counterfeit versions of our brands or brands that closely resemble ours, consumers may confuse our products with inferior alternatives. Additionally, we have no control over the usage of our whisky products, in particular the raw cask whisky, if third parties utilize our whisky to produce counterfeit whisky products resembling other whisky brands, it could create the perception that we are complicit in these activities. This confusion may result in administrative or criminal investigations, which could further damage our reputation. Consequently, these issues could lead to consumers avoiding our brands in the future, generating negative media coverage, and ultimately harm our brand equity and adversely impacting our sales and overall business operations.

Our inability to effectively manage growth or prepare for product scalability could negatively impact our employee efficiency, product quality, working capital levels, and results of operations.

Significant market growth for our products or our expansion into new markets may require an increase in our workforce for managerial, operational, financial and other functions. During periods of growth, we may experience challenges related to our operational and financial systems and controls, including quality control and delivery and service capabilities. We will also need to continue to expand, train and manage our employee base. Future growth will place significant additional responsibilities on our management team to identify, recruit, retain, integrate and motivate new employees.

Beyond the complexities of human resource management, we may also face working capital issues. We will require increased liquidity to finance the marketing of our products and the hiring of additional staff. Our new AI computing infrastructure venture requires higher levels of upfront capital and liquidity compared to our traditional operations. Any failure to secure additional financing or manage the intensive cash requirements of server leases and data center construction could constrain our working capital and force us to delay or abandon our expansion plans. To manage growth effectively, we must continually improve our operational, management and financial systems and controls. Failure to do so could result in operational and financial inefficiencies that could adversely affect our profitability. We cannot guarantee that we will be able to timely and effectively meet increased demand while maintaining the quality standards expected by our existing and potential customers.

Our ability to successfully introduce new whisky products and services is uncertain.

The success of developing, launching, selling, and supporting new or enhanced whisky products or services hinges on various factors. These include the timely and efficient completion of product design, bottling, packaging, labeling, development, and approval processes, as well as the effective implementation of these offerings in the market. Since commitments for new products and services are often made well in advance of actual sales, decisions must accurately anticipate shifts in the whisky industry. There is no guarantee that we will be successful in selecting, developing and marketing new whisky products and services or in enhancing our existing offerings. A failure in this regard could have a negative impact on our business, financial condition, and results of operations.

 Moreover, the introduction of new whisky products or enhancements by our competitors, or their adoption of innovative packaging, branding, or distribution strategies, could lead to a decline in sales or a loss of market acceptance for our planned products and services. Specifically, competitors may introduce systems, products, or services that directly compete with our offerings, leveraging newer technology or pricing strategies that we cannot match. Depending on our existing customer arrangements, this could result in the loss of customers.

In addition, our new bottling, packaging, and proprietary brand whisky business depends on the performance of third-party distilleries, brand owners, and contract manufacturers. If these third parties fail to supply products on time, maintain required quality standards, comply with applicable laws and regulations, or renew or honor brand authorization arrangements, we may experience delays, increased costs, product recalls, reputational harm, or loss of sales.

Our ability to launch and support these products also depends on our ability to comply with product labeling, import/export, excise tax, food and beverage, and alcoholic beverage regulations in multiple jurisdictions. Any failure to satisfy these requirements, or any product quality issues or customer complaints, could adversely affect our reputation, increase our costs, and materially and adversely affect our business, financial condition, and results of operations.

We are significantly expanding into the AI computing infrastructure business, which involves substantial capital commitments, high-performance hardware procurement risks, and international real estate development risks.

On February, 13 2026, we disclosed that we entered into a non-binding letter of intent to lease high-performance AI computing servers based on the NVIDIA B300 (Blackwell architecture) platform. While we have paid a significant deposit toward this arrangement, there is no guarantee that a definitive lease agreement will be executed on favorable terms, or at all. Our ability to successfully launch this business depends on several factors:

●	Hardware Availability and Concentration Risk: The market for NVIDIA Blackwell architecture servers is characterized by extreme demand and supply chain volatility. Any failure by our counterparty to secure these units, or any changes in NVIDIA’s allocation policies, could prevent us from launching our AI services and result in significant opportunity costs.

●	Substantial Financial Obligations: The estimated total contract value represents a material financial commitment relative to our historical operations in the alcoholic beverage industry. If we are unable to generate sufficient revenue from these servers to cover the lease payments, our financial condition and liquidity will be materially and adversely affected.

●	Data Center Development Risks in Indonesia: We have also entered into a non-binding letter of intent to acquire a large land parcel in Indonesia for an AI data center site. This involves unique risks, including:

●	Regulatory Approvals: The requirement to establish a local Indonesian affiliate and obtain necessary land-use rights, construction permits, and environmental approvals.

●	Infrastructure Requirements: The challenge of securing adequate power, specialized cooling, and high-speed fiber connectivity required for AI-grade infrastructure.

●	Non-Refundable Costs: We have committed initial booking fees and deposits which are generally non-refundable. If the project is canceled or fails to proceed, these amounts will be lost.

If we fail to integrate these high-performance computing assets with our planned Indonesian data center infrastructure, or if the market for AI computing power shifts before we reach operational capacity, we may never realize a return on these significant investments, which could materially harm our business and results of operations.

We may periodically face litigation specifically targeting the alcoholic beverage industry, as well as other legal actions arising in the normal course of our business.

Companies in our industry are occasionally exposed to class-action lawsuits or other private or governmental claims. These may pertain to product liability, marketing and advertising practices, distribution methods, issues related to alcohol abuse, or health concerns stemming from excessive alcohol consumption or misuse, such as underage drinking. Various groups and government agencies have occasionally voiced concerns about the harmful use of alcohol, including drinking and driving, underage drinking, and health issues related to alcohol use or misuse. Efforts have been made to link alcohol consumption to certain diseases, including various types of cancer. Such campaigns could heighten the risk of litigation against us and other industry players. In the past, lawsuits have been filed against alcoholic beverage companies alleging issues related to alcohol abuse, negative health effects, marketing or sales practices, and underage drinking. Although these lawsuits have generally been unsuccessful, future cases could potentially succeed.

In addition to industry-specific litigation, we may also be involved in other legal disputes in the ordinary course of our operations. This could include commercial disputes, enforcement actions by regulatory authorities such as tax, customs, competition, environmental, and anti-corruption agencies, or securities-related class-action lawsuits, especially following any significant drop in the value of our securities. Defending against such litigation can be costly and may result in damages, penalties, or fines, as well as reputational harm to our company and our spirits brands. It could also divert management’s attention from other business matters. Moreover, adverse judgments could lead to increased future insurance premiums, and any uninsured judgments could result in substantial financial losses, potentially having a material adverse effect on our business, results of operations, and financial condition.

Any damage to the reputation of the brands or the manufacturers of the alcoholic beverage products we sell could significantly and negatively impact our business and results of operations.

Brand prestige and reputation are crucial for the popularity and sales performance of premium alcoholic beverages. As a wholesaler specializing in these premium products, we depend on the established prestige of the brands and the reputation of the brand owners, as well as their market promotion efforts. Our focus is primarily on developing and maintaining sales channels. Consequently, our business success is heavily reliant on factors outside our control, namely the brand status and the initiatives of the brand owners.

Our lack of internal controls over financial reporting may impact the market for and price of our Class A Ordinary Shares.

Our disclosure and internal controls over financial reporting may not be effective. We may not have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis to enable us to implement financial controls. Additionally, we may face challenges in hiring and retaining a sufficient number of qualified employees on acceptable terms. As a result of these factors, we may experience difficulties in establishing management, legal, and financial controls, collecting financial data, and preparing financial statements, books of account, and corporate records that meet U.S. GAAP standards. We may also have made and may continue to make errors in the financial statements included or to be included in our public filings, such as registration statements, due to the lack of internal controls over financial reporting. If we fail to maintain an effective system of disclosure and internal controls over financial reporting, our ability to prepare timely and accurate financial statements or comply with applicable regulations could be adversely affected.

Interruptions or failures that impair access to information technology systems could adversely affect our business.

We rely on information technology systems to process, transmit, and store information related to our operations. These systems may be vulnerable to interruption due to various events beyond our control, such as natural disasters, telecommunications failures, computer viruses, hacking, and other security issues. The expansion into AI infrastructure increases our exposure to cybersecurity threats, including potential attempts to steal our software or gain access to our computing resources. Any breach of these systems could lead to legal liability, loss of sensitive data, and lasting damage to our reputation. Any significant interruptions or failures in these systems could cause disruptions in our business operations and may require substantial investments to update, remediate, or replace them with alternative systems. The costs and potential problems associated with supporting, maintaining, remediating, and upgrading our existing information technology systems, or with implementing new systems, could severely disrupt our business operations.

If we are unable to offer premium products and services at attractive prices to meet customer needs and preferences, our business, financial condition, and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers and increase the spending levels of existing customers. Ever-changing consumer preferences have affected and will continue to affect the Taiwanese market. We must stay abreast of emerging lifestyles and consumer preferences and anticipate product and service trends that will appeal to existing and potential future customers.

Our customers choose to purchase quality products or services from us due in part to the attractive prices and premium services that we offer, especially for limited edition products with less market availability. They may choose to shop elsewhere if we cannot match the prices, products, or services offered by our competitors. If our customers cannot find their desired products or services within our portfolio, they may stop purchasing our products or using our services, which in turn may materially and adversely affect our business, financial condition, and results of operations.

Our management team does not have any experience managing a public company.

Members of our management team do not have experience managing a publicly traded company, interacting with public company investors, or complying with the increasingly complex laws pertaining to public companies. Additionally, some members of our management team were recently hired. Our management team may not successfully or efficiently manage their new roles and responsibilities. Our transition to a public company will subject us to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

The successful implementation of our business strategies is contingent upon the capabilities of our management team.

Should our management team fail to effectively implement these strategies, our development, including the generation of revenues and our sales and marketing activities, could be materially and adversely affected. In addition, managing the budgeting, forecasting, and other process control aspects of potential future growth may present significant challenges.

We may need to augment or replace members of our management team to better align with our strategic objectives. Additionally, there is a risk that we could lose key members of our management team. In such cases, it may be difficult to attract new management talent with the requisite skills and experience, which could further impair our ability to implement our business strategies and achieve our growth objectives.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain employment insurance, labor insurance, occupational accident insurance and national health insurance for our employees in accordance with applicable laws in Taiwan. However, the availability and adequacy of our insurance coverage is not guaranteed, and certain risks, such as war, force majeure, or specific business interruptions, may not be covered. Furthermore, our current insurance may not adequately cover risks specific to our AI business, such as hardware failure or data center service interruptions. Additionally, there is no assurance that we will be able to renew our current insurance policies on favorable terms when they expire, which could materially affect our business if claims are not covered or if policies cannot be renewed. It is also important to note that we do not have business disruption insurance, and any such event impacting our whisky operations or our AI infrastructure could lead to significant costs and divert our resources.

We face economic and political risks associated with doing business in Taiwan and Indonesia, particularly due to the geopolitical tensions and global trade restrictions that could negatively affect our business and hence the value of your investment.

Our performance is affected by global economic conditions as well as geopolitical issues and other conditions with global reach. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast financial result. As a result of the invasion of Ukraine by Russia, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic and Crimea). Moreover, on February 22, 2022, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. Such ongoing events between Ukraine and Russia could also increase China/Taiwan political tensions and U.S./China trade and other relations. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. Any or all of these factors could negatively affect demand for our products and our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Furthermore, our expansion into the AI business is subject to U.S. export controls on high-performance hardware like the NVIDIA B300 platform. Any new trade restrictions could block our hardware procurement or increase costs.

Our principal executive offices and substantially all of its assets are located in Taiwan, and substantially all of its revenues are derived from its operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our Class A Ordinary Shares may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in Taiwan. Our planned AI operations in Indonesia also subject us to the country’s governmental policies, foreign investment laws, and diplomatic relations with the U.S. and Taiwan. Taiwan has a unique international political status. The People’s Republic of China (“PRC”) government asserts sovereignty over the PRC and Taiwan and does not recognize the legitimacy of the government of Taiwan. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National People’s Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between Taiwan and the PRC and the possibility of instability and uncertainty could adversely affect the prices of our securities. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

Further, our business, financial condition and results of operations and the market price of our Class A Ordinary Shares may be affected by changes in governmental policies, taxation, growth rate, inflation rate or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan. In particular, the unique political status of Taiwan and its internal political movement cause sustained tension between PRC and Taiwan. Past developments related to the interactions between PRC and Taiwan, especially in relation to trade activities such as bans on exports of goods from time to time, have on occasions depressed the transactions and business operations of certain Taiwanese companies and overall economic environment. We cannot predict whether there will be an escalation of the tensions between PRC and Taiwan which would lead to new bans or tariffs on exports or even conflict. Any conflict which threatens the military, political or economic stability in Taiwan or Indonesia could materially impair our ability to fulfill our USD120 million AI infrastructure commitments and have a material adverse effect on our current or future business and financial condition and results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our significant stockholders, directors and executive officers, and their relatives. For example, we have entered into several transactions with our Chief Executive Officer and Shareholder in which Mr. Tsai Yi Yang and Ms. Lee Li Mei have or had a significant ownership interest, respectively. See “Related Party Transactions” under Item 7. Major Shareholders and Related Part Transactions for further details. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions such as loans and leases in which related parties hold ownership interests present potential conflicts of interest. The interests of the landlord entity and lender, along with their shareholders, may not align with the interests of our stockholders regarding the negotiation and certain other matters related to our lease or loan terms with that landlord entity or lender. We may have achieved more favorable terms if such transactions had not been entered into with related parties, and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations, or may result in government enforcement actions or other litigation.

We are required to comply with extensive regulations and hold a number of permits and licenses to carry on our business in Taiwan and Indonesia. Our ability to obtain and maintain these regulatory approvals is uncertain, and future government regulation may place additional burdens on our efforts to import and distribute our alcoholic beverages or develop our AI infrastructure.

We are a Taiwan-based whisky import and distribution company which is subject to extensive government regulation and supervision in Taiwan. The regulatory framework addresses all aspects of operating in the whisky distribution industry, including import, registration, production, distribution, packaging, labelling, advertising, and licensing requirements and procedures, periodic renewal and reassessment processes and compliance. Violation of applicable laws and regulations may materially and adversely affect our business. In particular, if we and our cooperators are unable to obtain or renew permits or licenses required for our operations, they will not be able to process or distribute our whisky products and our business may be adversely affected.

The regulatory framework governing the alcoholic beverages distribution industry in Taiwan is subject to change and amendment from time to time. Any such change or amendment could materially and adversely impact our business, financial condition and prospects. The Taiwan government has introduced the Tobacco and Alcohol Administration Act and regulations in 2000, especially imposing obligations on the alcohol importers to obtain an import permit for entry of the alcoholic beverages into Taiwan in 2014. Moreover, if we are unable to maintain regulatory compliance, regulatory approval that has been obtained may be lost and the various reform initiatives could give rise to regulatory developments, such as more burdensome administrative procedures, which may have an adverse effect on our business, financial condition and prospects significantly. Additionally, our entry into the AI computing infrastructure business subjects us to entirely new regulatory frameworks. Our proposed development in Indonesia will require us to navigate local land-use laws, environmental regulations for data centers, and specific foreign investment approvals in the technology sector. Failure to obtain these new permits could result in the loss of our booking deposits and the termination of our expansion plans.

For further information regarding government regulation in Taiwan and other jurisdictions, see “Regulations” for more details.

Our future success depends on our ability to attract, retain and motivate senior management.

We are highly dependent on the expertise of the members of our principal members of our management. Agencia Cayman has entered into employment agreements with our executive officers, but each of them may terminate their employment with us at any time with prior written notice. In addition, we currently do not have “key-man” insurance for any of our executive officers or other key personnel.

From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business and could affect our corporate culture. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

Recruiting, retaining and motivating experienced management, sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our development and business objectives and seriously harm our ability to successfully implement our business strategy. Further, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop the mutual trust with the suppliers. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous alcoholic beverages distribution companies for similar personnel. In addition, our management will be required to devote significant time to compliance initiatives from our status as a public company, which may require us to recruit more management personnel.

We are subject to risks relating to our leased properties.

We lease certain real properties in Taiwan from our founder and chief executive officer, Mr. Tsai Yi Yang, and his mother, Ms. Lee Li Mei. Additionally, we lease other properties in Taiwan and Hong Kong from third parties. These premises are used primarily as office space, warehouses and carpark. We may become involved in disputes with the property owners or any third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. If any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices, stores or warehouses and incur additional expenses relating to such relocation. We cannot guarantee that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we fail to relocate our operations in a timely manner, our business, financial condition and results of operations may be materially and adversely affected.

Our employees, collaborators and contract manufacturers may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, collaborators and contract manufacturers may engage in fraud or other misconduct, including intentional failures to comply with the alcohol administration laws and regulations in Taiwan or similar regulations of comparable regulatory authorities, or to comply with manufacturing standards we have established. Such misconduct could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition and results of operations, including the imposition of significant fines or other sanctions.

The tax laws of the jurisdictions in which we operate may adversely affect our business and our tax results.

The tax laws applicable to our business activities are subject to change and uncertain interpretation. Our tax position could be adversely impacted by changes in tax rates, laws, practices, treaties or regulations or changes in the interpretation thereof by the authorities in jurisdictions in which we do business.

Moreover, we conduct operations through our subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between us and our subsidiaries. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any jurisdiction in which we operate were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. Furthermore, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. Such circumstances could adversely affect our financial condition, results of operations and cash flows. Additionally, our expansion into the AI business in Indonesia will subject us to new tax laws and regulations. Any changes in how Indonesia taxes foreign-owned technology projects could increase our expenses and reduce our overall profitability.

Although the audit report included in this Annual Report is issued by an independent registered public accounting firm that is subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, and has been inspected by the PCAOB on a regular basis, there is no guarantee that future audit reports will be prepared by auditors or their international affiliates in jurisdictions where the PCAOB is able to fully inspect their work, and as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. On March 28, 2021, the SEC issued interim measures implementing the HFCAA which became effective on May 5, 2021. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCAA, which sent into effect on January 10, 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. The bill, which was enacted, shortened the three-consecutive-year compliance period under the HFCAA to two consecutive years. As a result, the time period before our Class A Ordinary Shares may be prohibited from trading or delisted will be reduced. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Inspections of an independent registered public accounting firm conducted by the PCAOB outside China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the PRC Ministry of Finance, which was the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China and Hong Kong completely, consistent with U.S. Law. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. On December 29, 2022, the Accelerating HFCAA was signed into law, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Our auditor, Enrome LLP, headquartered in Singapore, is independent registered public accounting firms with the PCAOB, are required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021 as it is not on the list published by the PCAOB. However, due to the recent developments in connection with the implementation of the HFCAA, we still cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our consolidated financial statements. The requirement in the Accelerating HFCAA that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

Our Taiwan Operating Subsidiary is subject to restrictions on paying dividend or making other payments to us, which may restrict our ability to satisfy its liquidity requirements.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company, we may need dividends and other distributions on equity from our Taiwan subsidiary to satisfy our liquidity requirements. Current Taiwan regulations permit our Taiwan subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, which shall first make up previous losses and set aside at least 10% of its accumulated profits as statutory reserve each year. These reserves are not distributable as cash dividends. Furthermore, if our Taiwan subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our Taiwan subsidiary to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements. In addition, the dividend payments by our Taiwan subsidiary to us shall be subject to the withholding tax of 21% since Taiwan does not have a tax treaty with BVI or the Cayman Islands.

Taiwan and Indonesia laws and regulations of loans to and direct investment in Taiwan entities by offshore holding companies may delay or restrict our ability to make loans or provide additional contributions to our Operating Subsidiary, which could materially and adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations substantially in Taiwan through our Taiwan Operating Subsidiary. To fund our operations, we may make loans to our Taiwan Operating Subsidiary, provide additional capital contributions to our Taiwan Operating Subsidiary, establish new Taiwan subsidiaries and make capital contributions to these new Taiwan subsidiaries, or acquire offshore entities with business operations in Taiwan in an offshore transaction.

These methods of internal funding are subject to Taiwan foreign investment regulations and approvals or registrations. For example, investment, including lending long-term loans, in Taiwan entities require Foreign Investment Approval from the Department of Investment Review, Ministry of Economic Affairs. Furthermore, foreign entities are restricted or prohibited from investing in some industries which are relating to national security or public order, as specified in the negative list maintained by the Taiwan authorities, such as military-related chemical products, firearms, transportation and mass media. Similar restrictions and approval requirements apply to our planned expansion in Indonesia. Any failure to obtain necessary foreign investment approvals from Indonesian authorities could restrict our ability to fund our AI infrastructure project or acquire local assets, materially harming our growth prospects.

Our Taiwan Operating Subsidiary and Indonesian operations are subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.

Currently Taiwan regulates only those foreign exchange transactions that involve the conversion of the NTD into foreign currencies. Pursuant to the relevant provisions of Taiwan Foreign Exchange Control Act, foreign exchange transactions of a value of NTD500,000 or more shall be declared to the Central Bank of the Republic of China (Taiwan) (“Taiwan CBC”). Further, for a remittance by a Taiwan company or a Taiwan branch of a foreign company as follows, relevant testimonials shall be submitted and such remittance shall be subject to the reporting to and/or approval of the Taiwan CBC: (i) a single remittance of an amount of US$1 million or more; or (ii) annual accumulated settlement amount of foreign exchange purchased or sold has exceeded US$100 million. Nevertheless, Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If the dividend payments or other payments by our Taiwan Operating Subsidiary to us involves the currency conversion from New Taiwan Dollar to U.S. Dollar, such conversion would be subject to the foregoing foreign exchange control imposed by Taiwan authority. Under certain circumstances as prescribed by the relevant Taiwan regulations, documentary evidence of such foreign exchange transactions shall be presented and such transactions shall be conducted at designated foreign exchange banks in Taiwan which have the licenses to carry out foreign exchange business. However, there is no assurance that these foreign exchange regulations will remain unchanged in the future. If the relevant Taiwan regulations change in the future and any required approval is not obtained, our Taiwan Operating Subsidiary’s ability to make payments to us in foreign currency may be restricted, and our capital expenditure plans, business, operating results and financial condition may be materially and adversely affected.

Foreign exchange transactions for non-trade-related purposes or exceeding the applicable annual quota threshold would require special approval from Taiwan CBC, which will be at the discretion of and considered by Taiwan CBC on a case-by-case basis. Additionally, we may provide loans to our Taiwan Operating Subsidiary. If the term of the loan provided by us to our Taiwan Operating Subsidiary is one year or more, we shall obtain prior approval from the competent authorities before the loan can be remitted into Taiwan so that the Taiwan Operating Subsidiary could obtain the prior approval from the competent authorities for the conversion of the shareholders’ loan into equity and our Taiwan Operating Subsidiary shall file a declaration of foreign debt to the competent authority when the loan is remitted into Taiwan to facilitate the repayment of loan in foreign currency. We cannot assure you that the Taiwan government will not intervene in such transactions or impose restrictions on the ability of us and our subsidiaries to transfer cash. Similarly, our expansion in Indonesia subjects us to local foreign exchange regulations. Any restrictions imposed by Indonesian authorities on the conversion or remittance of currencies could hinder our ability to fund infrastructure costs or repatriate future profits from our AI business.

Our business may be exposed to foreign exchange risks.

We distribute our whisky products in Taiwan and source the bottled whisky and raw cask whisky in multiple jurisdictions and thus we have expenses denominated in local currencies in multiple jurisdictions. As a result, we are exposed to foreign currency exchange risk, as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. In accordance with our business decisions, our exposure to this type of risk could change depending on:

●	the currencies chosen when agreements are signed, such as licensing agreements, or co-marketing agreements;

●	our payment obligations for AI server leases, which are denominated in U.S. Dollars; and

●	our policy for insurance coverage.

Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

In addition, our core business is conducted in Taiwan, and our books and records are maintained in NTD. The consolidated financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between NTD and U.S. dollars affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of NTD against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Taiwan’s political and economic conditions and perceived changes in the economy of Taiwan and the United States. Furthermore, our AI expansion increases our exposure to the U.S. Dollar. Because our current revenues are primarily in NTD but our major AI server lease commitments are in USD, a depreciation of the NTD against the U.S. Dollar would increase our costs and could affect our cash flows, revenue, and financial condition.

As of the date of this Annual Report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by local exchange control regulations that restrict our ability to convert NTD into foreign currencies.

RISKS RELATED TO OUR DEPENDENCE ON THIRD PARTIES

Our business is highly dependent on third-party distributors for selling our products to various accounts such as retailers, restaurants, bars, hotels, casinos, and entertainment venues.

As we expand our wholesale distribution network, we expect that sales to distributors will represent an increasing portion of our future net sales. However, industry consolidation or the loss of a major distributor could have a material adverse effect on our business, financial condition and results of operations.

Our distributors also carry competing brands, including larger national and international brands. Their relationships with these competitors could influence their commitment to our products. If our independent distributors rely on a major competitor for a significant portion of their sales, they may be inclined to favor that relationship. There can be no assurance that our distributors will continue to effectively market and distribute our products in the future.

The loss of a distributor or the failure to promptly replace an underperforming distributor could impede our growth and have a material adverse effect on our business. Expanding our distribution network into new states where we do not currently have a presence may also present challenges. In addition, as we seek to increase our market share in existing markets or enter new markets, there can be no assurance that we will be successful in attracting new distributors.

The purchasing decisions of wholesalers, retailers and consumers are influenced by the perceived overall value of our products compared to competitive products, taking into account both quality and price. Unit and dollar sales may also be affected by pricing, purchasing, financing, operating, advertising or promotional decisions made by wholesalers, state and provincial government agencies and retailers. These decisions may affect the supply of, or consumer demand for, our products. In addition, we may experience higher than expected selling, general and administrative expenses if we need to increase personnel or advertising and marketing expenditures to maintain our competitive position.

Substantial disruption to operations at our warehouses or distribution facilities, or at facilities with which we contract or partner, could occur.

A disruption in the operation of our warehouses or third-party facilities could have a material adverse effect on our business. In addition, a disruption could occur at any of our other facilities or those of our suppliers, bottlers, co-packers or distributors. The disruption could occur for a variety of reasons, including full production schedules at partner facilities, fire, natural disasters, adverse weather conditions, water shortages, manufacturing problems, disease outbreaks, labor strikes, transportation or supply chain disruptions, government regulations, cybersecurity attacks or acts of terrorism.

Alternative facilities with sufficient capacity or capabilities may not be readily available, may be significantly more expensive, or may take a significant amount of time to become operational. Any of these scenarios could adversely affect our business and financial performance.

Disruptions within our supply chain, contract manufacturing, or distribution channels could have an adverse effect on our business, financial condition, and results of operations.

The prices of packaging materials, glass bottles, and other containers fluctuate depending on market conditions, governmental actions, transportation costs, fuel prices, and other factors beyond our control. Substantial increases in the prices of these items, to the extent they cannot be recouped through increases in the prices of our finished whisky products, could increase our operating costs and reduce our profitability.

Increases in the prices of our finished products resulting from a higher cost of packaging materials, glass bottles, and other containers could affect affordability in some markets and reduce our sales. Additionally, some of our packaging containers, such as glass bottles, are available from a limited number of suppliers. We and our suppliers and co-packers may not be able to maintain favorable arrangements and relationships with these suppliers, and our contingency plans may not be effective in preventing disruptions that may arise from shortages of any packaging materials or containers that are available from a limited number of suppliers.

Events such as natural disasters, widespread outbreaks of infectious diseases (such as the COVID-19 pandemic), power outages, labor strikes, political uncertainties, governmental instability, or fluctuations in oil prices arising from geopolitical events (e.g., US–Middle East tensions) could impact the supply chain and distribution channels of our contracted manufacturers or suppliers. An increase in the cost, sustained disruption in supply or shortage of glass bottles and other containers… or increases in tariffs, could negatively impact our net operating revenues and profits.

We rely on the alcohol product brands’ marketing materials when promoting our products.

We have limited influence over the promotional materials utilized by alcoholic beverage manufacturers, which may not consistently reflect our branding or values. This lack of control can hinder our ability to differentiate our products from similar offerings by competing wholesalers representing the same brands, potentially leaving consumers without a compelling reason to choose our products over others. Consequently, our success in promoting our offerings is heavily reliant on the effectiveness of the manufacturers’ marketing initiatives. If these efforts fall short, it could adversely affect our operational outcomes.

We expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development plans.

We may form or seek strategic alliances, create collaborations, or enter into licensing arrangements with third parties that we believe will complement or augment our development efforts with respect to our cask-to-bottle and distribution business. Any of these relationships may require us to incur recurring or non-recurring expenses and other charges, increase our near and long-term expenditures, or disrupt our management and business.

If we are unable to enter into agreements with suitable collaborators on a timely basis, on acceptable terms or at all, we may require more time to process, repackage and bottle our proprietary brand whisky, reduce or delay its distribution, reduce the scope of our sales and marketing activities or increase our expenses and incur storage or transportation costs at our own expense. If we choose to seek another manufacturer to process our whisky products, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not enter into collaborations and do not have sufficient funds or expertise to perform the necessary bottling and packaging activities, we may not be able to deliver to our customers in a timely manner and generate product sales, which would harm our business, financial condition, results of operations and prospects.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be adversely affected.

We may not be able to obtain trademark protection in territories that we consider of significant importance to us. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

We expect to rely on trademarks as one means to distinguish any of our whisky products from the products of our competitors. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely upon unpatented trade secrets and know-how to develop and maintain our competitive position. We seek to protect this trade secret and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, collaborators and other third parties.

However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed. In addition, we face the risk of cybercrime. For instance, someone could hack our information networks and gain illicit access to our proprietary information, including our trade secrets. Even if we are successful in prosecuting such claims, any remedy awarded may be insufficient to fully compensate us for the improper disclosure or misappropriation.

RISKS RELATED TO OUR CLASS A ORDINARY SHARES

The Company’s Class A Ordinary Shares are currently listed on Nasdaq. However, there is no guarantee that the Company will be able to maintain the listing of its Class A Ordinary Shares on Nasdaq in the future, which could limit investors’ ability to make transactions in the Class A Ordinary Shares and subject the Company to additional trading restrictions.

In order to maintain the listing on Nasdaq, the Company is required to meet certain financial and share price criteria. The Company may be unable to meet these requirements in the future.

If the Company’s Class A Ordinary Shares are delisted from Nasdaq and the Company is unable to list its shares on another national securities exchange, such shares may be quoted on an over-the-counter market in the United States. If this occurs, the Company could face significant adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As of the date of this Annual Report, our Class A Ordinary Shares are listed on Nasdaq. Under U.S. federal law, this listing preempts state-level regulation of their sale. However, states retain the authority to investigate companies if there is suspicion of fraud. If fraud is found, states may regulate or bar the sale of shares. If we were no longer listed on Nasdaq, we would be subject to state regulations in each jurisdiction where we offer our shares.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be subject to wide fluctuations. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility among recently public companies, especially those with relatively smaller public floats. As a company with a relatively small public float and market capitalization, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Moreover, the trading price of our Class A Ordinary Shares may fluctuate due to broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in Taiwan that are listed in the U.S. The trading performance of these Taiwanese companies may affect investor sentiment toward all companies from the region listed in the U.S., which may impact the trading performance of our Class A Ordinary Shares regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile due to factors specific to our own operations, including:

●	variations in our income, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services, or our industry;

●	additions or departures of key personnel;

●	the release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares.

In addition, if the trading volume of our Class A Ordinary Shares is low, trading activity in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and asked prices of our Class A Ordinary Shares exist at the time of purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will be sustained. If an active market is not maintained, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Future sales or the issuance of additional Class A Ordinary Shares could adversely affect their market price and result in dilution to our shareholders.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future.

As of the date of this annual report, we have 22,786,500 Class A Ordinary Shares outstanding. A significant portion of these shares are held by our directors, officers, and certain major shareholders. While these shares were previously subject to customary lock-up agreements in connection with our initial public offering, those restrictions have expired on April 21, 2026.

As these lock-up restrictions expire, a substantial number of shares may become eligible for sale in the public market, subject to compliance with Rule 144 under the Securities Act and other applicable regulations. We cannot predict the effect, if any, that future market sales of securities held by significant shareholders or the availability of these securities for sale will have on the prevailing market price of our Class A Ordinary Shares. In addition, if we issue additional Class A Ordinary Shares in the future to raise capital or as stock-based compensation, our existing shareholders will experience further dilution. Any such issuances or the perception that such sales or issuances might occur, may adversely affect the price of our Class A Ordinary Shares and make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A Ordinary Shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earnings of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the proceeds from our initial public offering) and the market price of our Class A Ordinary Shares, we do not believe we were a PFIC for the taxable year ended December 31, 2025, and we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be classified as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to be classified as a PFIC for the current or subsequent taxable years. The determination of whether we will be classified as a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. It is also possible that the U.S. Internal Revenue Service, or the IRS could challenge our classification of certain income and assets as non-passive, which could result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the Class A Ordinary Shares and on the receipt of distributions on the Class A Ordinary Shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Class A Ordinary Shares. For more information see “Taxation — U.S. Federal Income Tax Considerations — PFIC Rules.”

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A Ordinary Shares.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares. Class B Ordinary Shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue Class B Ordinary Shares, the price of our Class A Ordinary Shares may fall and the voting and other rights of the holders of our Class A Ordinary Shares may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are an exempted company incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we are otherwise not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we rely on home country practice with respect to certain corporate governance matters and as a result, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or our Controlling Shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the U.S. and their shareholders, see “Share Capital — Our Memorandum and Articles.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the U.S. Substantially all of our current operations are conducted in Taiwan. In addition, some of our directors and officers are nationals and residents of countries and regions other than the U.S. Substantially all of the assets of these persons are located outside the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the U.S. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong and Taiwan may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, Taiwan, and Hong Kong, see “Additional Information - Enforceability of Civil Liabilities”.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations has increased our legal and financial compliance costs and has made some corporate activities more time-consuming and costly. For example, operating as a public company has made it more difficult and more expensive for us to obtain director and officer liability insurance, and we have been required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also continue to be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are continually evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of future costs we may incur or the timing of such costs.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company in the United States, we are required to file annual reports with the Securities and Exchange Commission. In some cases, we are required to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that some of our competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could adversely affect our results of operations.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we will furnish to the SEC on Form 6-K any material information that we make public in accordance with applicable law or stock exchange rules, including press releases relating to financial results and material events. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our Controlling Shareholders, through Ping Shiang Business Ltd, continue to own more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Currently, we do not utilize the exemptions available for controlled companies but instead rely on the exemptions available for foreign private issuers to follow our home country governance practices. Although we do not currently rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company”, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on these exemptions during the period we remain a “controlled company” and during any transition period following a time when we are no longer a “controlled company”, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares are entitled to ten (10) votes per share. As of the date of this Annual Report, our Controlling Shareholders, through Ping Shiang Business Ltd beneficially own 14,500,000 Class A Ordinary Shares, approximately 63.63% of our outstanding Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares, representing 95.06%%, of the aggregate total voting power of our total issued and outstanding share capital.

The Controlling Shareholders have the ability to determine all matters requiring approval by shareholders. The interests of our Controlling Shareholders may not coincide with your interests, and they may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholders differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with our Controlling Shareholders. This ownership limits or precludes your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, which may adversely affect the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share has ten (10) votes per share, and our Class A Ordinary Shares have one (1) vote per share. As of the date of this Annual Report, our Controlling Shareholders, through Ping Shiang Business Ltd, beneficially own 14,500,000 Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares, representing 95.06% of the aggregate total voting power of our total issued and outstanding share capital. Accordingly, the Controlling Shareholders control all matters submitted to our shareholders for approval.

In addition, there is no restriction under our amended and restated memorandum and articles of association for potential future issuances of Class B Ordinary Shares. If such issuances occurred, the voting power of the holders of the Class A Ordinary Shares would be diluted.

The Controlling Shareholders have the ability to determine all matters requiring approval by shareholders, which may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

We cannot predict the effect that our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that that it would no longer admit companies with multiple-class share structures to certain of its indices, such as the S&P 500, S&P MidCap 400 and S&P SmallCap 600. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. However, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria.

Under these policies, the dual-class structure of our Ordinary Shares makes us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices do not invest in our Class A Ordinary Shares. It is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our Ordinary Shares, we are excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices precludes investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. Any such exclusion from stock indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the market price of our Class A Ordinary Shares.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of certain Nasdaq requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. Additionally, Nasdaq listing rules mandate that U.S. domestic issuers establish a compensation committee, a nominating and corporate governance committee, and an audit committee, each composed solely of independent directors. As a foreign private issuer, we are not subject to these requirements. Nasdaq listing rules may also require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, as well as certain ordinary share issuances. Currently, we comply with the requirements of Nasdaq listing rules requiring that a majority of our board of directors consists of independent directors and have appointed a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules in the future with respect to certain corporate governance standards, which may afford less protection to investors.

We are an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed US$1.235 billion or we issue more than US$1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. In this annual report, we have taken advantage of reduced reporting burden. In particular, we have provided reduced financial disclosures and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and the trading price of our Class A Ordinary Shares may be reduced or more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies.

Nasdaq may apply additional and more stringent criteria for our continued listing because our public float is relatively small and insiders hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company has a small public float, resulting in insiders holding a large portion of the company’s listed securities; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Because our public float is relatively small, and our insiders hold a large portion of the company’s listed securities, Nasdaq may apply more stringent criteria for our continued listing. If we fail to maintain compliance with Nasdaq’s continued listing requirements, our Class A Ordinary Shares could be delisted, which may have a material adverse effect on the liquidity and market price of our Class A Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

Corporate Information

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on March 7, 2025. Our registered office is located at McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Cayman Islands, KY1-1106. Our principal executive offices is located at No. 23-1, Shenzun Rd., Shengang Dist., Taichung City 429014, Taiwan (R.O.C.). Our telephone number at this address is +886-4-25614413.

Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is agcctw.com. The information contained on our website is not a part of this Annual Report.

Corporate History and Structure

Corporate History

On July 7, 2020, we incorporated Agencia Comercial Co., Ltd as a limited liability company under the laws of Taiwan.

On January 21, 2025, we incorporated Ping Shiang Holding Ltd as a BVI Business Company with limited liability under the laws of the British Virgin Islands.

On February 17, 2025, Ping Shiang Business Ltd, was established as a BVI Business Company with limited liability under the laws of the British Virgin Islands, and is owned by our Controlling Shareholders as to 82% by Mr. Tsai Yi Yang, our Chief Executive Officer and 18% by Ms. Lee Li Mei, the mother of Mr. Tsai Yi Yang.

On March 7, 2025, we incorporated Agencia Comercial Spirits Ltd as an exempted company with limited liability under the laws of the Cayman Islands, and 1,000 ordinary shares, being its entire issued share capital, were allotted and issued to Ping Shiang Business Ltd.

On May 21, 2025, as part of the reorganization in contemplation of our IPO, Agencia Comercial Spirits Ltd re-designated and re-classified its share capital from US$50,000.00 divided into 50,000 shares of a par value of US$1.00 each to US$50,000.00 divided into 50,000 shares of a par value of US$1.00 each, comprising (i)25,000 Class A ordinary shares of a par value of US$1.00 each and (ii) 25,000 Class B ordinary shares of a par value of US$1.00 each. Pursuant to which, the then issued and outstanding 1,000 ordinary shares held by Ping Shiang Business Ltd were repurchased by Agencia Comercial Spirits Ltd in consideration of issuing 500 Class A Ordinary Shares and 500 Class B Ordinary Shares to Ping Shiang Business Ltd.

On May 23, 2025, as part of the reorganization in contemplation of our IPO, Ping Shiang Holding Ltd acquired the entire issued share capital of Agencia Comercial Co., Ltd from all of its then shareholders, Mr. Tsai Yi Yang, Ms. Lee Li Mei, Mr. Tsai Chen His and Mr. Tsai Chen Long in consideration of NTD21,183,323, NTD13,950,000, NTD21,183,339, and NTD21,183,339, respectively.

On May 27, 2025, as part of the reorganization in contemplation of our IPO, Agencia Comercial Spirits Ltd acquired the entire issued share capital of Ping Shiang Holding Ltd from Mr. Tsai Yi Yang and Ms. Lee Li Mei in consideration of US$820 and US$180, respectively. Following the above acquisitions, Ping Shiang Business Ltd became the sole shareholder of Agencia Comercial Spirits Ltd, which in turn wholly owns Ping Shiang Holding Ltd, and indirectly wholly-owns Agencia Comercial Co., Ltd.

On May 28, 2025, Agencia Comercial Spirits Ltd allotted and issued an aggregate of 116 Class A Ordinary Shares to four investors (together the “Other Shareholders”), all of whom are independent from our Group.

On June 24, 2025, a 25,000-for-1 share split/share subdivision effected by Agencia Comercial Spirits Ltd on June 24, 2025 Agencia Comercial Spirits Ltd sub-divided its authorized shares so that the par value of each share changed from US$1.00 to US$0.00004 each and the number of authorized shares changed to 1,250,000,000 shares of par value US$0.00004 each comprising of 625,000,000 Class A Ordinary Shares of par value US$0.00004 each and 625,000,000 Class B Ordinary Shares of par value US$0.00004 each. On the same date, 2,464,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, were distributed proportionately to all then existing shareholders, at a par value of US$0.00004 per share. Immediately following such issuance, the Company had a total of 17,864,000 Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares issued and outstanding, each with a par value of US$0.00004, of which 14,500,000 Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares were issued and held by Ping Shiang Business Ltd, and an aggregate of 3,364,000 Class A Ordinary Shares held by the Other Shareholders.

On December 5, 2025, we incorporated AGCC Japan Investment Holdings Ltd as a BVI Business Company with limited liability under the laws of the British Virgin Islands. AGCC Japan Investment Holdings Ltd is a direct, wholly-owned subsidiary of the Company and is authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each.

On January 12, 2026, we incorporated AGCC America Co., Ltd as a corporation under the laws of the State of Delaware. AGCC America Co., Ltd is a direct, wholly-owned subsidiary of Agencia Comercial Spirits Ltd. The corporation is authorized to issue a total of 1,500 shares of common stock, each having a par value of US$0.01 per share.

On January 27, 2026, we incorporated AGCC Investment (Singapore) Co. Ltd as a BVI Business Company with limited liability under the laws of the British Virgin Islands. AGCC Investment (Singapore) Co. Ltd is a direct, wholly-owned subsidiary of Agencia Comercial Spirits Ltd. It is authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each.

On January 28, 2026, we incorporated AGCC-One Investment (Thailand) Co. Ltd as a BVI Business Company with limited liability under the laws of the British Virgin Islands. AGCC-One Investment (Thailand) Co. Ltd is a direct, wholly-owned subsidiary of Agencia Comercial Spirits Ltd. It is authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each.

On January 28, 2026, we incorporated AGCC-Two Investment (Thailand) Co. Ltd as a BVI Business Company with limited liability under the laws of the British Virgin Islands. AGCC-Two Investment (Thailand) Co. Ltd is a direct, wholly-owned subsidiary of Agencia Comercial Spirits Ltd. It is authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each.

On January 28, 2026, we incorporated AGCC-Three Investment (Thailand) Co. Ltd as a BVI Business Company with limited liability under the laws of the British Virgin Islands. AGCC-Three Investment (Thailand) Co. Ltd is a direct, wholly-owned subsidiary of Agencia Comercial Spirits Ltd. It is authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each.

On January 28, 2026, we incorporated AGCC Investment (Malaysia) Co. Ltd as a BVI Business Company with limited liability under the laws of the British Virgin Islands. AGCC Investment (Malaysia) Co. Ltd is a direct, wholly-owned subsidiary of the Company and is authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each.

On February 6, 2026, we incorporated AGCC (HK) Co., Limited as a limited liability company under the laws of Hong Kong. AGCC (HK) Co., Limited is a direct, wholly-owned subsidiary of the Company, with an initial share capital of HKD10,000 divided into 10,000 ordinary shares, all of which were issued to the Company upon formation.

On February 6, 2026, we incorporated AGCC Investment (Indonesia) Co. Ltd as a BVI Business Company with limited liability under the laws of the British Virgin Islands. AGCC Investment (Indonesia) Co. Ltd is a direct, wholly-owned subsidiary of the Company and is authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each.

On February 10, 2026, we incorporated PT. AGCC AITECH Indonesia as a limited liability company under the laws of the Republic of Indonesia and the Law No. 25 of 2007 concerning Foreign Investment. PT. AGCC AITECH Indonesia is 99.9% owned by AGCC Investment (Indonesia) Co. Ltd. The subsidiary is headquartered in Bekasi Regency and has an authorized and issued share capital of IDR10,000,000,000, divided into 10,000 shares with a nominal value of IDR1,000,000 per share. AGCC Investment (Indonesia) Co. Ltd owns 99.9% of the outstanding shares and voting power of PT. AGCC AITECH Indonesia, giving them unilateral control over PT. AGCC AITECH Indonesia’s management, board, and daily operations.

On March 4, 2026, we incorporated EJC Japan Co., Ltd. (株式会社エジシージャパン) as a joint-stock company under the laws of Japan. EJC Japan Co., Ltd. is a wholly-owned subsidiary of AGCC Japan Investment Holdings Ltd. The subsidiary is authorized to issue 100,000 shares of stock and, upon incorporation, issued 998 shares for a total stated capital of JPY9,980,000.

NX Data Co., Ltd. was incorporated on February 24, 2026 as a limited liability company under the laws of Thailand. The company was established with a total registered capital of THB5,000,000, divided into 100,000 ordinary shares with a par value of THB50.00 per share. Our subsidiaries acquired 100% ownership on March 24, 2026, through share transfers from the initial founding shareholders.

Specifically, AGCC-One Investment (Thailand) Co. Ltd acquired 1,000 shares from Mr. Timothy Yan, and AGCC-Two Investment (Thailand) Co. Ltd acquired 99,000 shares from Mr. Timothy Yan and Ms. Inez Vuthimedhi. As a result of these transactions, NX Data Co., Ltd. is an indirect, wholly-owned subsidiary of the Company, held by two of our direct subsidiaries: AGCC-One Investment (Thailand) Co. Ltd (1%), and AGCC-Two Investment (Thailand) Co. Ltd (99%).

On March 27, 2026, we incorporated AGCC Malaysia SDN. BHD. as a private company limited by shares under the laws of Malaysia. AGCC Malaysia SDN. BHD. is a wholly-owned subsidiary of AGCC Investment (Malaysia) Co. Ltd. The subsidiary is headquartered in Kuala Lumpur and was formed with an initial issued share capital of one ordinary share at a price of RM1.00.

On April 28, 2026, we incorporated AGCC AITECH (Thailand) Co., Ltd. as a limited company under the laws of Thailand. The subsidiary is headquartered in Thailand and was formed with a registered capital of THB3,000,000. AGCC AITECH (Thailand) Co., Ltd. is 98% held by AGCC-One Investment (Thailand) Co. Ltd and 1% held by AGCC-Two Investment (Thailand) Co. Ltd. AGCC-One Investment (Thailand) Co. Ltd and AGCC-Two Investment (Thailand) Co. Ltd together own 99% of the outstanding shares and voting power of AGCC AITECH (Thailand) Co., Ltd., giving them unilateral control over AGCC AITECH (Thailand) Co., Ltd’s management, board, and daily operations.

The IPO

In October 2025, we completed an initial public offering in which we offered and sold an aggregate of 2,012,500 Class A Ordinary Shares. Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “AGCC.”

Change of Principal Office

On December 19, 2025, the Company moved its principal executive office from No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist. Taichung City 42061, Taiwan (R.O.C.) to the current address at No. 23-1, Shenzun Rd., Shengang Dist., Taichung City 429014, Taiwan (R.O.C.).

Change of Management

On December 11, 2025, Mr. Tsai Yi Yang, previously the chairman of the board and chief executive officer, no longer serves as chairman of the board but continues in his roles as an executive director and chief executive officer of the Company; Mr. Li Qiang has been appointed as an executive director and chairman of the board; and Mr. Tian Yiding has been appointed as an independent non-executive director of the Company, and as a member of audit committee, a member of the compensation committee, and a member of the nominating and corporate governance committee of the Company. Following the aforementioned change, Mr. Li Qiang assumes the role of chairman of the board, which was previously held by Mr. Tsai Yi Yang,

On February 25, 2026, Mr. WONG Man Ue, Nick tendered his resignation as an executive director and chief financial officer of the Company, effective February 28, 2026.

On March 1, 2026, Mr. LIU Shihao has been appointed as an executive director and chief financial officer of the Company.

On March 5, 2026, Mr. Patrick Man Shun WONG tendered his resignation as an independent director of the Company, effective March 5, 2026. Mr. Patrick Wong also stepped down from his positions as chairperson of the audit committee, member of the compensation committee, and member of the nominating and corporate governance committee.

On March 5, 2026, Mr. LI Cheuk Hang has been appointed as an independent non-executive director of the Company, and as the chairperson of the audit committee, a member of the compensation committee, and a member of the nominating and corporate governance committee of the Company.

PIPE Financing

On March 27, 2026, the Company entered into a securities purchase agreement with certain individuals and entities named therein (each, a “PIPE Investor” and collectively, the “PIPE Investors”). Pursuant to the securities purchase agreement, the PIPE Investors agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 2,910,000 Class A ordinary shares, par value US$0.00004 per share (the “Class A Ordinary Shares”) through a private investment in public equity (“PIPE”), for a purchase price of US$5.00 per share, resulting in aggregate gross proceeds of US$14,550,000 for all PIPE Investors, on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The closing of the PIPE was subject to the satisfaction of certain customary closing conditions as stipulated in the SPA and has been completed as of the date of this Annual Report.

Strategic Expansion into AI Infrastructure

In February 2026, the Company launched a strategic initiative to expand into the AI computing infrastructure sector. In connection with this expansion:

●	Server Lease Initiative: On February 13, 2026, the Company disclosed that it entered into a non-binding letter of intent with Ricloud AI Inc., an independent third party not related to the Company, for a proposed lease of approximately 300 units of high-performance AI computing servers based on the NVIDIA B300 platform (Blackwell architecture), with an estimated total contract value of USD 120.0 million.

●	Infrastructure Development: The Company also entered into a non-binding letter of intent for a proposed land transaction involving approximately 50,000 square meters in Indonesia to support the development of a data center site.

●	Corporate Reorganization: To manage these new operations, the Company has commenced the process of establishing a new corporate structure, which includes the proposed formation of an intermediate holding company and a specialized Indonesian affiliate.

Corporate Structure

The following diagram sets forth our latest corporate structure:

Note:

(1)	Ping Shiang Business Ltd is a limited liability company incorporated under the laws of the British Virgin Islands which is owned as to 82% by Mr. Tsai Yi Yang, our Chief Executive Officer and 18% by Ms. Lee Li Mei, the mother of Mr. Tsai Yi Yang.

(2)	AGCC AITECH (Thailand) Co., Ltd. is a direct subsidiary of AGCC-One Investment (Thailand) Co. Ltd and AGCC-Two Investment (Thailand) Co. Ltd. AGCC-One Investment (Thailand) Co. Ltd and AGCC-Two Investment (Thailand) Co. Ltd together own 99% of the outstanding shares of AGCC AITECH (Thailand) Co., Ltd., representing 99% of the total voting power of AGCC AITECH (Thailand) Co., Ltd. As a result of their majority ownership, AGCC-One Investment (Thailand) Co. Ltd and AGCC-Two Investment (Thailand) Co. Ltd possess the power to direct or cause the direction of the management and policies of AGCC AITECH (Thailand) Co., Ltd., whether through the ownership of voting shares, by contract, or otherwise. As a result, AGCC-One Investment (Thailand) Co. Ltd and AGCC-Two Investment (Thailand) Co. Ltd have the unilateral ability to elect the board of directors of AGCC AITECH (Thailand) Co., Ltd., and direct its day-to-day operations and major decisions.

(3)	PT. AGCC AITECH Indonesia is a direct subsidiary of AGCC Investment (Indonesia) Co. Ltd. AGCC Investment (Indonesia) Co. Ltd owns 99.9% of the outstanding shares of PT. AGCC AITECH Indonesia, representing 99.9% of the total voting power of PT. AGCC AITECH Indonesia. As a result of its majority ownership, AGCC Investment (Indonesia) Co. Ltd possesses the power to direct or cause the direction of the management and policies of PT. AGCC AITECH Indonesia, whether through the ownership of voting shares, by contract, or otherwise. As a result, AGCC Investment (Indonesia) Co. Ltd has the unilateral ability to elect the board of directors of PT. AGCC AITECH Indonesia and direct its day-to-day operations and major decisions.

Holding Company Structure

Agencia Comercial Spirits Ltd is an exempted company incorporated in the Cayman Islands with no material operations of its own. We conduct our business operations primarily through our direct wholly owned subsidiary, Ping Shiang Holding Ltd in the British Virgin Islands (“BVI”) and an indirect wholly owned subsidiary, namely Agencia Comercial Co., Ltd in Taiwan, among which Agencia Comercial Spirits Ltd holds the equity interests in its Taiwan operating subsidiary through its subsidiary incorporated in the BVI.

Beginning in early 2026, we significantly expanded our organizational structure to include several regional investment holding companies incorporated in the British Virgin Islands, which in turn hold our operating subsidiaries in the United States, Indonesia, Japan, Malaysia, and Thailand. In certain jurisdictions, such as Thailand, our operating entity is held indirectly through multiple wholly-owned investment vehicles to comply with local requirements and facilitate regional management.

As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are also considered as a “foreign private issuer.” We report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of Nasdaq. We rely on these home country practice exemptions as follows:

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As a company incorporated in the Cayman Islands that is listed on The Nasdaq Capital Market, pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d), the Company elected to be exempt from Nasdaq Listing Rule 5635, which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement.

Controlled Company

We are, and will continue to be, a “controlled company” within the meaning of the applicable rules of the Nasdaq because (i) as of December 31, 2025, our Controlling Shareholders, through Ping Shiang Business Ltd, beneficially own 14,500,000 Class A Ordinary Shares, approximately 72.95% of our outstanding Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares, representing 96.74%, of the aggregate total voting power of our total issued and outstanding share capital; and (ii) following the PIPE Financing on March 27, 2026, and as of the date of this Annual Report, our Controlling Shareholders, through Ping Shiang Business Ltd, beneficially own 14,500,000 Class A Ordinary Shares, approximately 63.63% of our outstanding Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares, representing 95.06%, of the aggregate total voting power of our total issued and outstanding share capital.

In addition, because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the Controlling Shareholders will have the ability to determine all matters requiring approval by shareholders, and that the concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval.

As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Market and Industry Data

This Annual Report contains estimates and information concerning our industry, including our market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

BUSINESS OVERVIEW

Overview

We specialize in the procurement, distribution and sale of high-quality whiskies, including both bottled and cask whisky in both Taiwan and international markets. Since the inception of Agencia Comercial Co., Ltd, our Operating Subsidiary, in Taichung, Taiwan, the Operating Subsidiary has experienced significant growth through strategic expansion and diversification. Currently, we focus on three main business areas: bottled whisky sales, raw cask whisky sales, and proprietary brand whisky packaging and distribution business via brand authorization for bottling and packaging in Asia-Pacific. During the year ended December 31, 2025, the Company did not generate revenue from the sale of raw casks. This was primarily due to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable. Our Group’s business model is centered on B2B relationships. This role as a facilitator has positioned us as a trusted partner in the industry.

In February 2026, the Company disclosed that it launched a new initiative to expand into AI computing infrastructure. This new business focuses on the procurement and leasing of high-performance computing resources and the development of data center facilities in Indonesia. This expansion leverages our cross-border operational expertise to meet the growing global demand for AI processing power.

Our current operations include sourcing bottled whisky from domestic suppliers in Taiwan and reputable distilleries in the UK. We engage in sales activities, in collaboration with our downstream distributors, to supply these products to bars, nightclubs, and VIP lounges. Starting from 2023, our Group has expanded to include the procurement and sale of raw cask whisky directly from distilleries, allowing it to tap into a broader market and offer unique, high-quality products, and engage with sales to other liquor and spirits distributors. The extensive experience of the chief executive officer and directors of the Company in the whisky industry has enabled us to further expand our businesses. In addition to the trading and wholesale of whisky products, starting from 2025, we have also ventured into proprietary brand whisky packaging and distribution business. Through this business area, we source premium whisky casks from renowned distilleries around the world, particularly from regions renowned for their whisky-making traditions, such as Scotland. These casks are carefully selected, monitored, and aged to perfection under our expert supervision. Once the desired maturation is achieved, the whisky is bottled and labeled under our proprietary brands, offering discerning consumers a unique and exclusive experience. The proprietary brand whisky packaging and distribution business not only diversifies our revenue streams but also enhances our brand recognition, market positioning in the premium whisky business and exploration of diverse sales channels.

Looking ahead, we aim to leverage our strong market presence and industry experience to further expand operations. Our Group plans to further obtain brand authorization and source raw cask whisky from brand owners, bottling and packaging these products in Taiwan through contract manufacturers. This initiative will mark a significant step towards brand diversification and market expansion. While the primary sales channel will continue to be B2B, we are also exploring additional sales avenues, including retail, to broaden our market reach. The Company has secured long-term authorization agreements with certain brand owners, such as Ninja Whisky and Robuchon. Furthermore, through our contractor, we have obtained certain certifications from HMRC (verified as a Bottler & Labeller of Scotch Whisky under Spirit Drinks Verification Scheme, and a Bulk Importer of Scotch Whisky under the Spirit Drinks Verification Scheme, each until March 2027, respectively) and also plans to obtain certain certifications from the Japanese Brewery Association to further solidifying its position as a trusted partner in the industry.

Our future development is guided by several strategic directions. We will continue to cover a broad range of business areas, including bottled whisky sales, raw cask whisky sales, and proprietary brand whisky packaging and distribution business. We plan to grow from our Taiwan base to the entire Asian whisky market, with a particular focus on brand authorizations for bottling, packaging, and sales. In October 2024, Hong Kong announced a substantial tariff reduction on spirits, which is expected to have a positive impact on whisky sales and aligns with our strategy to expand into new international markets. As our Group continues to innovate, it is well-positioned to meet the growing demand for premium spirits and capture a share of the expanding Asian market. While we are positioned for growth, we must navigate challenges such as low entry barriers and a high degree of distributor dependency. Furthermore, the premium nature of our products requires substantial working capital for inventory procurement and meticulous management of our financial resources. Beginning in 2026, a significant portion of our strategic focus and capital allocation will be directed toward our AI infrastructure initiative. This includes our February 2026 disclosure of our entry into a non-binding letter of intent for a USD120 million lease of NVIDIA B300 (Blackwell) servers. We believe this pivot into high-performance computing will diversify our revenue streams and position the Company as a key infrastructure provider in the emerging AI economy.

Product Categories

Spirits and Whisky Business

We are dedicated to delivering a diverse range of high-quality whisky products that cater to the discerning tastes of our customers. Our product portfolio is designed to meet the evolving demands of the market, leveraging our extensive industry experience and strategic collaborations.

Our Company operates within the whisky industry through three distinct business areas: procurement and distribution of bottled whisky, procurement and distribution of raw cask whisky, and proprietary brand whisky packaging and distribution business. Each business area plays a vital role in our overall strategy, allowing us to cater to diverse consumer preferences and market demands. During the year ended December 31, 2025, the Company did not generate revenue from the sale of raw casks. This was primarily due to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable.

In the distribution of bottled whisky, we are dedicated to sourcing high-quality spirits from reputable distilleries. We carefully select whiskies that adhere to stringent industry standards, ensuring they are produced using approved grains and traditional distillation methods. Each whisky is aged in oak casks for the legally required minimum period, which allows for the development of rich flavors and complex aromas. Our commitment to quality ensures that the bottled whiskies we distribute appeal to a wide range of consumers, from casual drinkers to seasoned enthusiasts. By partnering with distilleries known for their craftsmanship, we can offer a selection that highlights the unique characteristics of various regions and styles.

Meanwhile, the distribution of raw cask whisky focuses on providing distillers and businesses with access to exceptional cask-strength spirits. This offering enables our partners to craft their own unique blends, giving them the flexibility to create products that meet their specific needs. This aspect of our business emphasizes collaboration and innovation, as we work closely with clients to help them achieve their desired flavor profiles.

In the realm of our proprietary brand whisky packaging and distribution business, we take a more hands-on approach. In this area, we not only engage in sales but also oversee the bottling and packaging processes. This involvement ensures that our products meet the highest standards of quality and presentation. We carefully select suitable bottles and packaging materials that reflect our proprietary brand’s identity and commitment to excellence. Additionally, we ensure that all labeling complies with legal requirements, providing consumers with clear and accurate information about the whisky’s origin and characteristics. By managing the bottling and packaging, we maintain control over the final presentation of our products, enhancing their appeal to consumers.

This comprehensive approach across our three business areas allows us to provide a diverse range of high-quality whiskies, ensuring that each product embodies authenticity and craftsmanship. As a result, we position ourselves as a trusted partner in the whisky market, catering to both enthusiasts and newcomers alike, while fostering a deeper appreciation for this timeless spirit.

Our current product portfolio includes the distribution of bottled whisky, raw cask whisky and proprietary brand whisky:

Bottled Whisky Distribution

Our bottled whisky portfolio features a carefully curated selection of premium products sourced from both Taiwan and the United Kingdom, reflecting our commitment to quality, authenticity, and value. We offer a range of Taiwan sourced bottled whisky, such as Macallan Single Cask 1990 and Glenlivet 30-year Single Cask. These exceptional whiskies are acquired at competitive prices through trusted channels, enabling us to maintain strong profit margins while providing customers with access to exclusive, high-quality offerings. In addition, we also offer UK Imported bottled whisky selection, which includes distinguished products such as Dalmore 1995 Single Cask, a single malt whisky sourced directly from renowned distilleries in the United Kingdom. By working closely with these distilleries, we ensure the integrity of our supply chain, maintain the highest standards of quality and optimize costs efficiency. Our pricing strategy ensures a significant margin, contributing to our profitability.

Raw Cask Whisky Distribution

Our raw cask whisky sales are specifically UK imported cask whisky. These are sourced directly from renowned distilleries in the UK and sold in Taiwan without additional processing. Our clients for these products include Customer A and Customer B. This direct procurement allows for better pricing strategies, as we can pass on competitive rates to clients while maintaining healthy profit margins. Additionally, since raw cask whisky requires minimal handling, resulting in lower associated transportation costs, this further enhances overall profitability. As part of our ongoing growth strategy, we are actively working to expand our customer base for this business line. This approach not only streamlines operations but also positions our Group to respond swiftly to market demands, ultimately contributing to financial efficiency and growth.

During the year ended December 31, 2025, the Company did not generate revenue from the sale of raw casks. This was primarily due to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable.

Proprietary Brand Whisky Packaging and Distribution (Cask-to-bottle and Distribution Business)

Beginning in 2025, we have collaborated with renowned whisky brands to directly source raw cask whisky from distilleries, bottling and packaging it in Taiwan for sale. One notable example is Ninja Whisky, produced by 瀨古酒造株式会社. Founded in 1869, 瀨古酒造株式会社 is a traditional Japanese sake producer known for its commitment to high-quality craftsmanship and the meticulous selection of ingredients. Their time-honored techniques result in a diverse range of sake that is rich in flavor and steeped in history.

The Ninja Whisky series, including the Yamato Ninja Edition, is a unique blend that pays homage to the legendary ninja warriors of ancient Japan. Our pricing strategy for cask whisky packaging in Taiwan ensures a high profit margin compared to other product lines, achieved by sourcing directly from distilleries and minimizing logistics costs. Additionally, the quality of our products can be assured through the direct sourcing of raw cask whisky from distilleries. Bottling and packaging the whisky in Taiwan will significantly reduce transportation time, costs, and carbon footprint. In instances where brand authorization is not obtained, distilleries typically manufacture or source their bottles from the PRC or India. This process involves transporting the bottles back to the distilleries, often located in Europe, for bottling and packaging, followed by shipping the finished products to Asia for sale. Our Group recognizes that disruptions in global shipping, such as blockages of critical shipping routes like the Suez Canal crisis or other logistical interruptions, can significantly impact delivery timelines. By collaborating with distilleries and obtaining brand authorization to bottle and package raw cask whisky in Taiwan, the risks associated with potential global shipping and logistics disruptions could be substantially mitigated, and a timely delivery of the products to customers can be ensured.

AI Computing Infrastructure Initiative

In February 2026, we disclosed that we launched our AI computing infrastructure business to capitalize on the increasing global demand for high-performance processing power. This initiative represents a strategic expansion of our business model into the technology infrastructure sector.

High-Performance Computing Resources

Our initial activities in this business involve the procurement and leasing of advanced hardware. On February 13 2026, we disclosed that we entered into a non-binding letter of intent to lease approximately 300 units of NVIDIA B300 servers, based on the Blackwell architecture. These high-performance systems are designed to handle massive-scale AI workloads, including the training and deployment of large language models. We intend to lease this computing capacity to enterprise clients and technology partners.

Data Center Infrastructure

To complement our hardware investments, we are pursuing the development of dedicated data center facilities in Indonesia. We have secured a non-binding letter of intent for a land parcel of approximately 50,000 square meters to support this infrastructure. By establishing a physical presence in Indonesia, we aim to provide a scalable and secure environment for our computing resources while positioning the Company to benefit from the digital transformation in Southeast Asia.

Our Competitive Strengths

Our Capability to Offer a Comprehensive One-Stop Service Through Strategic Partnerships

We offer a comprehensive one-stop service that encompasses everything from the procurement of raw materials to packaging and sales, thereby significantly enhancing the customer experience. Our brand partnerships with renowned names such as Robuchon and Ninja allow us to procure raw materials and engage with contracted manufacturer processing, distribution, promotion, and sales. To optimize our operations, we strategically collaborate with a network of trusted third-party providers who contribute valuable industry expertise. We believe this collaboration enables us to efficiently manage functions that extend beyond our core competencies. For example, rather than investing in the equipment and infrastructure required for in-house bottling, we partner with reputable local contracted manufacturers to bottle our whiskies. This approach allows us to concentrate on our strengths while leveraging the specialized skills of our partners. The finished products are marketed under our licensed brand name, ensuring a seamless transition from production to market. We believe our ability to deliver a one-stop service not only enriches the consumer experience but also reinforces our position within the local community and the wider whisky market.

Operational Efficiency and Sustainability Through Localized Production and Distribution

The glass bottles used for our whisky products constitute a substantial volume and weight, thereby contributing to our overall carbon footprint. Our bottles and packaging materials are manufactured in the PRC, where we benefit from lower labor and material costs. Rather than transporting the bottles to the UK for filling and subsequently shipping the finished products back to Taiwan for sale, we have adopted a more efficient strategy. We transport the finished glass bottles directly from the PRC to Taiwan for bottling and distribution. Since our primary market is in Taiwan, this localized production approach has enabled a substantial reduction in both carbon emissions and transportation costs associated with extensive international shipping. This streamlined method not only minimizes our environmental impact but also significantly shortens the overall production cycle. As a result, we enhance our operational efficiency, enabling us to respond more swiftly to market demands and deliver our products to customers faster. This strategy aligns seamlessly with our commitment to sustainability.

Commitment to Quality Control and Operational Adaptability in Bottling and Packaging

Our business areas include bottling and packaging of raw cask whisky. The bottles of our proprietary brand whisky, manufactured in the PRC, undergo rigorous quality assurance checks to ensure they meet our high standards for aesthetics and functionality. Each batch of our proprietary brand bottled whisky is tested for consistency in presentation, ensuring that every bottle reflects the excellence of our proprietary brand names. Our operations are further characterized by a proactive approach to adaptability, which enables the swift adjustment of bottling techniques and packaging designs in response to market trends and consumer preferences. We believe this capacity for agile response has not only enhanced our reputation but also fostered long-term relationships with suppliers and customers.

Established and Stable Relationships with Key Suppliers and Customers

Since the establishment of our Operating Subsidiary in 2020, our industry experience, operational capabilities and strong connections in Taiwan have enabled us to establish stable relationships with a variety of suppliers and customers. For instance, one of our key suppliers represented 11.10% and 24.95% of our total purchases during the fiscal years 2024 and 2025, respectively. Our solid reputation in the whisky market has facilitated the development of a dependable network of sales channels and customers. Notably, three of our major customers have consistently partnered with us throughout 2024 and 2025. Additionally, among our major customers, two accounted in aggregate for approximately 59.10% and 39.96% of our total sales during the fiscal years 2024 and 2025, respectively, maintaining a stable business relationship with us across both years.

Extensive Industry Expertise and a Proven Track Record

Selling premium whiskies requires thorough product expertise and an understanding of the general and local market. Our management team and board of directors prioritize human capital management, firmly believing that talented individuals with proven track records drive exceptional results. Comprising multi-disciplinary executives, our leadership team has extensive experience in successfully launching, growing, and managing companies of various sizes across multiple industries, including the spirits industry. Our chief executive officer and director, Mr. Tsai Yi Yang, brings over 10 years of experience in the alcoholic beverage distribution sector in Taiwan to our management team. Under his leadership, we have built a strong reputation as a leading wholesaler of premium whisky brands. This successful track record has established us as a key player in Taiwan’s high-end alcoholic beverage wholesale market, a reputation that is particularly important given the high risk of counterfeiting associated with luxury products.

Our Growth Strategies

To advance our business objectives and strengthen our competitive position, we intend to pursue the following key strategies:

Expand Our Product Offerings Through New Strategic Partnerships

In 2026, our key development direction will centre on enhancing our business-to-business model. Our goal is to establish new partnerships with other suppliers and whisky brand owners, enabling us to obtain brand authorization and effectively carry out cask-to-bottle and distribution business within the Asia-Pacific market. By collaborating with these new brands, we can introduce a wider variety of premium products that cater to the evolving tastes and preferences of our customers. This initiative will not only expand our product portfolio but also strengthen our market presence, positioning us as a versatile player in the competitive whisky landscape. Through these partnerships, we will leverage our operational expertise and distribution capabilities to ensure that our offerings meet the highest standards of quality and appeal to both existing and new clientele.

Deepen Existing Customer Relationships and Establish New Strategic Client Connections

We will continue to focus on strengthening our partnerships, leveraging our proximity, and understanding the unique needs of our customers. Major client relationships are managed by our senior management and customer service team, who maintain close contact with our existing customers, enabling us to drive client satisfaction and identify opportunities to grow our business. Given our reputation amongst the wine distributors in Taiwan, as well as our relationships and level of entrenchment with our customers, we use insights gained through our customer lifecycle to identify additional solutions that are value-additive for our customers. These insights allow us to continually assess opportunities to develop or acquire solutions to further expand market share, drive customer retention, and fuel growth for our business. Establishing new client relationships is a critical component of our growth strategy. We will continue to expand our network with downstream distributors of alcoholic beverages, since we believe there are significant untapped opportunities across various industry verticals as well as geographies. We aim to introduce innovative, premium-branded whisky products that align with evolving consumer preferences. We will focus on fortifying the distribution network to target key venues such as wine and liquor stores, bars, nightclubs, and VIP corporate clients. By cultivating relationships with these establishments, we aim to enhance brand recognition and accessibility. Additionally, we will employ data-driven insights to refine our product offerings and marketing strategies, ensuring they resonate with our target audience.

Promote Whisky Culture and Diversify Sales Channels through Regional Expansion

To promote a vibrant whisky consumption culture and expand our sales channels, we will enhance our existing business-to-business model while actively pursuing opportunities to reach retail customers directly. This dual approach will involve strengthening partnerships with distributors to ensure our products are widely available while also exploring innovative retail strategies, such as online sales platforms and pop-up events that engage consumers. We aim to create immersive experiences that educate potential customers about whisky, from tastings to masterclasses, fostering a deeper appreciation for our products. By diversifying our sales channels, we will not only broaden our market reach but also encourage a more inclusive whisky culture that invites both connoisseurs and newcomers to explore and enjoy our premium offerings.

Expand Geographic Coverage and Penetrate Asia-Pacific Markets

In 2026, we will direct our efforts toward penetrating new markets, with a specific focus on Singapore and other countries in Asia-Pacific. We intend to conduct comprehensive market research to understand consumer preferences, regulatory requirements, and competitive landscapes in each target country. We also intend to establish strategic partnerships with local distributors and retailers in Singapore and surrounding Asia-Pacific markets. Collaborating with established market players will provide us with valuable insights and facilitate smoother entry into these new markets. To resonate with Asia-Pacific consumers, we will adapt our brand positioning and marketing efforts to reflect local tastes and cultural nuances. This may include localized branding efforts, targeted advertising campaigns, and participation in regional whisky events to engage directly with potential customers. This strategic expansion will not only diversify our revenue streams but also enhance our brand’s international reputation and reach.

Develop and Scale AI Computing Infrastructure

In 2026, we intend to establish a presence in the high-performance computing market. Our strategy involves acquiring and leasing cutting-edge hardware, such as the NVIDIA B300 platform, to provide the computational power required for modern AI applications. A key component of this growth strategy is the development of localized infrastructure in Indonesia, which we believe offers a strategic vantage point for serving the broader Southeast Asian technology market.

Attract, Train, and Retain Skilled Professionals to Support Future Growth

We believe our success greatly depends on our ability to attract, incentivize, and retain talented professionals. To sustain our growth, we plan to continue to add to our teams, including technical, sales & marketing, and customer service members. Once employed, we provide our employees with a comprehensive training program to understand our market and product offerings. We plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

Importation and Storage of Whisky

The logistics surrounding the importation and storage of whisky in Taiwan are governed by stringent regulatory frameworks to ensure compliance with local laws and maintain product integrity. See “Regulatory Matters” and “Regulations — Taiwan Regulations — Regulations on Importation and Storage of Alcoholic Beverages” for additional details.

Bottled Whisky

The distribution process for imported bottled whisky commences upon the product’s arrival in Taiwan, whether by air or sea. Upon arrival, the whisky is subject to Customs Declaration Procedures, a critical step that verifies adherence to local regulations governing the importation of alcoholic beverages. This procedure includes meticulous inspections conducted by the Tobacco and Alcohol Management Division, ensuring that all products meet the required quality and safety standards.

Following successful inspection, the payment of customs duties and sales tax is mandated. This financial obligation is essential for securing the whisky’s release from customs. Once these regulatory requirements are fulfilled, the imported bottled whisky is transported to our designated warehouse. This facility is specifically designed to maintain optimal storage conditions, thereby preserving the quality and characteristics of the whisky. Equipped with advanced climate control systems and robust security measures, the warehouse ensures that each bottle retains its intended flavor profile and aroma until it reaches consumers.

Raw Cask Whisky

The importation process for raw cask whisky is more complex, involving several regulatory steps to ensure compliance and proper handling. Upon arrival, our container of the raw cask whisky is initially stored in a bonded warehouse, and an application for product registration must be submitted to the tax bureau. This application includes comprehensive details regarding the proportion and formula of the whisky to be produced, which is vital for transparency and adherence to local regulations.

After product registration is secured, an application for bonded transfer of the raw cask whisky is submitted to the tax bureau. Upon receipt of the necessary documentation, customs authorities perform an inspection, alongside an evaluation by the Tobacco and Alcohol Management Division. This dual inspection process is designed to ensure that all raw cask whisky comply with safety regulations, particularly given their classification as hazardous goods.

Throughout the importation process, from arrival to storage in the bonded warehouse and subsequent transfer, we retains ownership and control over the raw cask whisky inventory, bearing the associated risks. Following successful inspections, the raw cask whisky are transported from the bonded warehouse to the designated foundry specified by the customer, enabling customers to create their unique blends tailored to specific market demands.

Proprietary Brand Whisky

The importation and storage process for our proprietary brand whisky is aligned with that of raw cask whisky. Both processes adhere to stringent regulatory requirements to ensure compliance and maintain product integrity. Upon successful completion of the necessary inspections, the raw whisky materials are transported to our local contract manufacturers for further processing.

Suppliers

For the fiscal years 2024 and 2025, the most significant alcoholic beverage products we distributed were primarily bottled whiskies, raw cask whiskies and proprietary brand whisky. During the year ended December 31, 2025, the Company did not generate revenue from the sale of raw casks. This was primarily due to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable. Our business model has evolved over the years to include both the sale of bottled whiskies and the procurement and sale of raw cask whiskies, which has allowed us to diversify our product offerings and cater to a broader range of customers. During the year ended December 31, 2025, the Company did not generate revenue from the sale of raw casks. This was primarily due to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable.

As a wholesaler of alcoholic beverage products, we strategically procure our inventory based on our business objectives and current market conditions. Consequently, we typically do not have formal long-term supply arrangements with distributors. Instead, we rely on our established relationships with suppliers and our industry expertise to source high-quality products that meet our standards and customer demands.

Our procurement process is influenced by various factors, including the exchange rates of different currencies, as the products we import are priced in the currency of the country of origin. Fluctuations in exchange rates with the New Taiwan Dollar (NTD) can significantly impact the purchase prices of imported alcoholic beverages, subsequently affecting our profit margins. Moreover, the timing and strategy behind inventory procurement necessitate a high degree of judgment, informed by industry insights and market conditions. This approach is essential for ensuring that we acquire the right products at the appropriate time, especially those with potential for value appreciation.

Our selection of suppliers mainly considers the following conditions and criteria:

Price: Whether the price of the goods or services provided by the supplier is competitive and can help with cost control.

Service quality: Whether the supplier’s service quality is reliable, whether the quality of whisky products is reputable, and whether it can provide timely delivery.

Geographical location: In terms of the packaging and bottling process under the cask-to-bottle and distribution business, whether the supplier’s geographical location is convenient for logistics transportation, and whether it can reduce transportation costs and time.

Cooperation relationship: History and stability of cooperation between the supplier and our Group, whether there is a good basis for communication and collaboration.

Compliance and certification: Whether suppliers meet relevant industry standards and certification requirements to ensure product quality and safety.

We build trusting relationships with our suppliers to work more efficiently with suppliers to monitor inventory, forecast demand, and improve delivery efficiency. Ensure common goals and values are shared with suppliers to set sustainable development goals.

Our founder, Mr. Tsai, has over 10 years of experience in the alcoholic beverages’ distribution and wholesale business. His expertise and industry knowledge have been instrumental in guiding our procurement strategies and establishing stable relationships with our major suppliers. With a long operating history and a solid reputation in the business, we have not experienced significant difficulties in procuring alcoholic beverages in accordance with our operational objectives and budgets.

We consider our major suppliers to be those suppliers that accounted for more than 10% of our overall purchases. Although our purchases were concentrated on major suppliers, in each of the fiscal years 2024 and 2025, there were three suppliers that consistently accounted for a majority of our total purchases. As we procure alcoholic beverages from the market ad hoc based on our business objectives and the prevailing market conditions, we do not normally have long-term supply contracts with our suppliers, including our major suppliers. Instead, in our ordinary course of business, we have an established practice of issuing standard purchase orders to our suppliers for each purchase, specifying simple price, quantity, delivery, and payment terms.

Marketing

Our marketing initiatives are intricately aligned with our distribution strategy, which is meticulously designed to cater to the diverse preferences and behaviors of our customers, ensuring that we remain competitive and relevant in the whisky market.

For our daytime retail customers, who frequent wine and liquor stores, our marketing efforts emphasize the premium and super-premium nature of our whisky products. We leverage the storied reputation and heritage of well-known whisky brands like Macallan, Dalmore, and Glenlivet to appeal to discerning consumers who value quality and craftsmanship. Our marketing campaigns highlight personalized experiences through tailored recommendations and exclusive promotions, while underscoring our commitment to sustainable practices, including eco-friendly packaging and sourcing materials from sustainable manufacturers.

In the nighttime entertainment sector, which includes nightclubs, our marketing strategy focuses on creating innovative nightlife experiences centered around whisky. We collaborate with top nightlife venues to offer exclusive whisky tastings, events, and promotions, targeting young professionals, millennials, and tourists seeking unique and immersive nightlife experiences. Our marketing materials emphasize the use of state-of-the-art sound and lighting systems, accompanied by a diverse selection of high-end whisky cocktails and gourmet food menus. We increase brand visibility through strategic partnerships with leading nightlife brands and influencers, ensuring our whisky products are featured prominently in high-profile venues.

For our VIP channels, which include exclusive clubs and high-end establishments, our marketing approach positions our whisky products as symbols of luxury and exclusivity. We offer bespoke services and custom packaging for VIP clients, providing personalized experiences such as private whisky tastings, exclusive events, and limited-edition releases. Our marketing campaigns build brand prestige through strategic collaborations with high-end establishments, ensuring our whisky products are associated with luxury and exclusivity. This approach caters to high-net-worth individuals and discerning customers seeking exclusive and luxurious experiences.

By focusing on these key areas and tailoring our marketing efforts to meet the specific needs of our customers, we aim to enhance our market positioning and drive growth in the whisky market. Our strategic approach ensures that we remain competitive and relevant, delivering exceptional value to our customers.

Competition

The whisky industry is highly competitive, with a wide range of products and market participants. We believe the principal areas of competition include flavor, packaging and positioning innovations, pricing, distribution locations and shelf space, as well as promotional and marketing strategies. Our products compete with a variety of other beverages, including spirits, beers, wines, and increasingly non-alcoholic beverages designed and marketed to mimic the flavor of alcoholic beverages. Many of these products are produced by a relatively large number of companies, many of which have substantially greater financial, marketing, and distribution resources than we do.

Within the whisky segment of the market, important factors affecting our ability to compete include speed of innovation, product appeal and differentiation to consumers, brand and product image, taste and flavor of products, trade and consumer promotions, attractive packaging, product placement and distribution, access to capital and other resources, marketing, and pricing. We also rely on our distributors to provide stable and reliable distribution and to secure adequate shelf space in retail outlets. Competitive pressures could cause our products to lose market share or experience price erosion, which could materially impact our business and the results of operations. These pressures could include directly competitive innovations, new products that are better aligned with consumer preferences, greater marketing spending, better placements, or a decline in consumer interest in the whisky segment overall.

We have experienced, and continue to experience, competition from several key players in alcoholic beverages distribution in Taiwan. According to Migo’s industry report, while the Asian whisky market is growing, certain key players leverage their access to international markets to bring in a wide range of alcoholic beverages, catering to diverse consumer preferences.

While competition in the whisky space is increasing, we believe our collaborations with internationally renowned whisky brands and our experienced management team, led by our chief executive officer, can help us navigate market challenges, optimize supply chains, and enhance customer relations, thereby contributing to our overall competitiveness. Our focus on quality, innovation, and strategic collaborations positions us well to compete in this dynamic and growing market.

Regulatory Matters

Our business in Taiwan does not require any special or specific approval, license, or permit from the authority other than the corporate license, a registration with local government and import permit for alcoholic beverages that are required for all alcoholic beverages import business.

Import and sale of whisky, either bottled whisky or raw cask whisky, are primarily regulated and governed by the National Treasury Administration, Ministry of Finance under the Tobacco and Alcohol Administration Act and its relevant regulations. Pursuant to this Act, a permit is required to conduct a whisky import business in Taiwan. However, a permit is not necessary for retail or distribution of whisky. In addition, as a whisky importer and distributer in Taiwan, the Operating Subsidiary must comply with hygiene standards, labeling regulations, and advertising regulations for its whisky products. Failure to comply with such regulations may result in fines and other administrative sanctions.

Our Operating Subsidiary has obtained and maintained a valid permit for its whisky import business, and has not been sanctioned for violations of the Tobacco and Alcohol Administration Act.

In Indonesia, our AI infrastructure business is primarily regulated and governed by the Ministry of Communication and Informatics under the Law on Electronic Information and Transactions and the Personal Data Protection Law. Pursuant to these regulations, our Indonesian operations are required to register as a Private Electronic System Provider (PSE) and comply with risk-based business licensing requirements. Additionally, as a provider of AI infrastructure, we must adhere to data residency requirements, cybersecurity standards, and ethical guidelines for artificial intelligence issued by the Indonesian government. Failure to comply with these digital and telecommunications regulations may result in the suspension of services, administrative fines, or revocation of business licenses.

Intellectual Property

As of the date of this Annual Report, we do not hold any trademarks but only one domain name in Taiwan. We rely on a combination of intellectual property laws and restrictions on disclosure to protect our intellectual property rights. However, there is no assurance that this form of protection will be successful in any given case, since the laws in Taiwan do not protect proprietary rights as fully as in the United States.

As of the date of this Annual Report, our intellectual property rights have not been subject to any adverse claims for infringement upon third parties’ trademarks, licenses, and other intellectual property rights in Taiwan. We have not been involved in any litigation or other claims related to any third party’s intellectual property rights.

The chart below presents information about the trademark that we have the authority to use through certain licensing agreements with the inventors.

Type	Name	Issuing Authority/ Registration Institution	Trademark Number	Issuance Date	Status	Authorization Period
Trademark	Ninja(1)	—	2449318	December 20, 2024	—	January 1, 2025 – December 31, 2044

(1)	Our Ninja Whisky series, including the Yamato Ninja Edition, is a unique blend that pays homage to the legendary ninja warriors of ancient Japan. The trademark for this series is crucial as it protects our brand identity and reinforces our market positioning. We were granted with a trademark license regarding the “Ninja” trademark pursuant to the trademark license agreements entered into between Agencia Taiwan and 芳華株式会社, a related party wholly owned by our founder and chief executive officer, Mr. Tsai Yi Yang, and 瀨古酒造株式会社, a Japanese winery of which Mr. Tsai serves as a director. Notably, Mr. Tsai ceased to be the ultimate beneficial owner of瀨古酒造株式会社 following the transfer of his shares on December 22, 2025.

Insurance

We have purchased the following insurance:

	Insured Type	Address	Coverage
1	Employees	—	Employment insurance, labor insurance, occupational accident insurance and national health insurance/employees’ pension

Litigation and Other Legal Proceedings

As of the date of this Annual Report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

REGULATIONS

We are subject to a variety of Taiwan laws, rules and regulations across a number of aspects of our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities within the territory of Taiwan.

Taiwan Regulation

Regulations on Company Establishment

The establishment, operation and management of companies in Taiwan is governed by the Taiwan Company Act, which was latest amended on December 29, 2021. There are four types of companies in Taiwan: unlimited company, unlimited company with limited liability shareholders, limited company and company limited by shares. Unlimited company and unlimited company with limited liability shareholders are rarely used in practice; a company limited by shares is the most common form of business undertaken for foreign investors in Taiwan. The Taiwan Company Act applies to both Taiwan domestic companies and foreign-invested companies, unless otherwise provided in the relevant foreign investment laws and regulations.

Our Taiwan Operating Subsidiary is a company limited by shares, and our Taiwan Operating Subsidiary has been current with its corporate filings with the Administration of Commerce, Ministry of Economic Affairs, Taiwan.

Regulations on Foreign Investment

The principal regulations governing foreign investments in Taiwan are the Statute for Investment by Foreign Nationals, the Regulations for Verification of Investment by Overseas Chinese and Foreign Nationals, and the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals. In order to efficiently provide services and manage foreign investments, Taiwan government has specifically established the Department of Investment Review under the Ministry of Economic Affairs.

All investments made by foreign nationals within the territory of Taiwan must comply with the provisions of the Statute for Investment by Foreign Nationals and receive permission from the Department of Investment Review. According to the administrative ordinance “Negative List for Investment by Overseas Chinese and Foreign Nationals” issued by the Department of Investment Review, Taiwan maintains a negative list of industries closed to foreign investment as the authorities determine that they relate to national security, public order, good moral, or national health, including public utilities, power distribution, natural gas, postal service, telecommunications, mass media, and air and sea transportation.

Regulations on Merger and Acquisition

The main laws and regulations governing merger and acquisition (“M&A) activities in Taiwan are the Business Merger and Acquisitions Act, the Company Act, the Securities and Exchange Act and the Fair Trade Act.

The competent authority in charge of the regulations in relation to M&A is the Ministry of Economic Affairs. The main regulatory body in charge of public M&A transactions is the Securities Futures Bureau of the Financial Supervisory Commission, the government agency in charge of public companies. Other relevant regulatory bodies include the Fair Trade Commission, the authority in charge of antitrust clearance, and the Department of Investment Review, the authority in charge of reviewing foreign and PRC investments. If the M&A target holds any special license, the transaction may also be subject to the review of the authority in charge of such special license.

Except for certain specific sensitive activities, foreign investments in a Taiwan listed company are generally not restricted in Taiwan but are subject to the prior approval from the Department of Investment Review if a foreign investor wants to acquire 10% or more of the shares of a Taiwan listed company in a single tranche. The approval must be obtained before the completion of the transaction.

Regulations on Building Construction and Use

Under the Building Act, a building license is required for new construction, extension, reconstruction or repair of buildings. A usage license is required for usage. When alterations of usage occur after a building is constructed, such as in alterations of usage class, structure, fire-protection facilities, and parking spaces or other alteration to the originally approved usage, a usage alteration license shall be applied for.

Further, under the Building Act, users of public buildings shall entrust professional institutions or persons recognized by the central construction authority to perform inspection and attestation periodically. Such inspection and attestation results shall be reported to the authority.

Regulations on Importation and Storage of Alcoholic Beverages

The primary laws and regulations governing the distribution and processing of alcoholic beverages in Taiwan are the Tobacco and Alcohol Administration Act and its relevant regulations. Pursuant to this Act, a permit is required to conduct an alcoholic-beverages import business in Taiwan. The import business permit for alcoholic beverages does not have a fixed term but can be revoked under the following conditions: (1) the annual fee is not paid within the statutory period; (2) the business or its representative produces or imports alcoholic beverages without a permit; (3) the business or its representative produces or imports alcoholic beverages that violate the Hygiene Standards for Alcohol Products or the CNS standards for editable alcohol; (4) the business or its representative is convicted of a crime under Tax Collection Act; (5) the representative has been a representative of another alcoholic beverages import business whose permit was revoked; (6) the business closes alcoholic beverages import business does not conduct alcoholic beverages import business for two consecutive years. Importation of alcoholic beverages is subject to an inspection by the Tobacco and Alcohol Management Division, where the authority inspects all requisite documents for the importation of alcoholic beverages and examines the imported alcohol products to ensure they meet the statutory hygiene standards and labeling regulations. After successful inspection and payment of customs duties and sale taxes, the imported alcohol products are released from the custom and the importation process is completed. Imported alcohol products that fail the inspection and re-inspection may be re-exported or destroyed by the custom.

Regulations on Distribution or Processing of Alcoholic Beverages

A permit is not necessary for retail or distribution of alcoholic beverages pursuant to the Tobacco and Alcohol Administration Act. However, alcoholic beverages importers, retailers, and distributers must comply with hygiene standards, labeling regulations, and advertising regulations for their alcohol products. Failure to comply with such regulations may result in fines and other administrative sanctions.

Regulations on Intellectual Property Rights

Patent Protection

Pursuant to the Patent Act, amended on May 4, 2022, there are three types of patents in Taiwan: invention patents, utility model patents, and design patents, the respective patent terms of which are 20, 10, and 15 years, all calculated from the filing date of a patent application, while the patent rights are actionable from the issue date of the patent.

Copyright

The Copyright Act provides that original copyrightable works shall enjoy exclusive rights automatically upon their completion, with no form of registration required. The competent authority for the application and registration of trademarks is the Taiwan Intellectual Property Office (“TIPO”) under the Ministry of Economic Affairs. Basically, the economic rights endure for the life of the author and fifty years after the author’s death; the economic rights in works authored by a juristic person endure for fifty years after the public release of the work.

Since 1985, a work receives copyright protection in Taiwan upon its completion, and copyright registration is no longer a condition to receive such protection. In 1998, the voluntary copyright recordation was further abolished. In order to reduce a copyright owner’s burden of proof, Article 13 of the Copyright Act adopts a mechanism to shift the burden of proof. If a person’s name is stated as the copyright owner or a publication date or place is stated in an ordinary way on the reproductions of a work or when the work is published, the copyright of the work will be presumed to belong to such person and the work will be presumed to be published on such date or in such place. However, the claimed copyrights may be challenged by the counterparty in the court proceedings. Given that, it is recommended to preserve relevant evidence by having it notarized by a notary public. For important copyrighted work, it is recommendable to obtain a copyright certificate issued by a copyright owners’ organization so as to serve as prima facie evidence of the completion and ownership of the copyright. However, it is important to note that such private organizations do not and cannot conduct any substantive examination of the copyrightability of a work. Notwithstanding the above, there is no standard way to state relevant information or prove copyright ownership. In addition, if a defendant produces any evidence to prove the contrary, the plaintiff would still bear the burden of proof and thus should submit documents on the creation process or other proof of the authorship or copyright ownership. Therefore, when a work’s copyrightable is being challenged, only a court will have a final say over such dispute on a case-by-case basis.

Trademarks

Trademark rights in Taiwan are governed by the Trademark Act. The competent authority for the application and registration of trademarks is the TIPO. Types of protection include trademarks, certification marks, collective membership marks and collective trademarks. The trademarks which are registered are protected for 10 years from publication in the Trademark Gazette. This term may be extended successively every 10 years via application for renewal.

Trade Secrets

The Taiwan Trade Secret Act mainly governs the following items: (1) the required elements of a trade secret; (2) ownership of a trade secret; (3) the licensing of a trade secret; (4) misappropriation of a trade secret; (5) the civil remedy and criminal penalty for the misappropriation of a trade secret; (6) the issuance of a protective order during criminal investigation. Pursuant to the Trade Secret Act, the information that can be protected under the Trade Secret Act is defined as any method, technique, process, formula, program, design, or other information that may be used in the course of production, sale or operation, and must meet the following requirements: (1) secrecy; (2) economic value; and (3) reasonable measures to maintain secrecy. Under the Trade Secret Act, the types of misappropriation include acquisition, use and divulging of a trade secret by unlawful means. The Trade Secret Act provides civil remedies and criminal penalties for trade-secret misappropriation.

Regulations on Consumer Protection

In Taiwan, the main regulation governing the consumer protection is the Consumer Protection Act. Pursuant to the Consumer Protection Act, a manufacture or a service provider shall be liable for any damage caused by its products or services, unless it is able to prove that the products or services have met and complied with the contemporary technical and professional standards of reasonably expected safety requirements prior to the launching of such products or services into the market. Furthermore, if the products or services may endanger consumers’ lives, bodies, health or property, they shall be labelled in a conspicuous place with a warning and the methods for emergency handling of such danger. If an enterprise fails to perform its labelling obligations in this regard, it will be held liable for the damage caused thereby.

Regulations on Environmental Protection

The bedrock of environmental protection in Taiwan is the Basic Environment Act. In addition to the Basic Environment Act, Taiwan regulations regulate each type of pollution by a different set of regulations, including the Soil and Groundwater Pollution Remediation Act, the Waste Disposal Act, the Air Pollution Control Act, the Water Pollution Control Act, and Toxic and Concerned Chemical Substances Control Act. The competent authority governing the environmental regulations is the Environmental Protection Agency (EPA). Failure to comply with such regulations may result in fines and other administrative sanctions.

Regulations on Foreign Currency Exchange

The principal regulation governing foreign currency exchange in Taiwan is the Foreign Exchange Regulation Act, amended on April 29, 2009. Pursuant to the Foreign Exchange Regulation Act, Taiwan Dollars amounting under the amount of NTD500,000 are freely convertible no matter what transaction they are in relation with. On the other hand, the transactions involving NTD500,000 or more or its equivalent in foreign currency shall fulfill certain obligations as provided in the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions.

Under the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions, for those foreign exchange transactions which amounts more than NTD500,000 and relates to the sales of goods or provision of services, such transaction shall be declared through filing a declaration statement. For those foreign exchange transactions which are not related to the sales of goods or provision of services, ranging from NTD500,000 to US$100 million, such transaction shall be declared through filing a declaration statement, and providing supporting documents, such as contracts or letters of approval, to the bank. For those foreign exchange transactions which are not related to the sales of goods or provision of services, amounting more than US$100 million, such transaction shall be declared through filing a declaration statement, providing supporting documents to the bank, and obtaining the approval of Taiwan CBC.

Though Taiwan government has promulgated the Regulations Governing Foreign Exchange Control on July 2, 1997, pursuant to the Foreign Exchange Regulation Act, the requirements for the government to implement those foreign exchange control measures should be subject to either of the following conditions: (1) when the domestic or foreign economic disorder might endanger the stability of the domestic economy; and (2) when Taiwan suffers a severe balance of payments deficit. From the past history, the Taiwan government only implemented these foreign exchange control measures once, in 1997 during the Asian Financial Crisis.

Regulations on Dividend Distribution

The principal regulations governing dividend distribution is the Company Act. Pursuant to the Company Act, a Taiwan company shall not pay dividends unless its losses have been covered and statutory reserve funds has been set aside, which should be 10% of the company’s after-tax net profits. However, in the event that the company’s statutory reserve funds have reached the total amount of the company’s capital, the company does not need to set aside any amounts for its statutory reserve funds. If the company has no net profits, in principle, it shall not pay dividends.

Regulations on Employee Stock Incentive Plan

The principal regulations governing dividend distribution is the Company Act. Pursuant to the Company Act, a Taiwan company may choose to implement the employee stock incentive plan in 5 ways: (1) employee stock compensation, (2) employee stock option certificates, (3) employee subscription of new shares using cash as consideration, (4) treasury shares transferred to employees, and (5) employee restricted share units. After the amendment of the Company Act on August 1, 2018, transferring the company’s stocks to the employees of the company’s parent company or its subsidiaries under the employee stock incentive plan is also permitted by law.

Regulations on Employment and Social Insurance

The labor law in Taiwan is regulated mainly by the Labor Standards Act, amended in July 2024. The Labor Standards Act governs the terms and conditions of employment such as working hours, holidays, rest periods, wages, overtime, leave, and termination of employment. According to Labor Standards Act, an employer is required to reach an agreement on salary with the employees, in which the agreed salary shall meet with the minimum amount set by the competent authority. Violations of the Labor Standards Act may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

In order to protect workers’ safety and health and to prevent occupational accidents, employers in Taiwan are also required to comply with the Occupational Safety and Health Act. According to the Occupational Safety and Health Act, the employer shall arrange safety equipment to prevent any emergency. In addition, the employer shall provide safety education and training for employees which shall enable the employees to protect themselves when any accident occurs.

Taiwan governmental authorities have passed a variety of laws and regulations regarding social insurance and employee’s pension from time to time, including, among others, the Labor Insurance Act, the National Health Insurance Act, the Labor Pension Act, and the Employment Insurance Act. Pursuant to these laws and regulations, Taiwan companies must make contributions at specified levels for their employees to the relevant social insurance and pension funds. Failure to comply with such laws and regulations may result in various fines and legal sanctions.

Regulations on Taxation

According to the Taiwan Income Tax Act, a company incorporated in Taiwan is a Taiwan tax resident and will be subject to 20% corporate income tax on its worldwide income. A non-resident company will be subject to 20% corporate income tax on its Taiwan-sourced income. If a resident company does not distribute its financial earnings generated in a year to its shareholders by the end of the following year, a surtax of 5% would be imposed on the undistributed earnings.

Effective from 2020, the Taiwan Statute for Industrial Innovation was amended, which extends the tax incentive by 10 years until December 31, 2029, for R&D expenditure. Under the tax incentive program, a company conducting qualifying R&D activities may select one of the following incentives: (i) up to 15% of qualifying R&D expenses may be credited against corporate income tax payable in the current year; or (ii) up to 10% of qualifying R&D expenses may be credited against corporate income tax payable in the year expenses incurred and carried forward for the next 2 years. In addition, if a company uses NTD 1 million or more of its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation within 3 years from the year after such earnings are derived, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of surtax imposed on undistributed earnings from the year 2018.

The alternative minimum tax (“AMT”) imposed under the Taiwan Income Basic Tax Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to the Taiwan Income Tax Act and relevant laws and regulations is below the amount of basic tax prescribed under the Taiwan Income Basic Tax Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various legislations, such as capital gains from qualified securities and future transactions. The prevailing AMT rate for business entities is between 12% to 15%, which is determined by the Executive Yuan based on the economic circumstance.

According to the Taiwan Income Tax Act, a withholding tax rate of 21% shall generally be applicable to dividends distributed to non-Taiwan resident enterprise/individual investors. The withholding tax on the dividends may be reduced pursuant to a tax treaty between Taiwan and the jurisdictions in which the non-Taiwan shareholders reside. Taiwan currently has a treaty network with 35 countries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item 3 to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

As used in this Annual Report, references to “Company,” “we,” “us,” and “our” refer to Agencia Comercial Spirits Ltd and its consolidated subsidiaries, unless the context requires otherwise.

This discussion is intended to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, how operating results affect our financial condition and results of our operations of the Company as a whole, and how certain accounting principles and estimates affect our financial statements.

OVERVIEW

We, through our Operating Subsidiary, are primarily engaged in trading of whisky products, including procurement, distribution, and sale in both Taiwan and international markets. Through the Operating Subsidiary, we import and sell a broad range of premium whisky products, which come from countries/regions such as Scotland.

Beginning in 2025, we diversified our business model by venturing into proprietary brand bottling, packaging, and sales under “Ninja Whisky” trademark. Under this new approach, we source raw cask whisky directly from renowned distilleries. We then conduct the bottling and packaging operations in Taiwan, leveraging the expertise of local contract manufacturers. The bottled products are sold under Ninja Whisky trademark. This proprietary brand model allows us to build and promote the brand identity, maintain quality control over the final product, and capture greater value from the bottling and sales process. By directly sourcing raw cask whisky and carrying out the bottling and packaging processes in Taiwan, we can offer a seamless end-to-end solution while maintaining control over the supply chain and product quality.

The following discussion and analysis of our financial condition and results of operations are prepared based on the financial data which is derived from our audited financial statements for the years ended December 31, 2025 and 2024, included in this Annual Report.

Our financial performance for the year ended December 31, 2025, demonstrated significant growth compared to the year ended December 31, 2024. Revenue increased substantially from US$2,537,743 for the year ended December 31, 2024 to US$6,206,178 for the year ended December 31, 2025, representing a year-over-year growth of approximately 145%. This substantial revenue growth was primarily driven by strong demand for our whisky products across expanded international markets, particularly Hong Kong and Japan, as well as the successful introduction of our proprietary brand whisky packaging and distribution business. It was also fueled by our successful strategies to enhance capabilities, including strengthening brand recognition, improving customer experience, and expanding product offerings to meet diverse consumer preferences across a broader geographic footprint.

Consistent with the robust revenue growth, our gross profit increased from US$1,265,303 for the year ended December 31, 2024 to US$1,888,677 for the year ended December 31, 2025, representing a year-over-year growth of approximately 49%. This increase reflects the successful scaling of our operations and the contribution of our new proprietary brand packaging and distribution business.

Our revenue composition shifted significantly during 2025. Bottled whisky sales represented 86% of total revenue for the year ended December 31, 2025, compared to 64% for the year ended December 31, 2024. Our proprietary brand whisky packaging and distribution business, launched during the year, contributed 14% of total revenue, demonstrating the successful diversification of our business model. During the year ended December 31, 2025, the Company did not generate revenue from the sale of raw casks, which accounted for 36% of total revenue in 2024. This was primarily due to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable.

Geographically, we achieved significant diversification during 2025. International sales expanded to represent 68% of total revenue for the year ended December 31, 2025, compared to 3% for the year ended December 31, 2024. Hong Kong emerged as our largest market, contributing 49% of total revenue, followed by Japan with 13%, and other international markets including Canada, China, and Macau. Taiwan sales accounted for 32% of total revenue, compared to 97% for the year ended December 31, 2024, reflecting our successful geographic expansion strategy.

We reported net income of US$609,382 for the year ended December 31, 2025, compared to US$779,278 for the year ended December 31, 2024. The decrease in net income, despite robust revenue growth of 145%, reflects the impact of changes in revenue mix that resulted in lower gross margin, which decreased from 50% in 2024 to 30% in 2025, coupled with significant increases in operating expenses. General and administrative expenses rose to US$959,589 for the year ended December 31, 2025, compared to US$205,341 for the year ended December 31, 2024, reflecting increased professional fees associated with IPO preparation, staff costs for key leadership hires, and expenses related to the evaluation of new business opportunities, including the proposed AI infrastructure initiatives. Sales and distribution expenses increased to US$145,059 for the year ended December 31, 2025, compared to US$45,378 for the year ended December 31, 2024, driven by expanded headcount and distribution costs to support our geographic expansion into new international markets.

The gross profit improvement of 49% was driven by our proprietary brand whisky packaging and distribution business (58% margin) and bottled whisky sales, while the operating expense increase reflected necessary public company readiness costs, investments in geographic expansion, and strategic initiatives.

Our financial condition and results of operations for the year ended December 31, 2025 reflect our strong market position, effective execution of growth and geographic expansion strategies, and successful diversification into value-added services. The sustained revenue growth for the year ended December 31, 2025 demonstrates the continued momentum of our business model and our ability to capitalize on opportunities in both domestic and international markets. These factors have positioned us favorably for continued growth and profitability in the future, as we continue to optimize our product mix, streamline international logistics as volumes mature, and grow our higher-margin proprietary brand services.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The key factors that we believe affect our financial condition and results of operations are discussed below.

Market Demand and Customer Preferences

Our revenue is directly tied to the demand for whisky products in both domestic and international markets. Changes in consumer preferences, such as shifts toward premium or craft spirits, could significantly impact our sales volumes and profitability. As an important player in the whisky industry, we must remain agile and responsive to evolving market dynamics and consumer trends.

The Taiwan market remains a crucial revenue driver for our business. Factors influencing domestic demand in Taiwan include economic conditions, disposable income levels, demographic shifts, and cultural trends. A strong Taiwan economy and rising disposable incomes can stimulate demand for our products, particularly in the premium and luxury sectors. Conversely, economic downturns or shifts in consumer spending patterns may adversely affect sales volumes.

Although our international sales has historically been small for the year ended December 2024, we recognize significant growth potential in global markets starting in 2025. We are poised for a strategic transformation, with a substantial increase in third-party international sales. This marks a decisive shift from our previous reliance on related party transactions, contributing to our growth in non-domestic markets such as Japan, China, Hong Kong, Canada, and Macau. The global whisky market is influenced by several key factors, including consumer trends and spending patterns, economic conditions, and cultural factors. A failure to fully understand these elements may impact our ability to successfully penetrate and compete in specified international markets.

In recent years, we have witnessed a growing consumer preference for premium and craft spirits, driven by a desire for unique and authentic experiences. This trend has created opportunities for us to introduce higher-priced, limited-edition, and premium whisky offerings, potentially enhancing our profitability. However, failure to adapt to this trend or accurately anticipate consumer preferences could lead to a loss of market share and revenue.

The whisky industry is highly competitive, with numerous Taiwan and international players vying for market share. Our ability to differentiate our products, maintain brand loyalty, and effectively market our offerings is crucial for sustaining demand and profitability. Intense competition may necessitate increased marketing efforts, product innovation, or pricing adjustments, impacting our operating costs and margins.

By closely monitoring market trends, consumer preferences, and competitive dynamics, we aim to proactively adapt our product offerings, marketing strategies, and operational processes to maintain a strong position in the whisky market. Failure to effectively address shifts in demand or consumer preferences could adversely impact our sales volumes, revenue, and overall profitability.

Supplier Relations and Procurement Costs

As a trading company in the whisky industry, our ability to maintain strong relationships with reputable suppliers and secure favorable procurement terms is crucial to our success. We rely on a diverse network of suppliers from various whisky-producing regions, such as Scotland, to source premium and rare whisky products for our customers. Disruptions in our supplier relationships or changes in procurement costs can significantly impact our gross margins and profitability.

We strive to cultivate long-term partnerships with our suppliers, built on trust, transparency, and mutual understanding. Our procurement team works closely with suppliers to ensure a steady supply of high-quality products and to negotiate favorable pricing and payment terms. Additionally, our expertise in identifying and procuring unique and limited-edition whiskies from sought-after distilleries enhances our competitive advantage and enables us to command premium pricing in the market.

In 2025, we introduced our proprietary brand whisky packaging and distribution business under “Ninja Whisky” trademark. Under this model, we source bulk whisky directly from brand-owned distilleries. We then conduct bottling and packaging operations in Taiwan through local contract manufacturers, and the finished products are sold under Ninja Whisky trademark. This vertical integration allows us to maintain quality control while capturing additional value in the supply chain.

The cost of goods sold, which includes the purchase price of whisky products, import duties, and other associated costs, is a significant factor affecting our profitability. With the introduction of our proprietary brand whisky packaging and distribution business, our cost of goods sold now additionally incorporates the bottling and packaging costs. Fluctuations in the cost of goods sold can be influenced by various factors, such as global supply and demand dynamics, changes in import regulations, and currency exchange rates.

To mitigate the impact of cost fluctuations, we employ strategic inventory management practices, leveraging our industry knowledge and market intelligence to optimize our purchasing decisions. For our proprietary brand whisky packaging and distribution business, we have established long-term supply arrangements with brand partners and bottling manufacturers. We continuously explore opportunities to streamline our supply chain and logistics operations, including diversifying our supplier base for packaging materials across the Asia-Pacific region. These measures, with our existing cost management framework, help reduce operational costs and improve overall efficiency as we scale our premium whisky offerings.

Maintenance of Key Personnel

Our success is heavily dependent on the expertise, industry knowledge, and relationships cultivated by our key personnel. They possess valuable insights into the whisky industry, have established strong connections with suppliers and customers, and play a pivotal role in driving our strategic initiatives and growth objectives.

Retaining and attracting top talent in the industry is crucial for maintaining our competitive edge. We strive to create a workplace environment that fosters professional growth, rewards performance, and provides opportunities for career advancement. Additionally, we strive to offer competitive compensation packages to motivate and retain our key personnel.

The loss of key personnel or the inability to attract and retain skilled professionals could adversely impact our operations, supplier relationships, and market position. As such, we prioritize succession planning and knowledge transfer initiatives to mitigate the risks associated with personnel changes and ensure business continuity.

Furthermore, we cultivate a strong corporate culture that promotes collaboration, innovation, and a shared passion for the whisky industry. By fostering an engaging and inclusive work environment, we aim to enhance employee satisfaction and loyalty, contributing to the long-term retention of our valuable human capital.

Fluctuation in Interest Rates

As part of our financing strategy, we have obtained borrowings from a local bank in Taiwan. These borrowings are subject to fluctuations in interest rates, which can directly impact our financial expenses and profitability.

Rising interest rates can lead to an increase in the cost of servicing our debt, thereby reducing our net income. Conversely, a decline in interest rates can result in lower financing costs, positively impacting our profitability. Given the potential impact of interest rate fluctuations on our financial performance, we closely monitor market conditions and maintain a prudent approach to debt management.

To mitigate the risks associated with interest rate volatility, depending on the market situation, we may employ various strategies, such as negotiating fixed-rate borrowings or exploring hedging instruments like interest rate swaps. Additionally, we maintain a disciplined approach to capital allocation, ensuring that our borrowings are aligned with our operational requirements and growth objectives.

Our finance team regularly evaluates our debt portfolio, interest rate exposure, and potential refinancing opportunities to optimize our financing costs and maintain a healthy financial position. By proactively managing our interest rate risk, we aim to minimize the adverse effects of interest rate fluctuations on our results of operations and ensure long-term financial stability.

Fluctuation in Exchange Rates

As a company engaged in international trade, our operations are exposed to fluctuations in exchange rates. With customers and suppliers located in various countries, our revenue and expenses are denominated in multiple currencies.

Unfavorable movements in exchange rates can adversely impact our financial performance. For instance, an appreciation of the NTD against other currencies can make our products more expensive for international customers, potentially affecting our export sales and profitability. Conversely, a depreciation of the NTD can increase the costs of importing whisky products from our foreign suppliers, putting pressure on our gross margins.

Our finance team closely monitors currency markets and employs robust risk management practices to assess and manage our foreign exchange exposure proactively. By implementing these strategies, we aim to minimize the impact of currency fluctuations on our financial results and maintain a stable and predictable operating environment.

Competitive Landscape

The whisky trading industry is highly competitive, with numerous players offering similar products. Our ability to differentiate our offerings, maintain competitive pricing, and secure reliable suppliers will be critical to sustaining growth.

As we explore new markets, we may face challenges related to brand recognition, regulatory hurdles, and competition from established players, which could impact our revenue growth.

Macroeconomic Conditions

Our results of operations are influenced by global economic conditions, including inflation, recessionary pressures, and changes in consumer spending patterns. Economic downturns could reduce demand for premium products like whisky, adversely affecting our revenue.

Rising oil prices may adversely affect our business by increasing freight and logistics costs associated with shipping our whisky products from Taiwan to customers across regions. These increased costs could lead to higher product prices, reduced consumer demand, compressed profit margins, or supply chain disruptions. Additionally, higher oil prices may contribute to broader inflation, reducing consumer spending on premium products. Any sustained increase in oil prices could therefore have a material adverse effect on our revenue and results of operations.

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

To assess the performance of our business, we consider a variety of financial and operating measures. The key financial performance indicators we use include revenue, cost of revenue, gross profit and gross margin, general and administrative expenses, sales and distribution expenses, and income tax expenses. Our review of these indicators reveals the results of our business performance and provides timely and meaningful feedback to key operating decisions and allows our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Revenue

Our revenue is generated through the sale and distribution of bottled whisky products across three core business lines: raw cask whisky sales, bottled whisky sales, and proprietary brand whisky packaging and distribution business. The raw cask whisky sales involves wholesale transactions of entire whisky barrels to distributors and retailers, while the bottled whisky sales focuses on finished products sold through hospitality channels and corporate clients. Our proprietary brand whisky packaging and distribution business represent a vertically integrated model where we collaborate with established distilleries to bottle and package our product offerings under brand authorization, combining their heritage with our distribution expertise.

Revenue performance directly impacts our financial results through both top-line growth and product mix effects. Management prioritizes strategic balance between volume growth and product mix, as shifts in geographic markets or product categories can significantly influence profitability. We monitor how revenue composition affects gross margins, working capital requirements, and scalability across different business models.

We evaluate revenue performance through several key metrics: geographic market penetration (domestic vs. international), product category mix (raw cask vs. bottled vs. proprietary brand whisky packaging and distribution business), and trade volume relative to revenue growth. These measurements help assess pricing power, demand elasticity, and the effectiveness of distribution strategies. Management supplements this analysis with customer acquisition costs, channel profitability, and inventory turnover ratios to optimize our commercial operations.

Cost of revenue

Our cost of revenue primarily comprises the procurement costs of whisky products held for sale, including raw casks and bottled inventory, as well as direct expenses associated with import/export duties and processing fees. These costs are inherently significant in our business model due to the premium nature of our products, which require careful sourcing, aging, and handling throughout the supply chain. The composition of these costs varies across our products, with raw cask procurement, bottling operations, and international distribution each presenting distinct cost structures.

Cost of revenue directly impacts our profitability through gross margin, serving as a key indicator of our operational efficiency and pricing power. Management actively monitors procurement strategies, supplier relationships, and logistics networks to optimize these costs while maintaining product quality. Fluctuations in raw material pricing, trade tariffs, or transportation costs can materially affect margins, making cost control a critical focus area for sustaining profitability across economic cycles.

We evaluate cost of revenue performance through several operational lenses, such as procurement efficiency, measured by cost per unit across product categories; supply chain optimization, including lead times and import/export cost structures; and economies of scale as production volumes grow. These metrics inform strategic decisions regarding supplier diversification, inventory management, and pricing adjustments to align with our premium market positioning.

Gross profit and gross profit margin

Gross profit represents the difference between revenue and the cost of goods sold, serving as a fundamental measure of our production and distribution efficiency. Gross profit margin, calculated as gross profit divided by revenue, indicates the portion of each revenue dollar retained after accounting for direct product costs, reflecting our pricing power and cost management effectiveness.

Gross profit and margin directly impact our results of operations by determining the funds available to cover operating expenses and generate operating income. Higher gross margins provide greater flexibility to invest in growth initiatives while maintaining profitability, while margin pressure may require operational adjustments or cost optimization measures. These metrics ultimately influence our bottom-line performance and capacity for strategic reinvestment.

Management monitors gross profit and margin by product line and distribution channel, analyzing trends in input costs, production efficiencies, and pricing strategies. We evaluate margin sustainability through regular reviews of procurement practices, inventory management, and product mix optimization, ensuring alignment with our product mix strategy and long-term profitability targets.

General and administrative expenses

General and administrative expenses consist primarily of staff costs (including salaries, messing, etc.), expenses related to trademark, lease expenses, and professional fee (including audit fee for our consolidated financial statements). These expenses affect our results of operations by reducing operating income, as they are largely fixed in nature and do not fluctuate directly with sales volume. The level of general and administrative expenses relative to revenue influences our operating margins and overall profitability, requiring careful management to ensure the efficient allocation of resources while maintaining necessary corporate functions and strategic capabilities. Management monitors and controls these costs through regular budget reviews, operational efficiency assessments, and strategic resource allocation, while ensuring we maintain the necessary corporate governance, financial reporting capabilities, and operational support required for sustainable growth.

Sales and distribution expenses

Sales and distribution expenses consist primarily of employee-related costs for sales personnel, including salaries and benefits, along with warehouse expenses directly tied to revenue generation. These costs represent the necessary investments to maintain and grow our distribution network, sales channels, and customer relationships.

Sales and distribution expenses affect our results of operations by reducing operating profit, with their efficiency directly influencing our overall profitability. As semi-variable costs, they typically scale with business expansion but can be optimized through productivity improvements. Management monitors these expenses on a regular basis, ensuring we maintain an appropriate balance between market penetration and cost discipline. The effectiveness of our sales and distribution network is evaluated based on its ability to support revenue growth while maintaining competitive cost structures.

Income tax expenses

Income tax expenses represent the corporate income tax we are required to pay to relevant tax authorities based on our taxable income. As a Taiwan-based company, we are subject to profit tax governed by local tax laws and regulations. The expense is calculated by applying applicable tax rates to taxable income, after accounting for all allowable deductions, credits, and adjustments under the tax code.

Income tax expenses directly impact our net income and overall profitability, as they represent the final allocation of pre-tax earnings to tax obligations. The effective tax rate, which may differ from statutory rates due to available incentives and deductions, serves as our primary performance metric for tax efficiency. Management actively monitors this rate through ongoing review of tax positions, compliance with regulatory changes, and optimization of available tax planning opportunities within legal frameworks.

Results of Operations

For the years ended December 31, 2025 and 2024

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage change during such periods.

	For the years ended December 31,
	2024		2025		Variance
	US$	% of total revenue	US$	% of total revenue	Amount US$	%
Revenue	2,537,743		6,206,178		3,668,435	144.6%
Cost of revenue	(1,272,440)	50%	(4,317,501)	70%	(3,045,061)	239.3%
Gross profit	1,265,303	50%	1,888,677	30%	623,374	49.3%

Operating expenses:
– General and administrative expenses	(205,341)	8%	(959,589)	15%	(754,248)	367.3%
– Sales and distribution expenses	(45,378)	2%	(145,059)	2%	(99,681)	219.7%
Total operating expenses	(250,719)	10%	(1,104,648)	18%	(853,929)	340.6%
Income from operations	1,014,584	40%	784,029	13%	(230,555)	(22.7)%
– Interest income	127	0%	3,297	0%	3,170	2496.1%
– Interest expense	(1,741)	0%	(2,157)	0%	(416)	23.9%
– Foreign exchange gains, net	234	0%	3,747	0%	3,513	1501.3%
– Sundry income	5,009	0%	1,163	0%	(3,846)	(76.8)%
Total income before tax expense	1,018,213	40%	790,079	13%	(228,134)	(22.4)%
– Income tax expenses	(238,935)	9%	(180,697)	3%	58,238	(24.4)%
Net income	779,278	31%	609,382	10%	(169,896)	(21.8)%

Revenue

	Raw cask whisky sales	Bottled whisky sales	Proprietary brand whisky packaging and distribution	Total
	US$	US$	US$	US$
For the year ended December 31, 2024
– Taiwan sales
– Third parties	901,505	1,325,898	—	2,227,403
– Related parties	—	229,412	—	229,412
– International sales
– China (related parties)	—	80,928	—	80,928
	901,505	1,636,238	—	2,537,743

For the year ended December 31, 2025
– Taiwan sales
– Third parties	—	1,377,427	497,514	1,874,941
– Related parties	—	13,768	89,498	103,266
– International sales
– China (third parties)	—	—	167,988	167,988
– Hong Kong (third parties)	—	2,940,740	88,462	3,029,202
– Macau (third parties)	—	32,638	—	32,638
– Canada (third parties)	—	183,933	—	183,933
– Japan (third parties)	—	814,210	—	814,210
	—	5,362,716	843,462	6,206,178

We generated revenue of US$6,206,178 for the year ended December 31, 2025, marking a significant increase of 145% from US$2,537,743 for the year ended December 31, 2024. This growth was driven by expanded sales volumes, successful penetration into new international markets, and the introduction of our proprietary brand whisky packaging and distribution business.

Our primary revenue driver historically has been the market in Taiwan, which accounted for 97% of total revenue for the year ended December 31, 2024. For the year ended December 31, 2025, Taiwan sales represented 32% of total revenue, reflecting our successful expansion into international markets during the year. International sales expanded significantly, representing 68% of total revenue for the year ended December 31, 2025, compared to 3% for the year ended December 31, 2024. Hong Kong emerged as our largest market, contributing 49% of total revenue, followed by Japan with 13% of total revenue. Other international markets included Canada with 3% of total revenue, China with 3% of total revenue, and Macau with less than 1% of total revenue. The substantial increase in international sales was primarily driven by new distribution relationships established in Hong Kong and Japan during 2025, reflecting our successful execution of geographic expansion strategies.

A significant change occurred in our revenue composition by business areas. For the year ended December 31, 2025, bottled whisky sales represented 86% of total revenue, compared to 64% for the year ended December 31, 2024. Our proprietary brand whisky packaging and distribution business, which was introduced during 2025, represented 14% of total revenue. Raw cask whisky sales, which accounted for 36% of total revenue in 2024, represented 0% of total revenue for the year ended December 31, 2025. The absence of raw cask sales during the year was primarily attributable to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable. The introduction of our proprietary brand packaging and distribution business reflected our strategic shift toward higher-margin value-added services. Our focus on expanding bottled whisky offerings and strengthening our brand presence in key markets contributed significantly to revenue growth. Additionally, changing consumer preferences and growing demand for premium bottled whisky products in international markets have created favorable conditions for this strategic focus. The growth in bottled whisky sales and the introduction of proprietary brand services have allowed us to capture higher margins and forge stronger connections with our customers across a broader geographic footprint.

For the year ended December 31, 2025, we continued to implement selective pricing strategies across our product portfolio. Our whisky products are available across a wide range of price points, catering to diverse customer preferences and market demands. For the year ended December 31, 2025, selling prices ranged from US$26 to US$92,135, consistent with the prior year’s range. This diverse portfolio includes both entry-level and premium offerings. The lower end of the price range, starting at US$26, represents our more accessible varieties, appealing to a broader consumer base seeking quality at reasonable prices. In contrast, the higher end, reaching up to US$92,135, encompasses our most exclusive offerings, targeting discerning collectors and connoisseurs.

The substantial increase in revenue reflects our successful geographic expansion efforts, improved market penetration, and the introduction of new business lines, supported by favorable market conditions and increased demand for whisky products across multiple international markets.

In addition to our revenue performance, we closely monitor our trade volume, which represents the number of bottles and raw cask whisky sold during a given period. Trade volume is a key metric that provides insights into the demand for our products and the effectiveness of our sales and distribution strategies.

For the year ended December 31, 2025, our total trade volume was 30,137 bottles, compared to 44,095 bottles for the year ended December 31, 2024. The decrease in trade volume from 2024 to 2025, despite significant revenue growth of 145%, reflects a strategic shift in our product mix toward higher-value offerings and the introduction of our proprietary brand whisky packaging and distribution business, which generates revenue through value-added services rather than bottle volume.

While our trade volume decreased by approximately 32% for the year ended December 31, 2025 compared to the prior year, our revenue growth substantially outpaced this volume decline. This disparity can be attributed to two primary factors. First, we continued to focus on offering more premium and higher-priced bottled whisky products, catering to the growing demand for luxury and artisanal spirits, which resulted in a higher average selling price per bottle. Second, the introduction of our proprietary brand whisky packaging and distribution business contributed US$843,462 in revenue during 2025. Additionally, we maintained targeted pricing strategies to optimize our revenue and profitability, which contributed to the higher revenue growth relative to trade volume.

The decrease in raw cask sales volume also contributed to the overall decline in trade volume, as the Company did not generate revenue from the sale of raw casks. This was primarily due to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable

For the year ended December 31, 2025, we made significant strides in strengthening our market presence and expanding into new international markets. We successfully established distribution channels in Hong Kong, Japan, Canada, and Macau, allowing our products to reach a broader consumer base across multiple regions. We continued to introduce new whisky varieties and limited editions, catering to evolving consumer preferences and trends. This diversification strategy allowed us to capture a broader customer base and meet the growing demand for unique and premium whisky experiences across our expanded geographic footprint.

By combining improved market penetration with targeted geographic expansion efforts and the introduction of value-added services, we were able to capitalize on the growing demand for whisky products, driving significant revenue growth and solidifying our position as a prominent player in the industry, even as trade volume moderated in favor of higher-value offerings.

Cost of revenue

	For the years ended December 31,
	2024	2025
	US$	US$
Raw cask whisky sales	392,226	—
Bottled whisky sales	880,214	3,970,207
Proprietary brand whisky packaging and distribution business	—	347,294
	1,272,440	4,317,501

Our cost of revenue increased to US$4,317,501 for the year ended December 31, 2025, compared to US$1,272,440 for the year ended December 31, 2024, representing a 239% increase. This growth corresponded with total revenue growth of 145%, from US$2,537,743 in 2024 to US$6,206,178 in 2025. Cost of revenue as a percentage of sales increased from 50% in 2024 to 70% in 2025, reflecting changes in revenue composition and cost structure during the year.

For the year ended December 31, 2025, cost of revenue consisted of US$3,970,207 attributable to bottled whisky sales and US$347,294 attributable to our proprietary brand whisky packaging and distribution business. For the year ended December 31, 2024, cost of revenue consisted of US$880,214 attributable to bottled whisky sales and US$392,226 attributable to raw cask whisky sales.

For the bottled whisky sales, cost of revenue as a percentage of revenue generated from that business area was 74% for the year ended December 31, 2025, compared to 54% for the year ended December 31, 2024. This increase reflected shifts in product mix toward different bottled whisky varieties, increased procurement costs in certain supply categories, and the expansion of sales volumes across international markets, which initially carried higher per-unit logistics costs as new distribution channels were established.

There was no cost of revenue attributable to raw cask whisky sales for the year ended December 31, 2025, compared to US$392,226 for the year ended December 31, 2024. The absence of raw cask sales during the year was primarily attributable to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable.

For the proprietary brand whisky packaging and distribution business, which was introduced during 2025, cost of revenue represented 42% of revenue from that business area for the year ended December 31, 2025. This reflected the cost structure of our value-added services, including brand-authorized bottling, packaging, and sales, which leverage our operational expertise and established relationships within the industry.

At the consolidated level, the increase in cost of revenue as a percentage of sales from 50% in 2024 to 70% in 2025 was primarily attributable to significant changes in revenue mix. The proportion of bottled whisky sales increased from 64% of total revenue in 2024 to 86% in 2025, while raw cask whisky sales, which carried a cost structure of approximately 43% of revenue from that business area in 2024, were absent during the year. Additionally, the expansion into new international markets during 2025 involved higher initial logistics and distribution costs as we established new supply chain relationships and distribution channels. These factors contributed to the higher cost ratio compared to the prior year, partially offset by the introduction of our proprietary brand packaging and distribution business with its 42% cost structure.

Despite the increase in cost of revenue as a percentage of sales, we continue to benefit from strategic supplier relationships and operational efficiencies that support our ability to meet growing customer demand across an expanded geographic footprint. Management remains focused on optimizing product mix, evaluating procurement strategies, streamlining international logistics as volumes mature, and identifying cost-saving opportunities to improve our cost structure in future periods.

Gross profit and gross margin

	For the financial years ended December 31,
	2024		2025
	GP (US$)	GP (%)	GP (US$)	GP (%)
Raw cask whisky sales	509,279	56%	—	—
Bottled whisky sales	756,024	46%	1,392,509	26%
Proprietary brand whisky packaging and distribution business	—	—	496,168	59%
	1,265,303	50%	1,888,677	30%

Our gross profit for the year ended December 31, 2025 increased to US$1,888,677, compared to US$1,265,303 for the year ended December 31, 2024, representing a 49% increase. This growth was driven by expanded sales volumes and the introduction of our proprietary brand whisky packaging and distribution business, partially offset by a shift in gross margin from 50% for the year ended December 31, 2024 to 30% for the year ended December 31, 2025.

The revenue mix shifted significantly year-over-year, with international sales representing 68% of total revenue for the year ended December 31, 2025 compared to 3% for the year ended December 31, 2024, while domestic sales accounted for 32% for the year ended December 31, 2025 versus 97% for the year ended December 31, 2024. This shift reflected our successful geographic expansion into new international markets, particularly Hong Kong and Japan, which contributed substantially to revenue growth but initially carried different margin profiles as new distribution channels were established.

For our bottled whisky sales, gross profit increased to US$1,392,509 for the year ended December 31, 2025, compared to US$756,024 for the year ended December 31, 2024, representing an 86% increase. Gross margin for this business area was 26% for the year ended December 31, 2025, compared to 46% for the year ended December 31, 2024. The margin compression reflected shifts in product mix toward different bottled whisky varieties, increased procurement costs in certain supply categories, and the expansion of sales volumes across international markets, which initially carried higher per-unit logistics costs as new distribution channels were established. Despite the margin decline, the bottled whisky sales achieved significant absolute gross profit growth driven by higher sales volumes.

There was no gross profit attributable to raw cask whisky sales for the year ended December 31, 2025, compared to US$509,279 for the year ended December 31, 2024, which represented a gross margin of 56%. The absence of raw cask sales during the year was primarily attributable to the absence of suitable commercial opportunities during the period, rather than a formal discontinuation of this business area. The Company intends to continue evaluating potential opportunities relating to raw casks and may pursue such opportunities if and when they arise and are considered commercially viable.

For our proprietary brand whisky packaging and distribution business, which was introduced during 2025, gross profit amounted to US$496,168 for the year ended December 31, 2025, representing a gross margin of 58%. This strong performance reflected the higher-margin nature of our value-added services, including brand-authorized bottling, packaging, and sales, which leverage our operational expertise and established relationships within the industry.

The gross margin compression at the consolidated level from 50% in 2024 to 30% in 2025 was primarily attributable to significant changes in revenue mix. The proportion of bottled whisky sales increased from 64% of total revenue in 2024 to 86% in 2025, while raw cask whisky sales, which carried a gross margin of 56% in 2024, were absent during the year. Additionally, the expansion into new international markets during 2025 involved higher initial logistics and distribution costs as we established new supply chain relationships and distribution channels. These factors contributed to the lower consolidated gross margin compared to the year ended December 31, 2024, partially offset by the introduction of our proprietary brand packaging and distribution business with its strong 58% gross margin.

Despite the decline in consolidated gross margin, we achieved significant absolute gross profit growth of 49%, demonstrating our ability to scale operations and generate increased profitability. The introduction of our proprietary brand packaging and distribution business, with its 58% gross margin, represents a strategic move toward higher-margin value-added services that we expect will contribute increasingly to our profitability as this business line grows.

Through a combination of geographic expansion, strategic product mix adjustments, and the introduction of new business lines, we continue to demonstrate our commitment to operational excellence and long-term profitability. Management remains focused on optimizing product mix, streamlining international logistics as volumes mature, and growing our higher-margin proprietary brand services to improve gross margin performance in future periods.

General and administrative expenses

	For the years ended December 31,
	2024	2025
	US$	US$
General and administrative expenses
– Professional fees	85,687	357,329
– Staff costs	40,367	204,190
– Trademark	30,365	—
– Lease expenses	15,268	104,249
– Insurance	7,296	78,473
– Others	26,358	215,348
	205,341	959,589

For the year ended December 31, 2025, general and administrative expenses increased to US$959,589, representing a 367% increase from US$205,341 for the year ended December 31, 2024. As a percentage of revenue, these expenses rose from 8% for the year ended December 31, 2024 to 15% for the year ended December 31, 2025, reflecting continued strategic investments in organizational infrastructure, public company readiness, and expanded operations to support our geographic expansion and new business initiatives.

The significant increase was primarily attributable to higher professional fees, which rose to US$357,329 for the year ended December 31, 2025 compared to US$85,687 for the year ended December 31, 2024. These costs were associated with ongoing IPO preparation, including comprehensive audit, legal, and advisory services, as well as professional fees related to the evaluation of new business opportunities.

Staff costs increased substantially to US$204,190 for the year ended December 31, 2025, compared to US$40,367 for the prior year, reflecting key leadership hires and expanded administrative personnel to support our growing business operations, increased international activities, and enhanced corporate governance framework.

Lease expenses rose to US$104,249 for the year ended December 31, 2025, compared to US$15,268 for the prior year, primarily due to expanded office and operational facilities to accommodate our growing team and business activities. Insurance expenses increased to US$78,473 for the year ended December 31, 2025, compared to US$7,296 for the prior year, reflecting enhanced coverage associated with our expanded operations and public company preparedness.

Insurance expenses increased to US$78,473 for the year ended December 31, 2025, compared to US$7,296 for the prior year, primarily reflecting enhanced group medical and other staff-related insurance coverage following the expansion of our workforce and implementation of more comprehensive employee benefit programs.

Other expenses increased from US$26,358 in 2024 to US$215,348 in 2025. This increase was primarily driven by (i) higher marketing and promotion costs to support the launch of the Company’s proprietary brand and expansion into new international markets; (ii) increased entertainment and travel expenses for business development activities, including meetings with potential distributors, partners, and customers across target regions; and (iii) other administrative costs associated with the Company’s expanded operations and public company infrastructure.

While these expenditures temporarily increased our operating cost ratio, they were essential to establish the financial and operational foundation required to support our long-term growth objectives, including our geographic expansion into new international markets, the introduction of our proprietary brand whisky packaging and distribution business, and the evaluation of potential strategic diversification opportunities. The higher costs reflect our transition to a more scalable organizational structure capable of supporting our expanding operations, increased market presence, and future growth initiatives.

Sales and distribution expenses

Sales and distribution expenses increased to US$145,059 for the year ended December 31, 2025, compared to US$45,378 for the year ended December 31, 2024, representing a 220% increase. The majority of sales and distribution expenses consist of salaries for sales personnel and warehouse staff, reflecting our commitment to maintaining a skilled workforce to support business operations and customer relationships. The increase was primarily driven by expanded headcount to support our geographic expansion into new international markets, including Hong Kong and Japan, as well as higher distribution-related costs associated with increased sales volumes and new logistics channels.

As a percentage of total revenue, sales and distribution expenses accounted for approximately 2% for the year ended December 31, 2025, consistent with 2% for the year ended December 31, 2024. This stable percentage, despite significant revenue growth of 145%, reflects our continued strategic approach to sales and marketing, which emphasizes targeted efforts and efficient utilization of resources while supporting expanded trade volume and revenue growth across a broader geographic footprint.

Our sales strategy has been focused on cultivating long-term relationships with key corporate customers and industry partners, leveraging our brand reputation and quality products. We have continued to invest in building a skilled sales team with deep industry knowledge and strong relationships within our target markets, both in Taiwan and internationally. The increase in absolute expenses for the year ended December 31, 2025 corresponds with expanded business activities, new market entry costs, and the associated personnel required to support our operational growth and customer service commitments.

As our international operations mature and sales volumes in newer markets stabilize, we expect sales and distribution expenses to grow at a more moderate pace, further improving operating leverage over time.

Income from Operations

Income from operations was US$784,029 for the year ended December 31, 2025, compared to US$1,014,584 for the year ended December 31, 2024, representing a 23% decrease. This decline in operating income, despite significant revenue growth of 145%, reflects the impact of changes in revenue mix, increased cost of revenue as a percentage of sales, and higher operating expenses associated with our geographic expansion, strategic initiatives, and continued investments in organizational infrastructure.

Our revenue for the year ended December 31, 2025 reached US$6,206,178, representing a significant increase of 145% compared to the year ended December 31, 2024. However, our gross profit margin decreased from 50% for the year ended December 31, 2024 to 30% for the year ended December 31, 2025, primarily attributable to shifts in revenue mix toward bottled whisky sales, the temporary absence of higher-margin raw cask whisky sales, and higher initial logistics costs associated with entering new international markets.

Additionally, operating expenses increased substantially during the year. General and administrative expenses rose to US$959,589 for the year ended December 31, 2025, compared to US$205,341 for the year ended December 31, 2024, reflecting increased professional fees associated with IPO preparation, staff costs for key leadership hires, and expenses related to the evaluation of new business opportunities. Sales and distribution expenses increased to US$145,059 for the year ended December 31, 2025, compared to US$45,378 for the prior year, driven by expanded headcount and distribution costs to support our geographic expansion into new international markets.

The combination of lower gross margin and increased operating expenses contributed to the decrease in income from operations for the year ended December 31, 2025, despite robust revenue growth. While operating income declined in absolute terms, we remain focused on optimizing our product mix, streamlining international logistics as volumes mature, and growing our higher-margin proprietary brand packaging and distribution business to improve operating performance in future periods. The investments made during 2025 in organizational infrastructure, geographic expansion, and strategic initiatives position us for long-term growth and operational leverage as these initiatives mature.

Income tax expenses

Our income tax expense for the years ended December 31, 2025 and 2024 were US$180,697 and US$238,935, respectively. The decrease in income tax expense for the year ended December 31, 2025 was primarily attributable to changes in the composition of taxable income, including the impact of non-deductible expenses and other tax adjustments.

As a company operating in Taiwan, our income tax obligations are governed by the local tax authorities and regulations. We are subject to income tax only in Taiwan, where our business operations are based.

Net Income

We reported net income of US$609,382 for the year ended December 31, 2025, compared to US$779,278 for the year ended December 31, 2024, representing a 22% decrease.

The decline in net income, despite revenue growth of 145% to US$6,206,178, was primarily attributable to changes in revenue mix that resulted in lower gross margin, which decreased from 50% in 2024 to 30% in 2025, coupled with significant increases in operating expenses. General and administrative expenses rose to US$959,589 for the year ended December 31, 2025, compared to US$205,341 for the prior year, reflecting increased professional fees associated with IPO preparation, staff costs for key leadership hires, and expenses related to the evaluation of new business opportunities. Sales and distribution expenses also increased to US$145,059 for the year ended December 31, 2025, compared to US$45,378 for the prior year, driven by expanded headcount and distribution costs to support our geographic expansion into new international markets.

These factors were partially offset by a decrease in income tax expense, which amounted to US$180,697 for the year ended December 31, 2025, compared to US$238,935 for the year ended December 31, 2024.

While net income declined in absolute terms during 2025, the investments made during the year in organizational infrastructure, geographic expansion, and strategic initiatives position us for long-term growth and improved profitability as these initiatives mature and as we continue to optimize our product mix and cost structure.

cash flows

Our cash flow is primarily derived from our operating, investing, and financing activities.

For the year ended December 31, 2025, net cash used in operating activities was US$7,498,413, compared to US$236,837 for the year ended December 31, 2024. The significant increase in cash outflows from operations was primarily attributable to substantial growth in accounts receivables and prepayments and other receivables, reflecting expanded operational activity and advance payments made in connection with evaluation of new business opportunities and supply chain expansion. These movements were partially offset by net income of US$609,382 and non-cash adjustments including depreciation and amortisation.

For the year ended December 31, 2024, net cash used in operating activities was US$236,837. This negative operating cash flow was primarily attributable to the nature of our whisky trading business, which requires us to maintain significant inventory levels to meet customer demand and support aging process of our whisky products. These cash outflows reflect our continued investment in the business as we pursue long-term growth and success.

There were no investing cash flows for the years ended December 31, 2025 and 2024.

For the year ended December 31, 2025, net cash provided by financing activities was US$23,325,813, a significant increase from US$191,786 provided for the year ended December 31, 2024. This substantial inflow was driven by proceeds from new borrowings of US$12,470,000 and proceeds from the issuance of shares totaling US$8,259,816. The share issuance proceeds included an initial capital contribution US$1,000 from Controlling Shareholders, a subsequent issuance on May 28, 2025, amounting to US$1,085,760, and US$7,173,056 generated from the initial public offering (IPO).. These inflows were partially offset by repayments to related parties and finance lease obligations.

For the year ended December 31, 2024, net cash provided by financing activities was US$191,786, primarily resulting from proceeds received from a related party to support our working capital needs and ongoing operations.

It is important to note that our cash flows from financing activities were impacted by offering costs incurred in connection with IPOs. For the year ended December 31, 2025, we incurred deferred IPO costs of US$760,361. For the year ended December 31, 2024, we incurred offering costs of US$150,151 related to IPOs. These offering costs reduced the net cash inflows from financing activities during each respective period.

We have established robust liquidity management processes, including cash flow forecasting, working capital optimization, and proactive inventory management strategies. These measures ensure that we maintain sufficient liquidity to meet our obligations as they come due. We are currently evaluating our business strategy, including potential adjustments to our product mix, pricing strategies, and market focus, to enhance profitability and accessing strategic diversification opportunities.

Please refer to the statements of cash flows in our audited financial statements for further details on our cash flow movements during the reporting periods.

	2024	2025
	US$	US$
Cash flows provided by (used in):
– Operating activities	(236,837)	(7,498,413)
– Investing activity	—	—
– Financing activities	191,786	23,325,813
Net (decrease) increase in cash	(45,051)	15,827,400

liquidity and capital resources

As of December 31, 2025, the Company’s cash and cash equivalents totaled US$15,824,906, a substantial increase from US$54,752 at the end of 2024. This growth reflects the impact of significant financing activities during the year, which have substantially strengthened the Company’s liquidity position and provided financial flexibility to support strategic initiatives and operational expansion.

Working capital improved considerably to US$9,678,590 as of December 31, 2025, compared to US$1,745,572 at December 31, 2024, driven primarily by increased cash reserves and current assets.

For the year ended December 31, 2025, net cash used in operating activities was US$7,498,413, a significant change from net cash used of US$236,837 in the prior year. The outflow was primarily attributable to increases in accounts receivable and prepayments and other receivables, reflecting higher operational activity and investments in advance payments related to the Company’s evaluation of new business opportunities and supply chain expansion. These movements were partially offset by net income of US$609,382 and non-cash adjustments including depreciation and amortization.

Net cash provided by financing activities for the year ended December 31, 2025 totaled US$23,325,813, compared to US$191,786 used in financing activities during 2024. This increase was driven by proceeds from new borrowings of US$12,470,000 and the issuance of shares totaling US$8,259,816. The share issuance proceeds included an initial capital contribution US$1,000 from Controlling Shareholders, a subsequent issuance on May 28, 2025, amounting to US$1,085,760, and US$7,173,056 generated from the initial public offering (IPO). These inflows were partially offset by repayments to related parties and finance lease obligations.

Subsequent Financing Activities and Future Capital Requirements

Subsequent to the fiscal year ended December 31, 2025, the Company’s debt profile and liquidity were significantly impacted by several transactions. On April 17, 2026, the Company entered into a Deed of Assignment and Set-Off with a third-party borrower and three lenders (who are former shareholders). Pursuant to this deed, the Company assigned a US$12,000,000 loan receivable to these three lenders to settle an equivalent amount of the Company’s outstanding borrowings. As this transaction involved the exchange of a financial asset for the extinguishment of debt, it constituted a non-cash financing activity and did not result in any cash inflow or outflow.

On March 27, 2026, the Company completed a Private Investment in Public Equity (“PIPE”) financing, issuing 2,910,000 Class A ordinary shares at US$5.00 per share for total gross proceeds of US$14,550,000. These funds are earmarked for AI data center development in the U.S., Japan, and Southeast Asia. Furthermore, during April 2026, the Company enhanced its working capital through two new short-term loan facilities with independent third parties. These included an interest-free loan of US$3,500,000 entered into on April 1, 2026, and a US$6,500,000 loan bearing 3% interest per annum entered into on April 22, 2026. The proceeds from these facilities are intended for general corporate purposes. Collectively, these transactions have resulted in a significant increase in available cash for operations since the end of the 2025 fiscal year.

In addition to the aforementioned financing activities, the Company has entered into several agreements that represent significant future capital requirements. These include power purchase agreements and non-binding letters of intent ("LOIs") regarding the leasing of NVIDIA B300 high-performance servers and the acquisition of land in Indonesia for data center construction. While the LOIs are non-binding, these initiatives, if completed, may result in significant future cash outflows.

The Company believes its current cash position, together with cash flows from operations and available financing sources, will be sufficient to meet its working capital requirements and fund planned strategic initiatives for the foreseeable future. However, the Company continues to evaluate potential diversification into new business areas, including the previously announced AI infrastructure opportunities, which may require additional external funding.

commitments and contingencies

As of the date of this Annual Report, we have entered into long-term operating leases for office premises, warehouses and carpark, as well as a finance lease for a motor vehicle in Taiwan. We have also entered into long-term operating leases for office premises in Hong Kong. These lease commitments are a regular part of our business operations and are necessary to secure the required facilities for our operations.

In the ordinary course of business, we may be subject to legal proceedings regarding contractual relationships and a variety of liabilities. When a loss is assessed to be probable, and the amount of the loss is reasonably estimable, appropriate provisions are made in accordance with applicable accounting standards. As of December 31, 2024 and December 31, 2025 and through the date of this Annual Report, we are not aware of any pending or threatened claims and litigation that could have a material impact on our financial position or results of operations.

For the financial year ended December 31, 2024, we entered into an agreement with a related party regarding the right to use a trademark on our whisky products. The total commitment under this agreement amounted to JPY7,500,000 (approximately US$48,000). As of December 31, 2024, approximately US$5,120 remained outstanding under this commitment. The outstanding amount was settled in February 2025 and the full amount was capitalised as an intangible asset upon the effectiveness of the trademark agreement in March 2025.

The Company actively monitors and manages our commitments and contingencies to mitigate potential risks and liabilities. We maintain appropriate accounting policies and procedures to ensure that all significant commitments and contingencies are properly recognized, measured, and disclosed in our consolidated financial statements and related disclosures.

seasonality

While our whisky products enjoy consistent demand from a dedicated customer base of collectors, connoisseurs, and enthusiasts, we recognize that the broader whisky market experiences seasonal fluctuations. Historically, the industry sees heightened demand during the holiday season, particularly in November and December, driven by increased social gatherings, gift-giving, and celebratory consumption. Additionally, the summer months, typically June through August, may also see elevated sales due to outdoor events and social occasions where whisky is a popular choice.

Although we benefit from a stable core demand for premium whisky, these seasonal trends can influence our quarterly sales and operating results. As a result, our financial performance may vary from quarter to quarter, and the results of any single period may not be indicative of full-year performance. Should sales during these key seasonal periods fall below historical trends, our annual revenues and earnings could be adversely affected.

To mitigate the impact of seasonality, we employ strategic inventory management, marketing initiatives, and distribution planning to align with peak demand periods while maintaining sufficient supply to serve our year-round customer base. Nevertheless, fluctuations in consumer behavior, macroeconomic conditions, or other external factors could amplify or disrupt these seasonal patterns, potentially affecting our financial results.

tREND INFORMATION

Other than as described elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

inflation

Our business operations and financial results can be influenced by inflationary pressures, which can impact various aspects of our cost structure and profitability. Inflation can lead to higher prices for raw materials, energy, transportation, and labor, potentially increasing our overall operating costs.

For the years ended December 31, 2024 and 2025, Taiwan experienced inflation rates of 2.2% and 1.7%, respectively, as measured by the Consumer Price Index (CPI). These inflationary pressures manifested in the form of higher prices for raw materials, energy, transportation, and labor, potentially increasing our overall operating costs. We experienced inflationary pressures on certain key input costs, including procurement costs of our whisky products and labor costs. These inflationary pressures resulted in an increase in our overall cost of goods sold and operating expenses.

We continuously review our operational processes and supply chain to identify opportunities for cost savings and efficiency improvements, helping offset the impact of rising input costs.

While inflationary pressures can have an adverse impact on our profitability, we remain committed to implementing proactive measures to manage these challenges effectively.

Market risks

Currency risk

As a company engaged in international trade, our operations are exposed to fluctuations in exchange rates. With customers and suppliers located in various countries, our revenue and expenses are denominated in multiple currencies. Fluctuations in exchange rates can have a direct impact on our reported financial results, cash flows, and overall profitability.

In addition to the transactional currency risks arising from our international trade operations, we are also exposed to translation risks due to the differences between our reporting currency, i.e. the U.S. dollar (USD), functional currency, i.e. New Taiwan dollar (NTD), and the currencies in which our transactions are denominated. While our functional currency is the NTD, which is the currency of the primary economic environment in which we operate, our consolidated financial statements are presented in USD for reporting purposes. Fluctuations in the exchange rate between the NTD and the USD can impact the translation of our financial results, leading to potential gains or losses on translation. These translation effects can influence our reported financial performance and position, even in the absence of any underlying changes in our operating results or cash flows denominated in NTD.

While we continue to monitor and evaluate our exposure to foreign currency risk, as of the date of this Annual Report, we have not implemented any formal hedging policy or entered into any derivative instruments to mitigate such risk. We may consider adopting appropriate risk management strategies in the future as our business operations and exposure to foreign exchange fluctuations evolve.

Concentration and credit risks

Financial instruments that potentially expose us to concentration of credit risk consist primarily of account receivables. We conduct credit evaluations of our customers and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. We conduct periodic reviews of financial conditions and payment practices of our customers to minimize collection risk on account receivables.

Concentration of customers

We have the following customers accounted for 10% or more of sales for the financial years ended December 31, 2024 and 2025:

	For the financial years ended December 31,
	2024			2025
	US$		%	US$		%
Customer A	—	*	— *	2,480,000		39.96%
Customer B	1,051,073		41.42%	—	#	—	#
Customer C	448,780		17.68%	—	#	—	#

*	Less than 10% of the sales for the year ended December 31, 2024.
#	Less than 10% of the sales for the year ended December 31, 2025.

We have the following customers accounted for 10% or more of account receivables as of December 31, 2024 and 2025:

	As of December 31,
	2024			2025
	US$		%	US$		%
Customer A	—	*	— *	2,180,000		54.65%
Customer B	—	*	— *	439,243		11.01%
Customer C	250,587		34.92%	—	#	—	#
Customer D	105,786		14.74%	—	#	—	#
Customer E	104,107		14.51%	—	#	—	#
Customer F	73,272		10.21%	—	#	—	#

*	Less than 10% of the account receivables as of December 31, 2024.
#	Less than 10% of the account receivables as of December 31, 2025.

Concentration of suppliers

We have the following suppliers accounted for 10% or more of purchases for the financial years ended December 31, 2024 and 2025:

	For the financial years ended December 31,
	2024			2025
	US$		%	US$		%
Supplier A	—	*	— *	2,250,000		53.48%
Supplier B	191,489		11.10%	1,049,907		24.95%
Supplier C	780,339		45.23%	—	#	—	#
Supplier D	262,826		15.23%	—	#	—	#

*	Less than 10% of the purchases for the year ended December 31, 2024.
#	Less than 10% of the purchases for the year ended December 31, 2025.

We have the following suppliers accounted for 10% or more of account payables as of December 31, 2024 and 2025:

	As of December 31,
	2024			2025
	US$		%	US$		%
Supplier A	191,200		57.22%	—	#	—	#
Supplier B	—	*	—	79,276		68.31%
Supplier C	—	*	—	36,780		31.69%
Supplier D	142,905		42.77%	—	#	—	#

*	Less than 10% of the account payables as of December 31, 2024.
#	Less than 10% of the account payables as of December 31, 2025.

Interest rate risk

As part of our financing strategy, we have obtained borrowings from a local bank in Taiwan. These borrowings are subject to fluctuations in interest rates, which can directly impact our financial expenses and profitability. An increase in interest rates can lead to higher borrowing costs, while a decrease in interest rates can result in lower financing costs.

As of the date of this Annual Report, we have not implemented any formal hedging policy or entered into any derivative instruments to mitigate our interest rate risk.

Other market risks

In addition to currency and interest rate risks, our business operations may be exposed to other market risks, such as commodity price fluctuations, changes in customer demand, or shifts in market conditions. We continuously monitor these risks and implement appropriate risk management strategies to mitigate their potential impact on our financial performance and operations.

critical accounting policies and estimates

Management uses estimates and assumptions in preparing these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

While all significant accounting policies are more fully described in Note 2 (Summary of significant accounting policies) in our audited consolidated financial statements, we believe that the following accounting estimates are critical to our business operations and understanding of our financial results.

Expected credit losses on account receivables

The determination of the appropriate level of expected credit loss on accounts receivables is a critical accounting estimate that requires significant judgment and consideration of various factors.

We recognize an allowance for expected credit losses on our accounts receivables based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. We use the simplified approach permitted by the accounting standards, which requires lifetime expected credit losses to be recognized from the initial recognition of the receivables.

In estimating the expected credit loss, we consider several factors, including the aging of the accounts receivables, the credit quality and payment history of our customers, current and forecasted economic conditions, and any specific customer or industry-related risks. We also evaluate the need for specific reserves against individual exposures based on the customer’s creditworthiness, past collection history, and other relevant information.

The assessment of expected credit losses involves significant judgments and estimates, and actual results may differ from our estimates. We regularly review and update our assumptions and methodologies used in calculating the expected credit loss allowance to ensure they appropriately reflect changes in circumstances and economic conditions.

Given the inherent uncertainties and judgments involved in estimating expected credit losses, a change in our assumptions or estimates could result in a material adjustment to the allowance for credit losses and consequently impact our financial results.

As of December 31, 2024 and 2025, there was no expected credit loss on account receivables.

Inventory Provision

The determination of the appropriate level of inventory provision is a critical accounting estimate that requires significant judgment and consideration of various factors.

Our inventory consists primarily of aged whisky products, which are subject to potential obsolescence, deterioration, or other factors that may affect their net realizable value. We regularly review our inventory levels, aging, and turnover to identify slow-moving or obsolete items.

In estimating the inventory provision, we consider several factors, including:

●	Aging and maturation of the whisky products: As whisky ages, it may become more valuable, but it is also susceptible to evaporation and other factors that could affect its quality and salability.

●	Market demand and pricing trends: We assess the current and forecasted market demand for our whisky products, as well as pricing trends, to determine if any adjustments to the net realizable value are necessary.

●	Physical condition and quality: We evaluate the physical condition and quality of our inventory, taking into account any issues related to storage conditions, packaging, or other factors that may impact the salability of the products.

●	Historical and forecasted inventory turnover: We analyze historical inventory turnover rates and forecasted sales patterns to identify slow-moving or potentially obsolete inventory items.

The assessment of inventory provisions involves significant judgments and estimates, and actual results may differ from our estimates. We regularly review and update our assumptions and methodologies used in calculating the inventory provision to ensure they appropriately reflect changes in circumstances and market conditions.

Changes in our estimates and assumptions related to inventory provisions could have a material impact on our financial results. An increase in the inventory provision would decrease the carrying value of our inventory and result in a corresponding increase in cost of sales and a decrease in gross profit.

off-balance sheet arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2024 and 2025, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Accounting standards and REcently accounting pronouncements

See Note 3 (Recent Accounting Pronouncements) in our audited consolidated financial statements for a discussion of recent accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report.

Name	Age	Position(s)
Li Qiang	57	Chairman of the Board of Directors and Executive Director
Tsai Yi-Yang	35	Executive Director and Chief Executive Officer
Liu Shihao	31	Executive Director and Chief Financial Officer
John Robert Fiore	63	Independent Director
Lee Su-Jung	53	Independent Director
Tian Yiding	31	Independent Director
Li Cheuk Hang	36	Independent Director

The following is a brief biography of our executive officer, directors, and director nominees:

Mr. Li Qiang was appointed as Chairman of the Board and an Executive Director on December 11, 2025. He has over 20 years of experience in the data center and technology infrastructure industry. He led Trunbow Asia-Pacific Technology Co., Ltd. to a NASDAQ listing in 2011. Mr. Li previously served as Chairman of Global Switch Holdings Limited from 2016 to 2020, where he oversaw one of Europe’s largest neutral third-party data center platforms, managing 10 hyperscale facilities across major global hubs including London, Paris, Frankfurt, Singapore and Sydney. He is currently Head of Data Center at Ricloud AI Inc., where he has driven strategic partnerships, including the company’s NVIDIA cloud partnership, to strengthen advanced data center infrastructure capabilities.

Mr. Tsai Yi Yang is our founder and has been serving as our Executive Director and Chief Executive Officer since March 2025. Mr. Tsai brings over 10 years of experience in the alcoholic beverage distribution sector in Taiwan, and is responsible for the overall business management of our Company. Mr. Tsai graduated from National Dong Hwa University in Taiwan, where he majored in Financial Accounting. Since 2020, he has been the general manager of Agencia Comercial Co., Ltd where he leverages his expertise to drive growth and explore business opportunities. From January 2024, he held the position of representative director at 芳華株式會社. Since 2019, he served as the representative of Xiamen Celtic Culture Communication focusing on distribution and marketing of alcoholic beverages. From 2017 to 2019, he held the position of managing director at Relaxandrinks Limited, where he was instrumental in implementing strategic initiatives. He was reappointed to the same position at Relaxandrinks Limited in 2020 and served until October 23, 2025. From 2014, Mr. Tsai worked as a sales representative at Ping Shiang Business Corporation. In 2017, he was promoted to the office of business manager, where he developed his skills in operational management and business strategy. In 2021, he became a shareholder of Ping Shiang Business Corporation.

Mr. Liu Shihao was appointed as an Executive Director and Chief Financial Officer effective from March 1, 2026. He has extensive experience in financial leadership and executive management across multiple industries. Prior to his appointment as Executive Director and Chief Financial Officer of the Company, he served as Executive Director at Cornerstone Financial Holdings Limited, a company listed on The Stock Exchange of Hong Kong, from September 2023. Previously, he served as Chief Financial Officer at Hong Kong Mars Culture Media Limited from July 2023 to July 2025, Executive Director at Windmill Group Limited, a company listed on The Stock Exchange of Hong Kong, from November 2021 to July 2023, and Executive Director at DeTai New Energy Group Limited, a company listed on The Stock Exchange of Hong Kong, from August 2021 to March 2022. Mr. Liu obtained his bachelor’s degree in mechatronic engineering from Chongqing University in the People’s Republic of China, and his Master’s degree in Finance from City University of Hong Kong.

Mr. John Robert Fiore serves as an Independent Director. Since 2005, he serves as a president of Fiore & Company, an international law firm specializing in plaintiff’s civil litigation, federal and state whistleblower claims, and international human rights claims. John graduated from Pennsylvania State University with a degree in political science and possess a juris doctor degree awarded by University of Pennsylvania. He also served as an attorney at Kessler, Massey & Levy in Miami from 1995 to 2004, and at Horm, Kaplan & Goldberg in Philadelphia from 1991 to 1994. Since 2015, John has expanded his reach beyond his career as an attorney to become an author, audiobook producer, and narrator. Currently, John is licensed to legal practice in New York and Florida.

Ms. Lee Su-Jung serves as an Independent Director. Ms. Lee has held key positions in the spirits industry. She serves as Board Director at both Taiwan Taitung Chishang Distillery since November 2022 and Julee International Co. Ltd. since June 2021. Ms. Lee also serves as CEO at PICT International Co. Ltd. since August 2017. In 2013, Ms. Lee served at Conttingham Group Ltd. As representative vice president, and in the same year, she achieved a significant milestone by becoming the first female Keeper of the Quaich in Greater China. Since September 2007, she has been actively involved as an International Spirit Judge in prestigious competitions worldwide, including the International Wine and Spirit Competition in London, the Internationaler Spirituosen Wettbewerb in Germany, the San Francisco World Spirit Competition, the Las Vegas Global Spirit Awards and American Distilling Institute in the US.

Mr. Tian Yiding was appointed as an independent non-executive director effective from December 11, 2025. He has over 10 years of experience in corporate investment and international business development. He served as a director of Hezhan Group from January 2014 to January 2019, where he was involved in the group’s external investment projects, including participation in the management and upgrade of the Qingzhou Yellow Huaxi District Scenic Spot in Shandong. He later founded and led Beijing Yidingshan Technology Co., Ltd. as general manager from September 2019 to June 2022. Since August 2022, Mr. Tian has served as Chairman of Yiding International Limited in Hong Kong, overseeing strategic planning and building an efficient operating model while partnering with state-owned enterprises to integrate resources and expand overseas markets. Since March 2023, he has also served as Chairman of Yiding Autos FZCO in Dubai, focusing on international market expansion and cross-border partnerships.

Mr. Li Cheuk Hang was appointed as an independent non-executive director effective from March 5, 2026. He is a member of the Hong Kong Institute of Certified Public Accountants and holds a Bachelor of Business Administration (Honours) in Accountancy from City University of Hong Kong. Mr. Li has substantial experience in accounting, auditing, financial management and corporate compliance. Since August 2017, Mr. Li has served as Financial Controller of HKUE Limited, where he has overseen a broad range of finance and corporate functions, including financial reporting, budgeting, treasury management, internal control systems, regulatory compliance and strategic corporate matters. In this role, he has developed substantial experience in financial oversight, operational discipline and corporate governance, which are particularly relevant to growth-oriented businesses. Prior to that, Mr. Li served as Financial Controller of Tophit Limited from January 2016 to July 2017. From 2011 to 2016, Mr. Li worked at Ernst & Young and BDO Limited between 2011 and 2016, gaining extensive audit and assurance experience across listed companies, private enterprises and multinational corporations in various sectors. He has also contributed to listing-related assignments and has developed notable familiarity with financial reporting standards and regulatory compliance matters, including exposure to U.S. GAAP and U.S. regulatory requirements.

Mr. Wong Man Ue, Nick, has served as our chief financial officer from March 2025 to February 2026, bringing over 16 years of extensive experience in accounting and auditing, and was appointed as our director with effective upon effectiveness of the registration statement on Form F-1. Nick graduated from Southern Cross University in Australia, majoring in accounting. Prior to joining our company, he was a co-founder and managing partner of a public accounting firm, where he provided corporate advisory services. He has also served as the Chief Financial Officer of Boill Healthcare Holdings Limited (HKEX stock code: 1246). Nick is a member of CPA Australia (CPAA) and the Hong Kong Institute of Certified Public Accountants (HKICPA). His professional background and qualifications make him an invaluable asset to our team, ensuring robust financial management and strategic leadership. Mr. Wong Man Ue, Nick resigned his then role as director and chief financial officer from the Company on February 28, 2026.

Mr. Patrick Man Shun Wong had served as an independent director of our Company. He is a co-founder of WWC Professional Corporation Limited CPA and brings over 10 years of public accounting experience to his role. Patrick graduated from the University of California at San Diego with a degree in Economics. Prior to co-founding the firm, he spent several years working in Silicon Valley at companies including NetSuite and Cable & Wireless, gaining extensive experience in the high tech industry. During his tenure with the firm, Patrick has served clients across a diverse range of industries and sectors, including financial services, construction, governmental agencies, and non-profit organizations. He specializes in audit services, particularly for Chinese enterprises seeking to be listed in the U.S. stock market through Initial Public Offerings (IPOs) or Reverse Takeovers (RTOs). Patrick assists many Chinese enterprises in resolving complex accounting issues raised by the SEC to secure stock registration. He holds the license of Certified Public Accountant from the United States and is a member of the American Institute of Certified Public Accountants (AICPA) and the Hong Kong Institute of Certified Public Accountants (HKICPA). Mr. Patrick Man Shun Wong resigned his then role as independent director from the Company on March 5, 2026.

Family Relationships

None of the directors, director appointees, or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Employment Agreements and Indemnification Agreements

Agencia Cayman has entered into employment agreements with each of its executive officers. As of the date of this Annual Report, our executive leadership comprises Mr. Tsai Yi Yang, who serves as Chief Executive Officer, and Mr. Liu Shihao, who serves as Chief Financial Officer. These agreements stipulate that employment shall continue unless terminated in accordance with their terms. Agencia Cayman retains the right to terminate an executive officer’s employment for cause at any time without prior notice or remuneration in instances of willful disobedience of a lawful and reasonable order, misconduct inconsistent with the faithful discharge of duties, fraudulent or dishonest acts, habitual neglect of responsibilities, or any other grounds that would justify termination without notice under applicable common law. Additionally, the Company may terminate employment without cause by providing advance written notice or payment in lieu thereof, in which case severance payments will be made as required by the laws of the executive officer’s jurisdiction. Conversely, executive officers may resign at any time by providing advance written notice.

Pursuant to their employment agreements, executive officers are obligated to maintain strict confidentiality regarding the Company’s trade secrets, intellectual property, and other proprietary information both during their employment and for a period of two years following termination. They are expressly prohibited from using such information for personal benefit or disclosing it to third parties, except as necessary to fulfill their professional duties, with the Company’s authorization, or as required by law. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for six months following the last date of employment. During this time, they may not, directly or indirectly, solicit or attempt to divert any customer, supplier, or business contact of the Company with whom they engaged in the twelve months preceding termination. The same restriction applies to any managerial, executive, or sales personnel employed by the Company during that period, particularly those with whom the executive officer had material dealings or direct supervisory responsibilities.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director or officer.

Compensation of Directors and Executive Officers

In fiscal year ended December 31, 2025, we paid an aggregate of US$12,000 in cash to our executive officers, and US$60,895 in cash to our non-executive directors. In fiscal year ended December 31, 2024,we did not pay any compensation to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

6.C. Board Practices

Board of Directors

Our board of directors consists of seven directors, including three executive directors and four independent directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. A director may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A general notice given to the directors by any director to the effect that he is a member or officer of any specified company or firm and is to be regarded as interested in any contract or arrangement with that company or firm or a specified person who is connected with him shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, provided that no such notice shall be effective unless either it is given at a meeting of the board of directors or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

None of our directors has a service contract with us that provides for benefits upon termination of service.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. John Robert Fiore, Ms. Lee Su-Jung, Mr. Tian Yiding, and Mr. Li Cheuk Hang, and is chaired by Mr. Li Cheuk Hang. Mr. John Robert Fiore, Ms. Lee Su-Jung, Mr. Tian Yiding, and Mr. Li Cheuk Hang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Li Cheuk Hang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the consolidated financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited consolidated financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. John Robert Fiore, Ms. Lee Su-Jung, Mr. Tian Yiding, and Mr. Li Cheuk Hang, and is chaired by Ms. Lee Su-Jung. Mr. John Robert Fiore, Ms. Lee Su-Jung, Mr. Tian Yiding, and Mr. Li Cheuk Hang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for our executives other than the two most senior executives;

●	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. John Robert Fiore, Ms. Lee Su-Jung, Mr. Tian Yiding, and Mr. Li Cheuk Hang, and is chaired by Mr. John Robert Fiore. Mr. John Robert Fiore, Ms. Lee Su-Jung, Mr. Tian Yiding, and Mr. Li Cheuk Hang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regard to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our post-offering amended and restated memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering amended and restated memorandum and articles of association, our business shall be managed by our board of directors who may for that purpose exercise all the powers of our Company. The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings; (ii) declaring dividends and distributions; (iii) appointing officers and determining the term of the office of officers; and (iv) exercising the borrowing powers of our company and mortgaging the property of our company. In addition, in the event of a tie vote, the chairman of the meeting of board of directors shall not be entitled to a second or casting vote. You should refer to “Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board. A director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by ordinary resolution of the shareholders (except with regard to the removal of the chairman, who may be removed from office by special resolution, being a resolution passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders), notwithstanding anything in our post-offering amended and restated memorandum and articles of association or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; or (iv) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to applicable Nasdaq rules and disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein, provided that the nature and extend of any material interest in such contract or transaction or proposed contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Code of Business Conduct and Ethics

We adopted a written code of business conduct and ethics that applies to our directors, officers and employees. A current copy of this code was posted on the Corporate Governance section of our website, which is located at https://www.agcctw.com. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our board of directors will be making all determinations regarding executive officer compensation from the inception of the Company. When established, our compensation committee will determine regarding executive officer compensation.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

6.D. Employees

As of the date of this Annual Report, we have 23 full-time employees on our payroll, among which 4 in warehouse, 2 in finance, 4 in management, 1 in accounting, 1 in administrative, 3 in general affairs and 8 in sales:

Division	Responsibilities	Number of Employees
Warehouse	Manage inventory and warehouse operations.	4
Finance	Handle cash transactions, including receiving payments and making disbursements.	2
Management	Oversee the overall operations of a department or business, making strategic decisions and managing staff.	4
Accounting	Manage financial records, prepare reports, and ensure compliance with accounting standards.	1
Administrative	Provide administrative support, manage correspondence, and coordinate schedules.	1
General Affairs	Handle general administrative tasks, including facility management and procurement.	3
Sales	Focus on selling products or services, building customer relationships, and achieving sales targets.	8
Total		23

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6.E.  Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions— A.Principal Shareholders.” The Company’s principal shareholders do not have different voting rights than the other shareholders.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of the date of Annual Report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Ordinary Shares beneficially owned by a person and the percentage ownership of that person, we have included Ordinary Shares that the person has the right to acquire within sixty (60) days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These Ordinary Shares, however, are not included in the computation of the percentage ownership of any other person. The percentage of beneficial ownership of our Ordinary Shares is based on 22,786,500 Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares issued and outstanding as of the date of this Annual Report. Unless otherwise noted, the business address for each of our directors and executive officers is No. 23-1, Shenzun Rd., Shengang Dist., Taichung City 429014, Taiwan (R.O.C.).

	Ordinary Shares Beneficially Owned Immediately
	No. of Class A Ordinary Shares	Percentage of beneficial ownership	No. of Class B Ordinary Shares	Percentage of beneficial ownership	Voting power
Directors and Executive Officers*:
Li Qiang	-	-	-	-	-
Tsai Yi Yang	11,890,000	52.18%	11,890,000	82.00%	-
Liu Shihao	-	-	-	-	-
John Robert Fiore	-	-	-	-	-
Lee Su-Jung	-	-	-	-	-
Tian Yiding	-	-	-	-	-
Li Cheuk Hang	-	-	-	-	-
All Directors and Executive Officers as a Group
Principal Shareholders:
Ping Shiang Business Ltd(1)	14,500,000	63.63%	14,500,000	100.00%	95.06%
Tsai Yi Yang(1)	11,890,000	52.18%	11,890,000	82.00%	-
Lee Li Mei(1)	2,610,000	11.45%	2,610,000	18.00%	-
Glorious Hero Limited(2)	1,500,000	6.58%	-		0.89%
Momoe Limited(3)	1,400,000	6.14%	-		0.83%

Notes:

†	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of the date of this Annual Report.

(1)	Pursuant to the reorganization, Ping Shiang Business Ltd, a limited liability company incorporated under the laws of the British Virgin Islands, is the record holder of the shares reported herein. Ping Shiang Business Ltd is owned as to 82% by Mr. Tsai Yi Yang, our Chief Executive Officer and 18% by Ms. Lee Li Mei, the mother of Mr. Tsai Yi Yang. By virtue of Mr. Tsai Yi Yang and Ms. Lee Li Mei’s control over Ping Shiang Business Ltd, each of them may be deemed to beneficially own shares held by Ping Shiang Business Ltd. The registered office of Ping Shiang Business Ltd is located at Mandar House, 3rd Floor Johnson’s Ghut, Tortola British Virgin Islands.

(2)	Glorious Hero Limited is a BVI business company incorporated under the laws of the British Virgin Islands and is owned by an independent third party.

(3)	Momoe Limited is a BVI business company incorporated under the laws of the British Virgin Islands and is owned by an independent third party.

7.B. RELATED PARTY TRANSACTIONS

We adopted an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Transactions With Related Parties

Set forth below are our related parties transactions for the years ended December 31, 2023, 2024 and 2025. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of Form 20-F. Please see “Note 13 Related Party Transactions and Balances” from page F-23 for more details.

a)	The Company had the following balances with related parties as of year-end date:

			As of December 31,
Name of related parties	Relationship	Nature	2023	2024	2025
			US$	US$	US$
Mr. Tsai Yi Yang	Beneficial owner	Amount due to a related party(1)	727,775	1,031,203	597,791
Mr. Tsai Yi Yang	Beneficial owner	Rental deposit paid(2)	1,630	1,527	2,549
Ms. Lee Li Mei	Beneficial owner	Amount due to a related party(3)	—	—	154,457
Ms. Lee Li Mei	Beneficial owner	Rental deposit paid(4)	—	2,320	3,186
Ms. Leong Kah Yee	Shareholder of the Company	Amount due to a related party(10)	—	—	4,030,000
Xiamen Celtic Culture Communication	Common UBO	Contract liabilities(5)	82,699		—
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Account receivables(6)	—	68,488	—
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Accruals and other payables	169		—
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Amount due to a related party(7)	—	—	30,513
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Deposit received	—	—	7,009
Ping Shiang Business Corporation	Common UBO	Account payables(8)	—	—	79,296
芳華株式会社	Common UBO	Prepayments and other receivables(9)	—	45,044	—
芳華株式会社	Common UBO	Trademark assets(9)	—	—	50,345

(1)	As of December 31, 2023, December 31, 2024, and December 31, 2025, the balance represented the working capital advance provided by Mr. Tsai Yi Yang. The balance was unsecured, interest-free and no fixed repayment terms.

(2)	As of December 31, 2023, December 31, 2024, and December 31, 2025, the balance represented the rental deposits paid to Mr. Tsai Yi Yang for the warehouse at No. 162-10, Shengang Rd., Shengang Dist., Taichung City, with the lease starting from January 1, 2023, and for the warehouse at No. 23-1, Shenzun Rd., Shengang Dist., Taichung City, with the lease starting from January 1, 2025.

(3)	As of December 31, 2025, the balance represented the balance represented the working capital advance provided by Ms. Lee Li Mei. The balance was unsecured, interest-free and no fixed repayment terms.

(4)	As of December 31, 2024, and December 31, 2025, the balance represented the rental deposit paid to Ms. Lee Li Mei for the warehouse at No. 65-2, Shenlin Rd., Shengang Dist., Taichung City, with the lease starting on August 1, 2024.

(5)	As of December 31, 2023, the balance represented the receipts in advance from Xiamen Celtic Culture Communication for whisky product sales. The whisky products were subsequently delivered, and the full amount was recorded as sales in 2024.

(6)	As of December 31, 2024, the balance represented the accounts receivable from Ding Yi International Co., Ltd for whisky product sales. The full amount was subsequently settled in 2025.

(7)	As of December 31, 2025, the balance represented the balance represented the working capital advance provided by Ding Yi International Co., Ltd. The balance was unsecured, interest-free and no fixed repayment terms.

(8)	As of December 31, 2025, the balance represented the accounting payable to Ping Shiang Business Corporation for inventory purchase.

(9)	As of December 31, 2024, the balance represented the prepayment paid to 芳華株式会社 for licensing the “Ninja” trademark. The total agreement amount was JPY7,500,000 (equivalent to US$55,811), of which JPY6,700,000 (equivalent to US$45,044) was prepaid. The remaining balance was settled in February 2025. Upon the effectiveness of the license agreement, the amount was capitalized as an intangible asset in 2025, reflecting the fair value of the licensing rights acquired.

(10)	As of December 31, 2025, the balance represented the amount due to a related party, Ms. Leong Kah Yee, for a loan used for general working capital purposes. The balance is unsecured, bears interest at a rate of 10% per annum, and is repayable in full within 36 months from the date of drawdown, provided that Ms. Leong retains an overriding right to demand repayment of all or any part of the outstanding indebtedness at any time at her absolute discretion.

b)	During the years presented, the Company had the following transactions with related parties:

			For the financial years ended December 31,
Name of related parties	Relationship	Nature	2023	2024	2025
			US$	US$	US$
Xiamen Celtic Culture Communication	Common UBO	Sales(1)	38,295	80,928	—
Xiamen Celtic Culture Communication	Common UBO	Repayment from a related party(2)	428,822	—	—
Ping Shiang Business Corporation	Common UBO	Purchase(3)	—	191,489	1,049,907
Ping Shiang Business Corporation	Common UBO	Repayment from a related party(4)	65,220	—	—
Auchenbowie House	Common UBO	Sales(5)	24,083	—
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Sales(6)	—	229,412	103,266
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Deposit received	—	—	7,071
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Proceeds from a related party(7)	—	—	40,390
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Repayment to a related party(8)	—	169	—
Mr. Tsai Yi Yang	Beneficial owner	Rent paid(10)	9,636	9,348	15,427
Mr. Tsai Yi Yang	Beneficial owner	Expense paid on behalf(11)	—	—	141,647
Mr. Tsai Yi Yang	Beneficial owner	Repayment to a related party(12)	127,092	—	654,967
Mr. Tsai Yi Yang	Beneficial owner	Proceeds from a related party(13)	—	373,007	30,565
Ms. Lee Li Mei	Beneficial owner	Rent paid(14)	—	5,920	15,877
Mr. Tsai Yi Ting	Immediate family member of the beneficial owner	Salary paid	—	—	30,854
Ms. Leong Kah Yee	Shareholder of the Company	Proceeds from a related party(16)	—	—	4,030,000
芳華株式会社	Common UBO	Prepayment for a trademark(15)	—	48,000	—

(1)	For the years ended December 31, 2023 and 2024, the amount represented the sales of bottled whisky products to Xiamen Celtic Culture Communication.

(2)	For the years ended December 31, 2023, the amount represented the repayment made from Xiamen Celtic Culture Communication for settling the outstanding balance due to our Group.

(3)	For the years ended December 31, 2024 and 2025, the amount represented the purchases of bottled whisky products from Ping Shiang Business Corporation.

(4)	For the year ended December 31, 2023, the amount represented the repayment made from Ping Shiang Business Corporation for settling the outstanding balance due to our Group.

(5)	For the year ended December 31, 2023, the amount represented the sales of bottled whisky products to Auchenbowie House.

(6)	For the year ended December 31, 2024 and 2025, the amount represented the sales of bottled whisky products to Ding Yi International Co., Ltd.

(7)	For the year ended December 31, 2025, the amount represented the proceeds from Ding Yi International Co., Ltd for providing additional working capital advance to our Group, which was unsecured, interest-free and no fixed repayment terms.

(8)	For the year ended December 31, 2024, the amount represented the repayment made from Ding Yi International Co., Ltd for settling the outstanding balance due to our Group.

(9)	For the period from January 1, 2025 to the date of this Annual Report, the amount represented the franchise fees income earned from Ding Yi International Co., Ltd.

(10)	For the years ended December 31, 2023, 2024 and 2025, the amount represented operating lease expenses charged by Mr. Tsai Yi Yang for warehouses at No. 162-10, Shengang Rd., Shengang Dist., Taichung City and No. 23-1, Shenzun Rd., Shengang Dist., Taichung City.

(11)	For the December 31, 2025, the amount represented the expenses paid on behalf of our Group for operations.

(12)	For the year ended December 31, 2023 and 2025, the amount represented the repayment made by our Group to Mr. Tsai Yi Yang for settling the outstanding balance due to Mr. Tsai Yi Yang.

(13)	For the year ended December 31, 2024 and 2025, the amount represented the proceeds from Mr. Tsai Yi Yang for providing additional working capital advance to our Group, which was unsecured, interest-free and no fixed repayment terms.

(14)	For the years ended December 31, 2024 and 2025, the amount represented operating lease expenses charged by Ms. Lee Li Mei for the warehouse at No. 65-2, Shenlin Rd., Shengang Dist., Taichung City.

(15)	For the years ended December 31, 2024, the amount represented the prepayment to 芳華株式会社 for licensing the “Ninja” trademark for use on whisky products, with a total agreement amount of JPY7,500,000 (equivalent to US$53,120), of which JPY6,700,000 (equivalent to US$48,000) was prepaid. Upon the effectiveness of the license agreement, the amount was capitalized as an intangible asset in 2025, reflecting the fair value of the licensing rights acquired.

(16)	For the year ended December 31, 2025, the amount represented the loan proceeds from Ms. Leong Kah Yee for general working capital purposes. The balance is unsecured, bears interest at a rate of 10% per annum, and is repayable in full within 36 months from the date of drawdown, provided that Ms. Leong retains an overriding right to terminate or demand repayment of all or any part of the outstanding indebtedness at any time at her absolute discretion upon written notice.

The above transactions were made in the normal course of business.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

Legal and Administrative Proceedings

As of the date hereof, we have not been involved in any legal or administrative litigation that may have a material adverse effect on the Company’s business, balance sheet, operating performance and cash flow.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they become due in the ordinary course of business. Subject to the laws of the Cayman Islands and our amended and restated memorandum and articles of association, holders of our Class A Ordinary Shares are entitled to receive such dividends as may be declared by our board of directors. In contrast, holders of our Class B Ordinary Shares will not be entitled to any dividends nor distributions of our Company’s assets in the event of winding up of our Company. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid dividends on our Ordinary Shares. We do not have any present plan to declare any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

We are a holding company incorporated in the Cayman Islands. We have not received and do not have any present plan to receive dividends paid by our BVI and Taiwan subsidiaries, but we have discretion as to whether such dividends are paid, subject to applicable statutory and contractual restrictions, including Taiwan regulations which may govern the ability of our Taiwan subsidiary to pay dividends to us.

8.B. Significant Changes

Except as otherwise disclosed in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “AGCC.” The Class A Ordinary Shares began trading on October 22, 2025 on the Nasdaq Capital Market. The CUSIP number for our Class A Ordinary Shares is G0206E104.

The transfer agent and registrar for Our Class A Ordinary Shares is VStock Transfer, LLC. The address for VStock Transfer, LLC is 18 Lafayette Place, Woodmere, NY11598, and its telephone number is (212) 828-8436.

9.B. Plan of distribution

Not applicable.

9.C. Markets

See “— A. Offer and Listing Details” above.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

The following description of our share capital is a summary only and not meant to be complete, but is subject to and qualified in its entirety by our Memorandum and Articles of Association, as amended from time to time, and by the provisions of the applicable law. Reference is made to our Memorandum and Articles of Association.

Our Company was incorporated in the Cayman Islands on March 7, 2025, as an exempted company with limited liability. Upon our incorporation, our Company had an authorized share capital of US$50,000 divided into 50,000 shares of a par value of US$1.00 each. On the date of incorporation, 1,000 ordinary shares were allotted and issued to Ping Shiang Business Ltd.

On May 21, 2025, as part of a reorganization in contemplation of our initial public offering, we re-designated and re-classified our authorized share capital into 25,000 Class A Ordinary Shares and 25,000 Class B Ordinary Shares, both with a par value of US$1.00 each. Concurrently, the 1,000 ordinary shares held by Ping Shiang Business Ltd were repurchased in consideration for the issuance of 500 Class A Ordinary Shares and 500 Class B Ordinary Shares. On May 27, 2025, following a series of acquisitions involving Ping Shiang Holding Ltd (BVI) and Agencia Comercial Co., Ltd (Taiwan), Ping Shiang Business Ltd became our sole shareholder.

On May 28, 2025, we allotted and issued an aggregate of 116 Class A Ordinary Shares to four independent investors for cash.

On June 24, 2025, we effected a 25,000-for-1 share subdivision, following which our authorized share capital became US$50,000 divided into 1,250,000,000 shares with a par value of US$0.00004 each, comprising 625,000,000 Class A Ordinary Shares and 625,000,000 Class B Ordinary Shares. Immediately following the subdivision and a proportionate distribution of shares to existing shareholders, we had 17,864,000 Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares issued and outstanding.

The above issuances were exempt from registration under Section 4(a)(2) of the Securities Act because they were transactions by an issuer not involving any public offering.

On October 23, 2025, we completed our initial public offering pursuant to a registration statement on Form F-1. We issued 1,750,000 Class A Ordinary Shares at a public offering price of US$4.00 per share. On October 31, 2025, the underwriters exercised their over-allotment option in full, resulting in the issuance of an additional 262,500 Class A Ordinary Shares. As of December 31, 2025, we had 19,876,500 Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares issued and outstanding.

Subsequent to the fiscal year end, on March 27, 2026, the Company completed a private investment in public equity (“PIPE”) financing with certain investors. Pursuant to a securities purchase agreement, the Company issued and sold an aggregate of 2,910,000 Class A Ordinary Shares at a purchase price of US$5.00 per share. As of the date of this Annual Report, we had 22,786,500 Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares issued and outstanding.

10.B. Our Memorandum and Articles

The following are summaries of certain material provisions of our amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects Of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares nor shall any Class B Ordinary Share be convertible into Class A Ordinary Shares, and there are no sunset provisions that limit the lifespan of the Class B Ordinary Shares.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors; in contrast, holders of our Class B Ordinary Shares are not entitled to any dividends. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by a poll. Every shareholder present shall have one (1) vote for every Class A Ordinary Share and ten (10) votes for every Class B Ordinary Share of which he is the holder. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act or our amended and restated articles of association, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the Board. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that only a majority of the Board or the Chairman of the Board may call extraordinary general meetings.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, holders of our Class A Ordinary Shares are entitled to participate in the distribution of our Company’s assets in accordance with our amended and restated memorandum and articles of association and Cayman Islands law, and holders of our Class B Ordinary Shares are not entitled to participate in the distribution of our Company’s assets. If the assets available for distribution amongst holders of our Class A Ordinary Shares are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst holders of our Class A Ordinary Shares in proportion to the par value of the Class A Ordinary Shares held by them at the commencement of the winding up, subject to a deduction from those Class A Ordinary Shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by holders of our Class A Ordinary Shares in proportion to the par value of the Class A Ordinary Shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our current memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our current memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our current memorandum and articles of association provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited consolidated financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay, or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges, and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

Furthermore, our authorized but unissued Class A Ordinary Shares and Class B Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued Class B Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

The disparate voting rights between the Class A Ordinary Shares and Class B Ordinary Shares may have anti-takeover effects preventing a change-in-control transaction that shareholders might consider in their best interest. The future issuances of Class B Ordinary Shares may be dilutive to Class A shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection (although our current memorandum and articles of association provide our shareholders with a right of inspection);

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) came into force in the Cayman Islands, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”. All companies are required to file annual reports with the Registrar of Companies of the Cayman Islands confirming whether or not they are carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made, or a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Our amended and restated articles of association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association provide that only a majority of the Board may call extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protection or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, a director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by ordinary resolution of the shareholders (except with regard to the removal of the chairman, who may be removed from office by special resolution, being a resolution passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders), notwithstanding anything in our amended and restated memorandum and articles of association or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; or (iv) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material contracts

Other than those described in this Annual Report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Taiwan currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Taiwan Taxation

The following is a general summary of the principal Taiwan tax implications of the ownership and disposition of our Class A Ordinary Shares (the holders of our Class A Ordinary Shares referred to herein as “Holders”).

Holders should consult their tax advisors concerning the Taiwan tax consequences of holding our Class A Ordinary Shares and the laws of any relevant taxing jurisdiction to which they are subject.

Capital gains from the sale or disposal of our Class A Ordinary Shares

Sale or disposal of the Class A Ordinary Shares of a Cayman Islands company is generally not regarded as the sale of Taiwan securities; thus, any gains generated therefrom by Holders who are individual Taiwan tax residents are not subject to Taiwan income tax.

However, such capital gains may become subject to Taiwan Alternative Minimum Tax (“AMT”) as overseas income. For further information, please see “Taiwan Alternative Minimum Tax” below.

In contrast, for Holders who are corporate Taiwan tax residents, such capital gains should still be included in their current-year corporate income tax (“CIT”) returns and subject to 20% CIT rate.

Dividends

For Holders who are individual Taiwan tax residents, they may be subject to AMT for dividends received from the Company as overseas income. For further information, please see “Taiwan Alternative Minimum Tax” below.

For Holders who are corporate Taiwan tax residents, dividend income should be included in their current-year CIT return and subject to 20% CIT rate.

Furthermore, starting from January 1, 2024, Taiwan has started to enforce the Controlled Foreign Corporation (“CFC”) regime on Taiwan tax residents. Specifically, under the CFC regime, if Holders who are Taiwan tax residents (either individuals or corporations) directly or indirectly hold 50% or more of the shares of the Company or have significant influence over the Company, the Company will constitute a CFC of such Holders. In this case, unless the Company carries out substantial operating activities in the Cayman Islands or its current-year earnings are below NTD7 million, the retained earnings of the Company would be deemed to be distributed to the Holders. Such deemed dividends would be taxable based on the aforesaid methods.

Taiwan Alternative Minimum Tax

The AMT regime imposed under the Taiwan Income Basic Tax Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to the Taiwan Income Tax Act and relevant laws and regulations is below the amount of basic tax prescribed under the Taiwan Income Basic Tax Act.

For individual Taiwan tax residents, if their current-year overseas income exceeds NTD 1 million, such income should be included in the AMT taxable income, together with other add-back items, and subject to a 20% AMT rate with an exemption amount of NTD 7.5 million. For corporate Taiwan tax residents, the AMT taxable income is taxed at 12% AMT after deducting an exemption amount of NTD 600,000.

Holders are strongly encouraged to consult their own tax advisors regarding the applicability and the consequences of Taiwan AMT regime.

Taiwan Securities Transaction Tax

The sale of the Class A Ordinary Shares of a Cayman Islands company by Holders is generally not subject to Taiwan securities transaction tax.

The Taiwan tax considerations summarized above are for general information only and not intended to provide any definitive tax representations to the Holders. Each Holder should consult his or her own tax advisor as to the particular tax consequences that may apply to such Holder.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our Class A Ordinary Shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. Save and except that the Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010, the Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Class A Ordinary Shares, nor will gains derived from the disposal of Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

U.S Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that will hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), or holders that acquire Class A Ordinary Shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in Class A Ordinary Shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our Class A Ordinary Shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our Class A Ordinary Shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our Class A Ordinary Shares should consult their tax advisors regarding the tax consequences of an investment in the Class A Ordinary Shares.

We are a corporation organized under the laws of the Cayman Islands. As such, we believe that we are properly classified as a non-U.S. corporation for U.S. federal income tax purposes. Under certain provisions of the Code and U.S. Treasury regulations, however, if pursuant to a plan (or a series of related transactions), a non-U.S. corporation (such as our company) acquires substantially all of the properties constituting a trade or business of a U.S. corporation or partnership, and after the acquisition 80% or more of the stock (by vote or value) of the non-U.S. corporation (excluding stock issued in a public offering related to the acquisition) is owned by former stockholder or partners of the U.S. corporation or partnership by reason of their holding stock or a capital or profits interest in the U.S. corporation or partnership, the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of Class A Ordinary Shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-U.S. corporation for U.S. Federal income tax purposes.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any other tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our Class A Ordinary Shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

Considering that the U.S. has not entered into an income tax treaty with Taiwan, in the event that we are deemed to be a Taiwan tax resident enterprise under Taiwan Tax Law, you may be subject to Taiwan withholding taxes on dividends paid on our Class A Ordinary Shares, as described under “— Taiwan Taxation.”

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our Class A Ordinary Shares.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Class A Ordinary Shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a Taiwan tax resident enterprise under Taiwan Tax Law, gain from the disposition of the Class A Ordinary Shares may be subject to tax in the PRC, as described under “— Taiwan Taxation.” If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Class A Ordinary Shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as an active asset. We will be treated as owning our proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending December 31, 2026. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending December 31, 2026 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our Class A Ordinary Shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A Ordinary Shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our Class A Ordinary Shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market, which is a qualified exchange for these purposes. If the Class A Ordinary Shares are regularly traded, and the Class A Ordinary Shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our Class A Ordinary Shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the Class A Ordinary Shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our Class A Ordinary Shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our Class A Ordinary Shares, if such Class A Ordinary Shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to Class A Ordinary Shares and proceeds from the sale, exchange or redemption of Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our Class A Ordinary Shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

See Exhibit 8.1 for our list of subsidiaries.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

As a company engaged in international trade, our operations are exposed to fluctuations in exchange rates. With customers and suppliers located in various countries, our revenue and expenses are denominated in multiple currencies. Fluctuations in exchange rates can have a direct impact on our reported financial results, cash flows, and overall profitability.

In addition to the transactional currency risks arising from our international trade operations, we are also exposed to translation risks due to the differences between our reporting currency, i.e. the U.S. dollar (USD), functional currency, i.e. New Taiwan dollar (NTD), and the currencies in which our transactions are denominated. While our functional currency is the NTD, which is the currency of the primary economic environment in which we operate, our consolidated financial statements are presented in USD for reporting purposes. Fluctuations in the exchange rate between the NTD and the USD can impact the translation of our financial results, leading to potential gains or losses on translation. These translation effects can influence our reported financial performance and position, even in the absence of any underlying changes in our operating results or cash flows denominated in NTD.

While we continue to monitor and evaluate our exposure to foreign currency risk, as of the date of this Annual Report, we have not implemented any formal hedging policy or entered into any derivative instruments to mitigate such risk. We may consider adopting appropriate risk management strategies in the future as our business operations and exposure to foreign exchange fluctuations evolve.

Concentration and credit risks

Financial instruments that potentially expose us to concentration of credit risk consist primarily of account receivables. We conduct credit evaluations of our customers, and generally does not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. We conduct periodic reviews of financial conditions and payment practices of our customers to minimize collection risk on account receivables.

Concentration of customers

We have the following customers accounted for 10% or more of sales for the financial years ended December 31, 2024 and 2025:

	For the financial years ended December 31,
	2024			2025
	US$		%	US$		%
Customer A	—	*	— *	2,480,000		39.96%
Customer B	1,051,073		41.42%	—	#	—	#
Customer C	448,780		17.68%	—	#	—	#

*	Less than 10% of the sales for the year ended December 31, 2024.
#	Less than 10% of the sales for the year ended December 31, 2025.

We have the following customers accounted for 10% or more of account receivables as of December 31, 2024 and 2025:

	As of December 31,
	2024			2025
	US$		%	US$		%
Customer A	—	*	— *	2,180,000		54.65%
Customer B	—	*	— *	439,243		11.01%
Customer C	250,587		34.92%	—	#	—	#
Customer D	105,786		14.74%	—	#	—	#
Customer E	104,107		14.51%	—	#	—	#
Customer F	73,272		10.21%	—	#	—	#

*	Less than 10% of the account receivables as of December 31, 2024.
#	Less than 10% of the account receivables as of December 31, 2025.

Concentration of suppliers

We have the following suppliers accounted for 10% or more of purchases for the financial years ended December 31, 2024 and 2025:

	For the financial years ended December 31,
	2024			2025
	US$		%	US$		%
Supplier A	—	*	— *	2,250,000		53.48%
Supplier B	191,489		11.10%	1,049,907		24.95%
Supplier C	780,339		45.23%	—	#	—	#
Supplier D	262,826		15.23%	—	#	—	#

*	Less than 10% of the purchases for the year ended December 31, 2024.
#	Less than 10% of the purchases for the year ended December 31, 2025.

We have the following suppliers accounted for 10% or more of account payables as of December 31, 2024 and 2025:

	As of December 31,
	2024				2025
	US$		%		US$		%
Supplier A	191,200		57.22%		—	#	—	#
Supplier B	—	*	—	*	79,276		68.31%
Supplier C	—	*	—	*	36,780		31.69%
Supplier D	142,905		42.77%		—	#	—	#

*	Less than 10% of the account payables as of December 31, 2024.
#	Less than 10% of the account payables as of December 31, 2025.

Interest rate risk

As part of our financing strategy, we have obtained borrowings from a local bank in Taiwan. These borrowings are subject to fluctuations in interest rates, which can directly impact our financial expenses and profitability. An increase in interest rates can lead to higher borrowing costs, while a decrease in interest rates can result in lower financing costs.

As of the date of this Annual Report, we have not implemented any formal hedging policy or entered into any derivative instruments to mitigate our interest rate risk.

Other market risks

In addition to currency and interest rate risks, our business operations may be exposed to other market risks, such as commodity price fluctuations, changes in customer demand, or shifts in market conditions. We continuously monitor these risks and implement appropriate risk management strategies to mitigate their potential impact on our financial performance and operations

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective in all material respects as of December 31, 2025 to ensure that material information required to be disclosed by us under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported on a timely basis in accordance with the rules and regulations promulgated thereunder.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

Changes in Internal Control over Financial Reporting

During the financial year ended December 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our Board of Directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Li Cheuk Hang as an “audit committee financial expert”, as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is filed as Exhibit 99.1 to this Annual Report for the fiscal year ended December 31, 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by Enrome LLP, our independent registered public accounting firm, during the fiscal years ended December 31, 2023, 2024 and 2025 for services rendered:

	Year ended December 31,
	2023	2024	2025
	USD	USD	USD

Audit Fees	$-	$85,000	$110,000
Audit Related Fees	-	-
Total:	$-	$85,000	$110,000

Audit Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

As a company incorporated in the Cayman Islands that is listed on The Nasdaq Capital Market, the Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d), the Company elected to be exempt from Nasdaq Listing Rule 5635, which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy, which provides guidelines for transactions involving the Relevant Securities and the handling of material nonpublic information about the Relevant Entities. It is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, as well as the listing standards of the Nasdaq Capital Market.

ITEM 16K. CYBERSECURITY

Our Board of Directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements of Agencia Comercial Spirits Ltd and its subsidiaries are included at the end of this Annual Report.

ITEM 18. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1**	Amended and restated Memorandum and Articles of Association, as currently in effect

2.1**	Description of Securities

4.1**^	Employment Agreement between the Chief Executive Officer, Tsai Yi-Yang, and the Company, dated March 17, 2025

4.2**^	Employment Agreement between the Chief Financial Officer, Liu Shihao, and the Company, dated February 25, 2026

4.3**^	Director Offer Letter with Li Qiang

4.4**^	Director Offer Letter with Tsai Yi-Yang

4.5**^	Director Offer Letter with Liu Shihao

4.6**^	Director Offer Letter with John Robert Fiore

4.7**^	Director Offer Letter with Lee Su-Jung

4.8**^	Director Offer Letter with Tian Yiding

4.9**^	Director Offer Letter with Li Cheuk Hang

4.10	Form of Indemnification Agreement between the Registrant and each of its directors and executive directors (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-288600), as amended, initially filed with the SEC on July 10, 2025)

8.1**	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-288600), as amended, initially filed with the SEC on July 10, 2025)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 99.11 to the registration statement on Form F-1 (File No. 333-288600), as amended, initially filed with the SEC on July 10, 2025)

11.3	Whistleblower Policy of the Registrant (incorporated by reference to Exhibit 99.12 to the registration statement on Form F-1 (File No. 333-288600), as amended, initially filed with the SEC on July 10, 2025)

12.1**	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2#	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Enrome LLP

97	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 99.10 to the registration statement on Form F-1 (File No. 333-288600), as amended, initially filed with the SEC on July 10, 2025)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

**	Filed herewith

#	Furnished herewith

^	Pursuant to Item 601(a)(6) of Regulation S-K, certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm or constitute an unwarranted invasion of personal privacy if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Signature	Title	Date

/s/ Tsai Yi Yang	Director and Chief Executive Officer	April 30, 2026
Tsai Yi Yang	(principal executive officer)

Agencia Comercial SPIRITS Ltd
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agencia Comercial Spirits Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Agencia Comercial Spirits Ltd and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2025, and the related statements of operations and comprehensive income, changes in shareholders’ equity and its cash flows for the financial years ended December 31, 2023, 2024 and 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for the years ended December 31, 2023, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

April 30, 2026

AGENCIA COMERCIAL SPIRITS LTD
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2025

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	54,752	15,824,906
Account receivables	717,644	3,989,214
Prepayments and other receivables	244,242	5,296,441
Inventories	2,650,957	2,789,445
Total current assets	3,667,595	27,900,006
Non-current assets
Finance right-of-use assets	—	112,437
Operating right-of-use assets	94,885	152,609
Intangible asset	—	50,345
Deferred Initial Public Offering costs	150,151	-
Total non-current assets	245,036	315,391
Total assets	3,912,631	28,215,397

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Account payables	334,140	116,056
Contract liabilities	23,316	67,991
Accruals and other payables	3,440	144,970
Current portion of long-term loans	29,736	18,498
Operating lease liabilities	19,945	58,528
Finance lease liabilities	—	30,534
Amount due to related parties	1,031,203	4,812,762
Other borrowings	—	12,470,000
Tax payables	480,243	502,077
Total current liabilities	1,922,023	18,221,416
Non-current liabilities
Long-term loans	17,727	—
Operating lease liabilities	72,680	74,863
Finance lease liabilities	—	51,227
Total non-current liabilities	90,407	126,090
Total liabilities	2,012,430	18,347,506

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.00004 par value, 625,000,000 class A shares authorised, 12,500,000 and 19,876,500 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	500	795
Ordinary shares (US$0.00004 par value, 625,000,000 class B shares authorised, 12,500,000 and 14,500,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	500	580
Subscription receivable	(1,000)	—
Additional paid-in capital	169,600	7,517,529
Retained earnings	1,747,875	2,296,319
Statutory reserve	101,857	162,795
Accumulated other comprehensive loss	(119,131)	(110,127)
Total shareholders’ equity	1,900,201	9,867,891
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,912,631	28,215,397

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Stock Split. (Note 14).

The accompanying Accounting Policies and Explanatory Notes form an integral part of, and should be read in conjunction with, these consolidated financial statements.

Agencia Comercial SPIRITS Ltd
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenue from third parties	824,932	2,227,403	6,102,912
Revenue from related parties	62,378	310,340	103,266
Total revenue	887,310	2,537,743	6,206,178
Cost of revenue	(523,377)	(1,272,440)	(4,317,501)
Gross profit	363,933	1,265,303	1,888,677
Operating expenses:
General and administrative expenses	(50,662)	(205,341)	(959,589)
Sales and distribution expenses	(14,127)	(45,378)	(145,059)
Total operating expenses	(64,789)	(250,719)	(1,104,648)
Income from operations	299,144	1,014,584	784,029
Interest income	114	127	3,297
Interest expenses	(2,478)	(1,741)	(2,157)
Foreign exchange gains, net	2,934	234	3,747
Sundry income	448	5,009	1,163
Total income before income tax expense	300,162	1,018,213	790,079
Income tax expenses	(60,874)	(238,935)	(180,697)
Net income	239,288	779,278	609,382

Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil	2,935	(90,068)	9,004
Total comprehensive income	242,223	689,210	618,386

Net earnings per ordinary share attributable to ordinary shareholders of the Company
Basic and diluted*	0.0191	0.0623	0.0383

Weighted average shares used in calculating net earnings per ordinary share	12,500,000	12,500,000	15,912,669

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Stock Split (Note 14).

The accompanying Accounting Policies and Explanatory Notes form an integral part of, and should be read in conjunction with, these consolidated financial statements.

Agencia Comercial SPIRITS Ltd
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Class A shares		Class B shares		Subscription Receivable	Additional paid-in capital	Retained earnings	Statutory reserve	Accumulated other Comprehensive losses	Total Shareholders’ equity
	Shares	US$	Shares*	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022	12,500,000	500	12,500,000	500	(1,000)	169,600	831,166	—	(31,998)	968,768
Net income for the year	—	—	—	—	—	—	239,288	—	—	239,288
Appropriation to statutory reserve	—	—	—	—	—	—	(23,929)	23,929	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	2,935	2,935
Balance as of December 31, 2023	12,500,000	500	12,500,000	500	(1,000)	169,600	1,046,525	23,929	(29,063)	1,210,991
Net income for the year	—	—	—	—	—	—	779,278	—	—	779,278
Appropriation to statutory reserve	—	—	—	—	—	—	(77,928)	77,928	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(90,068)	(90,068)
Balance as of December 31, 2024	12,500,000	500	12,500,000	500	(1,000)	169,600	1,747,875	101,857	(119,131)	1,900,201
Issuance of new shares at May 28, 2025	2,900,000	116	—	—	—	1,085,644	—	—	—	1,085,760
Issuance of new shares at June 24, 2025	2,464,000	99	2,000,000	80	—	(179)	—	—	—	—
Issuance of new shares at 21 October, 2025	1,750,000	70	—	—	—	6,212,008	—	—	—	6,212,078
Issuance of new shares of 29 October, 2025	262,500	10	—	—	—	960,968	—	—	—	960,978
Deferred IPO costs	—	—	—	—	—	(910,512)	—	—	—	(910,512)
Contribution from shareholders	—	—	—	—	1,000	—	—	—	—	1,000
Net income for the year	—	—	—	—	—	—	609,382	—	—	609,382
Appropriation to statutory reserve	—	—	—	—	—	—	(60,938)	60,938	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	9,004	9,004
Balance as of December 31, 2025	19,876,500	795	14,500,000	580	—	7,517,529	2,296,319	162,795	(110,127)	9,867,891

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Stock Split (Note 14).

The accompanying Accounting Policies and Explanatory Notes form an integral part of, and should be read in conjunction with, these consolidated financial statements.

AGENCIA COMERCIAL SPIRITS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities:
Net income	239,288	779,278	609,382
Adjustment to reconcile net income to net cash used in operating activities
Depreciation of operating right-of-use assets	7,816	12,813	38,877
Depreciation of financing right-of-use assets	—	—	27,379
Amortization of intangible assets	—	—	2,189
Changes in operating assets and liabilities:
Account receivables	244,959	(717,644)	(3,268,784)
Prepayments and other receivables	(100,971)	(32,413)	(5,138,843)
Inventories	(1,098,193)	(524,369)	(23,205)
Account payables	89,235	267,506	(234,685)
Contract liabilities	304,764	(279,688)	44,043
Accruals and other payables	(5,803)	(499)	142,623
Amount due to a related party	—	—	359,953
Principal repayment of operating lease liabilities	(7,816)	(12,813)	(58,263)
Tax payables	52,199	270,992	921
Net cash used in operating activities	(274,522)	(236,837)	(7,498,413)

Cash flows from investing activity:
Repayment from a related party	494,042	—	—
Net cash provided by investing activity	494,042	—	—

Cash flows from financing activities:
Deferred IPO costs	—	(150,151)	(760,361)
Proceeds from borrowings	—	—	12,470,000
Repayment of long-term loan	(30,166)	(30,901)	(31,306)
Proceeds from a related party	—	373,007	4,100,955
Repayment to a related party	(127,092)	(169)	(654,967)
Proceeds from issuance of shares	—	—	8,259,816
Principal repayment of finance lease liabilities	—	—	(58,324)
Net cash (used in) provided by financing activities	(157,258)	191,786	23,325,813

Net increase (decrease) in cash and cash equivalents	62,262	(45,051)	15,827,400

Cash and cash equivalents, at beginning of the year	60,451	126,287	54,752
Effect of foreign exchange rate changes, net	3,574	(26,484)	(57,246)
Cash and cash equivalents, at end of the year	126,287	54,752	15,824,906

Supplemental disclosure of cash flow information:
Income taxes paid	(60,874)	(238,935)	(155,853)
Interest received	114	127	3,297
Interest paid	(2,478)	(1,741)	(2,157)

Non-cash investing and financing activities
ROU assets obtained in exchange for operating lease liabilities	52,484	63,379	95,318
ROU assets obtained in exchange for finance lease liabilities	—	—	140,804

The accompanying Accounting Policies and Explanatory Notes form an integral part of, and should be read in conjunction with, the consolidated financial statements.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2025

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Agencia Comercial Spirits Ltd (“Agencia Cayman”) was incorporated as an exempted company under the laws of the Cayman Islands on March 7, 2025. Agencia Cayman and its subsidiaries (collectively the “Company”) engaged in trading and wholesale of whisky, encompassing the procurement, distribution, and sale of whisky products in both Taiwan and international markets. In connection with its initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved: (1) the incorporation of Agencia Cayman, a Cayman Islands holding company; (2) reorganized Ping Shiang Holding Ltd (“Ping Shiang Holding”), incorporated in BVI on January 21, 2025, as wholly owned subsidiary of Agencia Cayman on May 27, 2025; (3) On May 23, 2025, Ping Shiang Holding completed an acquisition of Agencia Taiwan through the shares transfer. Upon completion, Ping Shiang Holding holds 100% equity interest in Agencia Taiwan.

Immediately before and after the reorganization, the controlling shareholders, Mr. Tsai Yi Yang and Ms. Lee Li Mei (together the “Controlling Shareholders”), controlled Agencia Cayman; therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the financial years presented.

During the reporting periods, Agencia Cayman has three subsidiaries. Details of its subsidiaries are set out below:

Name of subsidiaries	Place of incorporation	Date of incorporation	Percentage of direct or indirect interests	Principal activities
Ping Shiang Holding Ltd (“Ping Shiang Holding”)	BVI	January 21, 2025	100.0%	Investment holding
Agencia Comercial Co., Ltd (“Agencia Taiwan”)	Taiwan	July 7, 2020	100.0%	Trading and Wholesale of whisky
AGCC Japan Investment Holdings Ltd	BVI	December 5, 2025	100.0%	Investment holding

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Taiwan-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statement of operations and comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include provision for expected credit losses on account receivables and other receivables, revenue recognition, and uncertain tax position.

Functional currency and foreign currency translation

The Company uses United States dollar (“US$”) as its reporting currency. The functional currency of the Company is New Taiwan Dollars (“NTD”).

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are remeasured into the functional currency at historical rates. Transactions denominated in other currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates.

Translation gains and losses are recognized as foreign exchange gain or loss, net in the statement of operations and comprehensive income.

Assets and liabilities of the Company are translated into US$ at financial year-end exchange rates. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Income and expense items are translated at average exchange rates during the financial year. Translation adjustments arising from these are reported as accumulated other comprehensive income/(loss) in the statements of changes in shareholders’ equity.

The corresponding exchange rates used to translate NTD to US$ are as follows:

	2024	2025
Year-end spot rate	0.0305	0.0319
Annual average rate	0.0312	0.0321

Related parties

The Company adopted ASC 850, Relate Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A related party is generally defined as (i) any person and/or their immediate family holding 10% or more of the Company’s securities, (ii) the Company’s management and/or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operational decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated.

Fair value measurements

The established fair value hierarchy as defined by U.S. GAAP requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of inputs that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 —	Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 —	Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 —	Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company’s financial instruments include cash and cash equivalents, account receivables, financial assets included in prepayments and other receivables, amount due from a related party, account payables, financial liabilities included in accruals and other payables, bank borrowings, and amount due to a related party. The carrying amount of these instruments approximates to their fair value largely due to the short-maturities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash at bank that are unrestricted as to withdrawal or use. The Company has not experienced any losses in such accounts and does not anticipate any exposure to significant risks.

Account receivables

Accounts receivables are stated at amortized cost, net of an allowance for credit losses. The allowance is estimated using the Current Expected Credit Loss model, which requires the Company to forecast expected credit losses over the lifetime of the receivables. The estimate considers historical loss experience, current economic conditions, reasonable and supportable forecasts, aging of receivable balances, and customer-specific risk factors (e.g., financial health, payment trends). Adjustments are made when objective evidence indicates a probable loss that can be reasonably estimated.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using first-in-first-out method. The cost of inventories comprises the cost of finished goods and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Net realizable value write-downs are normally determined on an individual item basis. However, in some cases it may be appropriate to group together similar products.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses.

Amortisation of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

Trademark	20 years

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations.

Deferred IPO costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — Expenses of Offering. Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024 and 2025 the Company capitalized approximately US$150,151 and US$910,512, of deferred offering costs, respectively.

Account payables, and accruals and other payables

Account payables, and accruals and other payables are initially measured at fair value and, after initial recognition, at amortized cost, except for short term payable with no stated interest rate and the effect of discounting being immaterial that are measured at their original invoice amount.

Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred.

Bank borrowings

Borrowings are presented as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting date, in which case they are presented as non-current liabilities.

Other borrowings

Other borrowings are recognized initially at fair value less directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method.

Borrowings are initially recorded at fair value, net of transaction costs and subsequently carried at amortized costs using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method. Borrowings which are due to be settled within 12 months after the end of the reporting date are included in current borrowings in the balance sheet even though the original term was for a period longer than 12 months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the end of the reporting date and before the consolidated financial statements are authorized for issue.

Revenue recognition

The Company generated its revenue from trading of whisky products. Revenue is recognized when control of the promised goods is transferred to a customer for an amount that reflects the consideration that the Company expects to receive in exchange for those goods. Typically, control is transferred to a customer in accordance with the applicable incoterms used for delivery, as specified in the sales contract. The specific incoterm used in each transaction determines the point at which the risks and rewards of ownership transfer from the Company to a customer, thereby triggering the recognition of revenue. The Company recognizes revenue as the principal in the transaction in accordance with ASC 606, due to the Company’s ownership and control over the inventory throughout the entire process.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer,

●	Identify the performance obligations in the contract,

●	Determine the transaction price,

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as performance obligation is satisfied.

Under ASC 606, the Company estimates the transaction price, including variable consideration, at the commencement of the contract and recognizes revenue at the point of time as a principal when control of the goods is transferred to the customer, rather than when fees become fixed or determinable. The Company evaluates whether it acts as a principal or an agent based on the following criteria:

●	Control: The Company must have the primary responsibility for fulfilling the contracts, which includes managing inventory, determining pricing, and delivering the product.

●	Inventory Risk: The Company assumes inventory risk, meaning it may bear the risk of loss for the goods held in inventory before they are transferred to the customer.

●	Customer Relationship: The Company maintains the customer relationship and is responsible for providing customer service and support.

●	Profit Margin: The Company earns a profit margin that reflects the risks and rewards associated with being the principal.

The Company will regularly assess its contracts with customers to determine the appropriate treatment for revenue under ASC 606.

Cost of revenue

The cost of revenue consists primarily of procurement of whisky products held for sale, as well as direct costs associated with the procurement, such as import and export charges, and processing charges.

General and administrative expenses

General and administrative expenses consist primarily of staff costs (including salaries, messing, etc.), expenses related to trademark, rental expenses, as well as professional fees incurred in daily operations.

Sales and distribution expenses

Sales and distribution expenses consist primarily of basic salaries and employee benefits of sales personnel not directly attributable to the generation of revenue and expenses incurred to various warehouses.

Leases

ROU assets represent the Company’s rights to use underlying assets for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, if any, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the lease liability calculation. Variable lease payments, if any, are recognized in operating expenses in the period in which the obligation for those payments is incurred.

For operating leases, lease expense is recognized on a straight-line basis over the lease term. For finance leases, lease expense is recognized as amortization on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes. The Company accounts for income taxes in accordance with the laws and regulations of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from the differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% probability of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Segment

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making Company, in deciding how to allocate resources and in assessing performance. The Company utilizes the “management approach” to identify its reportable operating segments.

The management approach considers the internal organizational structure and reporting mechanisms employed by the Company’s CODM for operational decision-makings and performance evaluation. The Company’s chief executive officer is designated as the Company’s CODM, who reviews and evaluates the consolidated results to determine resource allocation and assess the Company’s overall performance. After a thorough analysis, the Company has concluded that it operates within only one reportable operating segment.

The Company’s CODM has been identified as the Chief Executive Director who reviews the results of operations when making decisions about allocating resources and assessing the performance of the Company. The Company therefore operates as a single operating segment, as its activities relating to the trading and wholesale of whisky products are managed on an integrated basis. As a result, no analysis of segment information other than entity-wide information is presented.

The Company reports its segments in several geographic regions in accordance with ASC 280 which disclosed in Note 8. However, the CODM evaluates performance and allocates resources based on gross sales and income before income taxes, and the business components within each geographic segment are managed to maximize the results of the entire company rather than individual components. The Company has determined that it has one reportable segment because the operations in each geographic region share similar economic characteristics, customers, and products, and the CODM does not evaluate performance on a regional basis.

The significant segment expenses are consistent with those reported on the consolidated financial statements of operations and comprehensive income and include cost of revenue, sales and distribution expenses and general and administrative expenses. For significant segment expenses incurred during the years ended December 31, 2025, and 2024, refer to Consolidated Financial Statements of Operations and Comprehensive Income.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of Class A ordinary shares by the weighted average number of Class A ordinary shares outstanding during the period presented, Class B ordinary shares are excluded from the calculation as they represent non-participating shares with no claim on profits or distributions.

Diluted earnings per share is calculated by dividing net income attributable to the holders of Class A ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of Class A ordinary shares and dilutive ordinary share equivalents outstanding during the period.

Comprehensive income/(loss)

Comprehensive income/(loss) consists of two components, net income and other comprehensive income/(loss). Other comprehensive income/(loss) refers to income, expenses, gains /(losses) that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income/(loss) consists of foreign currency translation adjustments resulting from the Company not using USD as its functional currency.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of account receivables. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of financial conditions and payment practices of its customers to minimize collection risk on account receivables.

Concentration of customers

The Company has the following customers accounting for 10% or more of sales for the years ended December 31, 2024 and 2025:

	For the year ended December 31,
	2024	2025
Customer A	— *	39.96%
Customer B	41.42%	—	#
Customer C	17.68%	—	#

*	The Company did not have any sales for the year ended December 31, 2024.
#	Less than 10% of the sales for the year ended December 31, 2025.

The Company has the following customers accounted for 10% or more of account receivables as of December 31, 2024 and 2025:

	As of December 31, 2024	As of December 31, 2025
Customer A	— *	54.65%
Customer B	— *	11.01%
Customer C	34.92%	—	#
Customer D	14.74%	—	#
Customer E	14.51%	—	#
Customer F	10.21%	—	#

*	The Company did not have any account receivables as of December 31, 2024.
#	Less than 10% of the account receivables as of December 31, 2025.

Concentration of suppliers

The Company has the following suppliers accounted for 10% or more of purchases for the year ended December 31, 2024 and 2025:

	For the year ended ended December 31,
	2024	2025
Supplier A	— *	53.48%
Supplier B	11.10%	24.95%
Supplier C	45.23%	—	#
Supplier D	15.23%	—	#

*	The Company did not have any purchases for the year ended December 31, 2024.
#	Less than 10% of the purchases for the year ended December 31, 2025.

The Company has the following suppliers accounted for 10% or more of account payables as of December 31, 2024 and 2025:

	As of December 31, 2024		As of December 31, 2025
Supplier A	57.22%		—	#
Supplier B	—	*	68.31%
Supplier C	—	*	31.69%
Supplier D	42.77%		—	#

*	The Company did not have any account payables as of December 31, 2024.
#	Less than 10% of the account payables as of December 31, 2025.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2025-01, — Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date

In January 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-01 — Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

ASU 2025-05, —Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

On July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company adopted this ASU in 2025 and applied in prospectively. The adoption did not have a material effect on the Company’s financial statements.

4.	ACCOUNT RECEIVABLES

Details of account receivables are as follows:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Account receivables	717,644	3,989,214
Less: allowance for credit losses	—	—
	717,644	3,989,214

As of December 31, 2024, the related party receivable balance of US$68,488 is included within account receivables as the amount is expected to be collected in cash in the normal course of business.

The Company’s credit period with customers is generally 60 days. The Company reviews its account receivable balances regularly to minimize credit risk. Balances are reviewed regularly by senior management. The Company does not hold any collateral or other credit enhancements over its trade receivable balances. Account receivables are non-interest bearing.

The Company concluded that no material expected credit loss was required as of December 31, 2024 and 2025, based on forward-looking scenarios and customer credit assessments.

5.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Prepayments to suppliers (1)	240,395	3,272,662
Rental deposits	3,847	5,735
Other receivables (2)	—	2,018,044
	244,242	5,296,441

(1)	As of December 31, 2024, a prepayment to a related party of US$45,044 is included within prepayments to suppliers for the prepayment of fees related to a trademark licensing agreement, as described in Note 14 — Commitments and Contingencies.

(2)	During the year, the Company entered into a loan facility agreement with an independent third party (the “Borrower”) under which the Company committed to provide a loan facility of up to US$12,000,000 (the “Facility”). As at December 31, 2025, the Borrower had drawn down US$2,000,000 under the Facility. Amounts drawn are unsecured, bear interest at a rate of 15% per annum, and are repayable 12 months from the respective drawdown dates. The Company retains the right, at its absolute discretion, to terminate the Facility and/or demand repayment of any part or all of the outstanding amounts at any time upon written notice to the Borrower

Subsequent to the fiscal year ended December 31, 2025, the Borrower drew down the remaining US$10,000,000 in principal under the Facility on January 26, 2026. Consequently, as of April 17, 2026, the total outstanding balance due from the Borrower was US$12,399,452, consisting of US$12,000,000 in principal and US$399,452 in accrued interest.

As further described in Note 12 (Other Borrowings), the Company entered into a Deed of Assignment and Set-Off on April 17, 2026, with the Borrower and three lenders who are former shareholders of the Company. Pursuant to this deed, the Company assigned the US$12,000,000 outstanding principal receivable due from the Borrower to these three lenders in equal portions of US$4,000,000 each. In consideration for this assignment, the Company’s outstanding principal borrowings due to these three lenders were reduced by an aggregate of US$12,000,000 (US$4,000,000 per lender). Following this set-off, the remaining outstanding balance due from the Borrower is US$399,452 (interest receivables).

In assessing the expected credit loss in accordance with ASC 326, the Company incorporates various factors such as historical experience, current economic conditions, as well as forward-looking information. As of December 31, 2024 and 2025, the Company concludes that no material expected credit loss is noted in respect of its other receivables.

6.	INVENTORIES

Inventories as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Raw materials	697,467	802,067
Finished goods	1,953,490	1,987,378
	2,650,957	2,789,445

The Company consistently monitors its inventories for potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserve was made for inventories as of December 31, 2024 and 2025.

7.	BANK BORROWINGS

As of December 31, 2024 and 2025, the Company has certain bank borrowings outstanding with Bank of Kaohsiung, which are denominated in NTD and are guaranteed by a shareholder, his immediate family member, and a credit fund. Particulars of the aforesaid bank borrowings as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Current portion	29,736	18,498
Non-current portion	17,727	-
	47,463	18,498

Banker	Start Date	Maturity Date	Interest Rate	As of December 31, 2024	As of December 31, 2025
				US$	US$
Bank of Kaohsiung	2021/07/09	2026/07/09	2.295%	499	194
Bank of Kaohsiung	2021/07/09	2026/07/09	2.295%	9,493	3,692
Bank of Kaohsiung	2021/07/09	2026/07/09	4.545%	3,820	1,502
Bank of Kaohsiung	2021/07/09	2026/07/09	2.675%	33,651	13,110
				47,463	18,498

8.	REVENUE FROM CONTRACTS WITH CUSTOMERS

a)   Disaggregated revenue information:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Types of goods
Whisky products	887,310	2,537,743	6,206,178

Timing of revenue recognition
Goods transferred at a point in time	887,310	2,537,743	6,206,178

Geographically disaggregated according to the locations of the customers
Taiwan	788,804	2,456,815	1,978,207
China	74,423	80,928	167,988
Hong Kong		-	3,029,202
Macau		-	32,638
Canada		-	183,933
Japan		-	814,210
United Kingdom	24,083	-	-
	887,310	2,537,743	6,206,178

Contract liabilities are recognized when the Company receives advance consideration from customers before satisfying the related performance obligations. Revenue is recognized upon transfer of control of goods to the customer, with a corresponding release of the contract liability.

The following table presents the movement of contract liabilities during the years ended December 31, 2024 and 2025:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Opening balance	304,577	23,316
Add: advance payments received from customer	23,316	67,991
Less: revenue recognised during the year	(304,577)	(23,316)
Closing balance	23,316	67,991

9.	LEASES

The Company leases office and warehouse premises under operating lease agreements, and a motor vehicle under finance lease agreements.

During the year ended December 31, 2025, the Company entered into one operating lease agreement with related parties and one operating lease agreement with the third party, with lease terms of 72 months and 24 months, respectively. In addition, the Company entered into a finance lease agreement for a motor vehicle with a third party, with a least term of 36 months.

With reference to market rate for similar premises with similar location, management believes that these lease agreements are able to represent arm’s length transactions between the Company and the related parties.

As of December 31, 2024 and 2025, the Company has not entered into any sublease agreements and the leases do not include any residual value guarantees or covenants.

The following represents the aggregate operating and finance ROU assets and related operating and finance lease liabilities as of December 31, 2024 and 2025:

The weighted average lease term and weighted average discount rate as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Assets
Operating ROU assets	94,885	152,609
Finance ROU assets	—	112,437
	94,885	265,046

Liabilities
Current operating lease liabilities	19,945	58,528
Current finance lease liabilities	—	30,534
Non-current operating lease liabilities	72,680	74,863
Non-current finance lease liabilities	—	51,227
	92,625	215,152

The weighted average lease term and weighted average discount rate as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
Weighted average lease term:
Operating leases	52.43 months	39.01 months
Finance leases	—	29.00 months

Weighted average discount rate
Operating leases	3.84%	3.84%
Finance leases	—	14.01%

The components of lease expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating leases	9,636	15,268	43,655
Finance leases	—	—	34,608
Short-term leases not included in measurement of lease liabilities	—	—	25,896
	9,636	15,268	104,159

Future minimum lease payments under operating leases as of December 31, 2025 are as follows:

As of December 31, 2025
US$
2026	62,493
2027	29,548
2028	29,548
2029	13,937
Thereafter	5,462
Total undiscounted cash flows	140,988
Present value:
Current operating lease liabilities	58,528
Non-current operating lease liabilities	74,863
Total operating lease liabilities	133,391
Interest on lease liabilities	7,597

Future minimum lease payments under finance leases as of December 31, 2025 are as follows:

As of December 31, 2025
US$
2026	39,616
2027	39,616
2028	16,506
Total undiscounted cash flows	95,738
Present value:
Current finance lease liabilities	30,534
Non-current finance lease liabilities	51,227
Total finance lease liabilities	81,761
Interest on lease liabilities	13,977

10.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Trademark	—	52,534
Less: accumulated amortisation	—	(2,189)
Net book value	—	50,345

During the year, the Company entered into an agreement with 芳華株式会社 to obtain the right to use the trademark “Ninja Whisky”. The Company is authorized to use the trademark, subject to specified restrictions, in connection with the bottling and packaging of whisky and the preparation of related advertising and promotional materials. The trademark usage rights were granted for a term of 20 years, commencing on January 1, 2025 and expiring on December 31, 2044.

For the year ended December 31, 2025, the Company recorded US$2,189 in amortization expenses with no impairment charges. No amortization or impairment was recorded during the year ended December 31, 2024.

11.	TAXES

Taiwan Corporate Income Tax

The Company is subject to a corporate income tax rate of 20% on its net taxable income in accordance with Taiwan tax regulations. Management regularly reviews its tax positions and related liabilities to ensure compliance with local tax laws and to reflect any necessary adjustments in the financial statements.

The income tax expenses included in the statement of operations and comprehensive income are as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Current tax	60,874	238,935	180,697

Reconciliation between the income tax expenses computed by applying the Taiwan statutory income tax rate to profit before income taxes and actual provision were as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Total income before income tax expense	300,162	1,018,213	790,079

Income tax at statutory tax rate of 20%	60,032	203,643	158,016
Tax effect of expenses not deductible	—	24,839	1,000
Under-provision for prior financial years	—	10,026	—
Effect of different tax rates of group entities operating in other jurisdictions	—	—	21,681
Others	842	427	—
Total income tax expenses	60,874	238,935	180,697

As of December 31, 2024 and December 31, 2025, the tax payables included in the Company’s balance sheet solely consist of income taxes incurred in Taiwan.

No deferred tax is provided since there is no material temporary difference as of the end of the reporting period.

12.	OTHER BORROWINGS

As of December 31, 2024 and 2025, other borrowings consisted of the following:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Unsecured loan facilities from three former shareholders	—	12,470,000
Less: current portion	—	(12,470,000)
Non-current portion	—	—

On December 18, 2025, the Company entered into three separate loan facility agreements with three former shareholders of the Company. Each facility represents a separate contractual arrangement and contains substantially identical terms and conditions. The aggregate maximum borrowing capacity under these facilities is US$12,470,000. Proceeds from the facilities are intended to be used for general working capital purposes and potential future investments. The borrowings are unsecured, bear interest at a rate of 10% per annum, and have a contractual maturity of three years. Notwithstanding the stated maturity, each facility is subject to the lender’s right to demand immediate repayment at any time. As of December 31, 2025, total outstanding borrowings under these facilities were US$12,470,000.

As of April 17, 2026, the total outstanding balance due to these three lenders was US$12,895,824, consisting of US$12,470,000 in principal and US$425,824 in accrued interest.

On April 17, 2026, the Company entered into a Deed of Assignment and Set-Off with these three lenders and a third-party borrower (the "Borrower") under a separate loan facility provided by the Company (as described in Note 5 - Prepayment and Other Receivables). Pursuant to this deed, the Company assigned the US$12,000,000 outstanding principal receivable due from the Borrower to these three lenders in equal portions of US$4,000,000 each. In consideration for this assignment, the Company’s outstanding principal borrowings due to these three lenders were reduced by an aggregate of US$12,000,000 (US$4,000,000 per lender). Following this set-off, the total remaining balance due to these three lenders was US$895,824, consisting of US$470,000 in remaining principal and US$425,824 in accrued interest.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

a) The Company had the following balances with related parties as of December 31, 2024 and 2025:

Name of related parties	Relationship	Nature	As of December 31, 2024	As of December 31, 2025
			US$	US$
Mr. Tsai Yi Yang	Beneficial owner	Amount due to a related party	1,031,203	597,791
Mr. Tsai Yi Yang	Beneficial owner	Rental deposit paid	1,527	2,549
Ms. Lee Li Mei	Beneficial owner	Amount due to related party	—	154,457
Ms. Lee Li Mei	Beneficial owner	Rental deposit paid	2,320	3,186
Ms. Leong Kah Yee	Shareholder of the Company	Amount due to a related party	—	4,030,000
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Account receivables	68,488	—
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Amount due to a related party	—	30,513
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Deposit received	—	7,009
Ping Shiang Business Corporation	Common UBO	Account payables	—	79,296
芳華株式会社	Common UBO	Prepayments and other receivables	45,044	—
芳華株式会社	Common UBO	Trademark assets	—	50,345

The above balances were recognized during normal course of business. The amount due to a related party, Ms. Leong Kah Yee, is unsecured, bears interest at a rate of 10% per annum, and is repayable in full within 36 months from the date of drawdown, provided that Ms. Leong retains an overriding right to demand repayment of all or any part of the outstanding indebtedness at any time at her absolute discretion. Except for the amount due to a related party - Ms. Leong Kah Yee, these balances are unsecured, interest-free, and have no fixed terms of repayment.

b) During the years ended December 31, 2024 and 2025, the Company had the following transactions with related parties:

			For the years ended December 31,
Name of related parties	Relationship	Nature	2024	2025
			US$	US$
Xiamen Celtic Culture Communication	Common UBO	Sales	80,928	—
Ping Shiang Business Corporation	Common UBO	Purchase	191,489	1,049,907
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Sales	229,412	103,266
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Deposit received(1)	—	7,071
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Proceeds from a related party(2)	—	40,390
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Repayment to a related party(3)	169	—
Mr. Tsai Yi Yang	Beneficial owner	Rent paid(4)	9,348	15,427
Mr. Tsai Yi Yang	Beneficial owner	Expense paid on behalf(5)	—	141,647
Mr. Tsai Yi Yang	Beneficial owner	Repayment to a related party(6)	—	654,967
Mr. Tsai Yi Yang	Beneficial owner	Proceeds from a related party(7)	373,007	30,565
Ms. Lee Li Mei	Beneficial owner	Rent paid(8)	5,920	15,877
Mr. Tsai Yi Ting	Immediate family member of the beneficial owner	Salary paid	—	30,854
Ms. Leong Kah Yee	Shareholder of the Company	Proceeds from a related party(9)	—	4,030,000
芳華株式会社	Common UBO	Prepayment for a trademark	48,000	—

(1)	For the year ended December 31, 2025, the amount represented the deposit payment received in advance from Ding Yi International Co., Ltd as a franchise fee.

(2)	For the year ended December 31, 2025, the amount represented the proceeds from Ding Yi International Co., Ltd for providing additional working capital advance to the Company, which was unsecured, interest-free and no fixed repayment terms.

(3)	For the year ended December 31, 2024, the amount represented the repayment made by the Company to Ding Yi International Co., Ltd for settling the outstanding balance due to Ding Yi International Co., Ltd.

(4)	For the year ended December 31, 2024, the amount represented operating lease expenses charged by Tsai Yi Yang for warehouses at No. 162-10, Shengang Rd., Shengang Dist., Taichung City and No. 23-1, Shenzun Rd., Shengang Dist., Taichung City.

(5)	For the year ended December 31, 2025, the amount represented the expenses paid on behalf of the Company for operations.

(6)	For the year ended December 31, 2025, the amount represented the repayment made by the Company to Tsai Yi Yang for settling the outstanding balance due to Tsai Yi Yang.

(7)	For the years ended December 31, 2024 and 2025, the amount represented the proceeds from Tsai Yi Yang for providing additional working capital advance to the Company, which was unsecured, interest-free and no fixed repayment terms.

(8)	For the years ended December 31, 2024 and 2025, the amount represented operating lease expenses charged by Lee Li Mei for warehouses at No. 65-2, Shenlin Rd., Shengang Dist., Taichung City and 7F.-8, No. 213, Chaofu Rd., Xitun Dist., Taichung City 407609, Taiwan (R.O.C.)

(9)	For the year ended December 31, 2025, the amount represented the loan proceeds from Ms. Leong Kah Yee for general working capital purposes. The balance is unsecured, bears interest at a rate of 10% per annum, and is repayable in full within 36 months from the date of drawdown, provided that Ms. Leong retains an overriding right to terminate or demand repayment of all or any part of the outstanding indebtedness at any time at her absolute discretion upon written notice.

These transactions were made in normal course of business.

c)   During the years ended December 31, 2024 and 2025, the Company had the following lease from with related parties:

As of December 31, 2024 and 2025, the Company had two and three leases from its related party, Mr. Tsai Yi Yang, the beneficial owner of the Company, respectively. The Company is obligated to pay a quarter base rent under these lease agreements.

On December 20, 2022, the Company entered into a six-year lease agreement with Mr. Tsai Yi Yang to rent a warehouse space of at No. 162-10, Shenggang Road, Shenggang District, Taichung City, Taiwan. The lease term is from January 1, 2023 to December 31, 2028. The rental payments related to these leases were $9,642, $9,348 and $9,636 for the years ended December 31, 2025, 2024 and 2023, respectively.

On July 5, 2024, the Company entered into a five-year lease agreement with Mr. Tsai Yi Yang to rent a warehouse space of at No. 65-2, Shenlin Road, Shengang District, Taichung City, Taiwan. The lease term is from August 1, 2024 to July 31, 2029. The rental payments related to these leases were $14,655 and $5,920 for the years ended December 31, 2025 and 2024, respectively.

On December 23, 2024, the Company entered into a six-year lease agreement with Mr. Tsai Yi Yang to rent a warehouse space of at No. 23-1, Shen Zhen Road, Shenkang District, Taichung City, Taiwan. The lease term is from January 1, 2025 to December 31, 2030. The rental payments related to the lease was $5,510 for the year ended December 31, 2025.

14.	SHAREHOLDERS’ EQUITY

Ordinary Shares

On March 7, 2025, Agencia Cayman was established as a new Cayman Islands holding structure with an authorized capital of 25,000 Class A Ordinary Shares and 25,000 Class B Ordinary Shares (without dividend rights and no entitlement to distribution of assets upon winding-up), of which 500 Class A and 500 Class B shares were issued and outstanding at a par value of US$1 each. This common control transaction was accounted for at historical carrying amounts, with no change to the consolidated equity balance. The reorganization was undertaken in preparation for the Company’s planned initial public offering.

On May 28, 2025, four new independent subscribers (none of whom are Controlling Shareholders) subscribed for an aggregate of 116 Class A Ordinary Shares in Agencia Cayman at a consideration of US$9,360 per share for aggregate proceeds of US$1,085,644, which were received as of July 4, 2025.

On June 24, 2025, Agencia Cayman amended its authorised share capital to 1,250,000,000 shares (625,000,000 Class A and 625,000,000 Class B Ordinary Shares) with a reduced par value of US$0.00004 per share; effected a 1-for-25,000 stock split of all outstanding shares, converting each existing share of US$1.00 par value into 25,000 shares of US$0.00004 par value. These changes were accounted for at historical carrying amounts, with the stock split applied retroactively to all periods presented, resulting in no change to the total consolidated equity balance while increasing the number of shares outstanding proportionally. The reorganization maintains the original rights and restrictions of each share class, with Class B Ordinary Shares continuing to have no dividend rights or entitlement to distribution of assets upon winding-up.

On June 24, 2025, Agencia Cayman also issued new shares at par value (US$0.00004 per share), including 2,000,000 Class A and 2,000,000 Class B ordinary Shares to the Controlling Shareholder, Ping Shiang Business Ltd, and an aggregate of 464,000 Class A Ordinary Shares to four independent subscribers.

On October 22, 2025, the Company’s Class A Ordinary Shares were approved for listing on Nasdaq Capital Market and commenced trading under the symbol “AGCC”. The offering, pursuant to an underwriting agreement dated October 21, 2025, involved the initial sale of 1,750,000 Class A ordinary shares at $4.00 per share for gross proceeds of $7.00 million. On October 23, 2025, the Company successfully completed its initial public offering.

On October 29, 2025, the underwriters fully exercised their 45-day over-allotment option to purchase an additional 262,500 shares, increasing the total shares issued to 2,012,500 and raising total gross proceeds to approximately $8.05 million. The net proceeds to the Company were approximately $5.22 million, after deducting underwriting discounts and offering expenses.

Retained Earnings

Retained earnings are the portion of a company’s net income that is not paid out as dividends but is instead reinvested in the business or held as a reserve for future use. This may include funds set aside for expansion, debt repayment, or other strategic purposes. As of December 31, 2024 and 2025, the balances of retained earnings were US$1,747,875 and US$2,296,319, respectively.

Statutory Reserve

Under the law of Taiwan, a statutory reserve is a portion of a company’s profits that must be appropriated as required under with the Company Act of Taiwan until the reserve equals the paid-in capital. As of December 31, 2024 and 2025, the balances of statutory reserve were US$101,857 and US$162,795, respectively.

Accumulated Other Comprehensive Loss

Other comprehensive losses accumulated in the Company’s equity comprise foreign currency adjustments. It represents the cumulative amount of other comprehensive losses which has not been realized, and it is reported within the equity section of the Company’s balance sheet. As of December 31, 2024 and 2025, the balances of accumulated other comprehensive loss were US$119,131 and US$110,127, respectively.

15.	COMMITMENTS AND CONTINEGENCIES

Lease commitments

As of December 31, 2025, the Company entered into long-term operating leases of office premises and warehouses, and finance lease of a motor vehicle in Taiwan. The Company’s commitment for minimum lease payments under such operating leases and finance lease as of December 31, 2024 and 2025 were disclosed in Note 9.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual relationships and a variety of liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. The Company is of the opinion that there were no pending or threatened claims and litigation as of December 31, 2024 and 2025, and through the issuance date of these consolidated financial statements.

Capital commitments

The Company had the following capital commitment at the end of the reporting period:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Contracted but not provided for	5,120	—

During the financial year ended December 31, 2024, the Company entered into an agreement with a related party regarding the right to use a trademark on its whisky products, amounting to JPY7,500,000 (approximately US$48,000). As of the December 31, 2024, approximately US$5,120 remained outstanding. The outstanding amount was settled in February 2025 and the full amount was capitalised as an intangible asset upon the effectiveness of the license agreement in March 2025.

Loan commitments

The Company entered into a loan agreement with an independent third party (“Borrower”) in a total facility of US$12,000,000 as general working capital use and potential future investments. As of December 31, 2025, the Company’s commitment for loan payments under the agreement was US$10,000,000 which was disclosed in Note 5.

16.	SUBSEQUENT EVENT

On February 13, 2026, the Company disclosed that it entered into a non-binding letter of intent (LOI) with Ricloud AI Inc. to lease approximately 300 units of NVIDIA B300 AI servers. The estimated total contract value is US$120,000,000. Ricloud AI Inc. is an independent third party and is not a related party of the Company. Pursuant to the LOI, the Company paid a deposit of US$3,500,000 on January 26, 2026. The deposit is refundable under certain conditions and will be applied against future lease payments upon execution of the definitive lease agreement.

On the same date, the Company also disclosed that it entered into a non-binding letter of intent (LOI) with an Indonesia based counterparty in relation to a proposed land transaction intended to support the development of an AI computing infrastructure and data center site in Indonesia. The letter of intent contemplates a land parcel of approximately 50,000 square meters, to be acquired by the Company or through an Indonesian affiliate to be established. It includes (i) an initial USD 180,000 booking deposit for the temporary reservation of the aforesaid land and (ii) a subsequent booking fee of IDR 3,000,000,000 plus VAT (11%), each stated to be non-refundable in the event of cancellation, subject to the terms and conditions set forth therein.

On March 27, 2026, subsequent to the reporting period, the Company entered into a Securities Purchase Agreement with certain investors to issue and sell 2,910,000 Class A ordinary shares at US$5.00 per share, for aggregate gross proceeds of US$14,550,000 (the “PIPE Financing”). The net proceeds are intended to be used for the development of AI computing center related business in the United States, Japan and Southeast Asia. The closing of the PIPE was subject to the satisfaction of certain customary closing conditions as stipulated in the SPA and has been completed as of the date of this Annual Report.

On April 1, 2026, the Company entered into a loan agreement with an independent third party (“the Lender”), pursuant to which the Lender agreed to advance an unsecured, interest-free loan in the principal amount of US$3,500,000 to the Company. The full principal amount of US$3,500,000 was drawn down on April 1, 2026.  The loan matures one calendar month from the date of drawdown, unless extended by the Lender in writing. The proceeds of the loan are intended for general corporate and business purposes.

On April 22, 2026, the Company, through the Company’s wholly owned subsidiary, PT. AGCC AITECH Indonesia, entered into two separate Power Purchase and Sale Agreements (“the Agreements”) with an independent thirty party, the Indonesian state-owned electricity company, to secure electricity resources for the Data Center Project (“the Project”) in Indonesia. The aggregate initial expenses are estimated approximates IDR 46.0 billion (comprising connection fees and customer guarantee deposits). The agreements are not fixed-price contracts and the electricity tariffs are subject to adjustment under Indonesian government policies. Additionally, the Company is obligated to pay minimum charges even if actual consumption is below the contracted level (i.e. 27,700kVA), with such capacity to be energized in stages as specified in the Agreements.

On April 22, 2026, the Company entered into a loan agreement with an independent third party (“Lender”), pursuant to which the Lender agreed to provide an unsecured loan in the principal amount of US$6,500,000 to the Company. The full principal amount of US$6,500,000 was drawn down on April 22, 2026.  The loan bears interest at 3% per annum and matures one calendar month from the date of the drawdown, unless extended by the Lender in writing. The proceeds of the loan are intended for general corporate and business purposes.

As this event occurred after December 31, 2025, it is a non-adjusting subsequent event and has not been reflected in the accompanying financial statements. The transaction will be recorded in the subsequent reporting period upon closing.